                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                  RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
                             EXCHANGE ACT OF 1934


                        FOR THE MONTH OF SEPTEMBER 1998

                                           (Commission File No. 1-14032)

                  TELECOMUNICACOES BRASILEIRAS S.A.--TELEBRAS
            (Exact name of registrant as specified in its charter)

              BRAZILIAN TELECOMMUNICATIONS CORPORATION--TELEBRAS
                 (Translation of registrant's name in English)

                            SAS--QUADRA 6, BLOCO E
                            70313-900 BRASILIA--DF
                       THE FEDERATIVE REPUBLIC OF BRAZIL
                   (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X  Form 40-F ____
                                   ---

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes _____     No   X
                                                  ---

                 TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
                 --------------------------------------------

                     Interim Financial Information for the
                   Three and Six Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
Telecomunicacoes Brasileiras S.A. - Telebras
Brasilia - DF

1. We have performed a special review of the accompanying quarterly information (ITR) of Telecomunicacoes Brasileiras S.A. - Telebras as of and for the three-month period ended June 30, 1998, which comprises the balance sheet, statements of income for the three- and six-month periods ending on June 30, 1998, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998, which is presented for comparative purposes, was not reviewed by independent auditors.


Rio de Janeiro, August 14, 1998



DELOITTE TOUCHE TOHMATSU                             ANTONIO C. CARMONA CORREA
Auditores Independentes                              Accountant
CRC-SP 11.609 S/RJ                                   CRC-SP 96.269 S/RJ

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
----------------------------

                                                                        March 31,
                                                      June 30, 1998       1998
                                                      --------------  -------------
ASSETS

Current assets:
Cash and cash equivalents                                   291,324         793,644
Recoverable taxes                                            50,234          23,166
Accounts receivable                                           2,091           2,371
Other current assets                                         30,637         394,803
                                                            -------       ---------
Total current assets                                        374,286       1,213,984
                                                            -------       ---------

Long-term assets - Recoverable taxes                          2,175           2,276
                                                            -------       ---------

Permanent - Fixed assets                                     70,763          70,043
                                                            -------       ---------

TOTAL ASSETS                                                447,224       1,288,303
                                                            =======       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Suppliers                                                    18,333          11,399
Payroll and related accruals                                 20,875          16,365
Dividends payable                                            90,856         708,445
Other                                                        66,310          91,036
                                                            -------       ---------
Total current liabilities                                   196,374         827,245
                                                            -------       ---------

Long-term liabilities - Taxes and contributions                 676          20,523
                                                            -------       ---------

Shareholders' equity:
Share capital                                               207,329         145,228
Legal reserve                                                 9,574           9,574
Capital reserves                                             35,933          39,545
Retained earnings                                           (10,291)        168,936
                                                            -------       ---------
Total shareholders'' equity                                 242,545         363,283
                                                            -------       ---------

Other capitalizable funds                                     7,629          77,252
                                                            -------       ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  447,224       1,288,303
                                                            =======       =========


See notes to quarterly information.

-------------------------------------------------------------------------------

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
----------------------------

                                                        3 months       6 months
                                                          ended          ended
                                                      June 30, 1998  June 30, 1998
                                                      -------------  -------------

OPERATING EXPENSES                                         (66,833)       (76,336)

NON OPERATING INCOME(EXPENSES)                                  73         (1,033)
                                                       -----------    -----------

LOSS BEFORE INCOME AND SOCIAL CONTRIBUITION TAXES          (66,760)       (77,369)
 AND EMPLOYEE PROFIT SHARING                           -----------    -----------

INCOME AND SOCIAL CONTRIBUTION TAXES                        18,836            611

PROFIT SHARING - EMPLOYEES                                     308              0
                                                       -----------    -----------

NET LOSS                                                   (47,616)       (76,758)
                                                       ===========    ===========

NUMBER OF SHARES (THOUSAND)                            334,399,027    334,399,027
                                                       ===========    ===========

NET LOSS PER THOUSAND SHARES                              (0.00014)      (0.00023)
                                                       ===========    ===========


See notes to quarterly information.

-------------------------------------------------------------------------------

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
--------------------------------------------

NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
----------------------------------------------

1.  TELEBRAS SPLIT-OFF

A partial split-off of TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS was approved at a Meeting of Shareholders on 5/22/98, resulting in the formation of 12 (twelve) new holding companies.

The split-off was carried out on the basis of an APPRAISAL REPORT prepared by KPMG Peat Marwick, with the following book values for the portions of net assets transferred to the 12 (twelve) new holding companies, with a value date of 2/28/.98:

                COMPANIES                      FUNDS FOR     NET WORTH   TOTAL NET
                                             CAPITALIZATION                 ASSETS
TELE NORTE LESTE PARTICIPACOES S.A.               319,920    9,262,317   9,582,237
TELE CENTRO SUL PARTICIPACOES S.A.                170,502    4,789,877   4,960,379
TELESP PARTICIPACOES S.A.                         501,666    7,792,925   8,294,591
EMBRATEL PARTICIPACOES S.A.                           915    5,466,009   5,466,924
TELESP CELULAR PARTICIPACOES S.A.                     152      910,096     910,248
TELE SUDESTE CELULAR PARTICIPACOES S.A.               132      784,801     784,933
TELEMIG CELULAR PARTICIPACOES S.A.                     67      398,352     398,419
TELE CELULAR SUL PARTICIPACOES S.A                     75      450,388     450,463
TELE CELULAR CENTRO PARTICIPACOES S.A.                 82      491,855     491,937
TELE NORTE CELULAR PARTICIPACOES S.A.                  25      147,888     147,913
TELE LESTE CELULAR PARTICIPACOES S.A.                  37      223,208     223,245
TELE NORDESTE CELULAR PARTICIPACOES S.A.               47      278,988     279,035
                                TOTAL             993,620   30,996,704  31,990,324

The same Special Meeting of Shareholders approved the establishment of a private foundation, with a grant of the assets associated with the TELEBRAS Research and Development Center - CPqD (note 9a).

2.  DISCONTINUATION OF OPERATIONS

TELEBRAS is discontinuing its operations and, as provided in Law N 9,472/97, the Minister of State for Communications may, after the privatization of the companies that have been spun off from Telebras, authorize the company's dissolution, to be considered by a new specially-convened special meeting of shareholders.

3.     PRESENTATION OF FINANCIAL STATEMENTS

3.1.     Financial Statement
         -------------------

These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and, where applicable, the rules applicable to telecommunication public service concessionaires.

a)  These statements result from the simple accumulation of nominal amounts.

b) The balance sheets are presented net of the amounts transferred to the 12 (twelve) new holding companies. Thus, the balance sheet for the first quarter of 1998 shows balances remaining after the split-off and the transactions of March/98.

c) The income statements reflect only transaction that took place during the period from March 1 through June 30, 1998, as a result of the split-off effective 2/28/98. Thus, the Income Statement for the first quarter/98 shows only transactions between March 1 and 31 of 98.

d) Net income for the January-February period of 1998 in the amount of R$98,469 thousand (excluding equity method gains and losses), recorded in the Retained Earnings account at 2/28/98, was transferred in part to the new holding companies, and will be included in the adjusted net income of those companies at 12/31 for dividend calculation purposes. The amounts allocated to each company are as follows:

                                             NET
               COMPANIES                    INCOME

TELE NORTE LESTE PARTICIPACOES S.A.         34,098
TELE CENTRO SUL PARTICIPACOES S.A.          15,040
TELESP PARTICIPACOES S.A.                   18,326
EMBRATEL PARTICIPACOES S.A.                 14,088
TELESP CELULAR PARTICIPACOES S.A.            3,090
TELE SUDESTE CELULAR PARTICIPACOES S.A.      4,365
TELEMIG CELULAR PARTICIPACOES S.A.           1,459
TELE CELULAR SUL PARTICIPACOES S.A           1,690
TELE CELULAR CENTRO PARTICIPACOES S.A.       1,348
TELE NORTE CELULAR PARTICIPACOES S.A.          388
TELE LESTE CELULAR PARTICIPACOES S.A.          915
TELE NORDESTE CELULAR PARTICIPACOES
 S.A.                                          844
TELECOMUNICACOES BRASILEIRAS S.A. -          2,818
 TELEBRAS
                           TOTAL            98,469

3.2.    Special Review by Independent Auditors
        --------------------------------------

The balance sheets and the statements of income were subject of special review procedures performed by independent auditors.

3.3.    Consolidation
        -------------

As a result of the split-off, TELEBRAS no longer hold shares in any telecommunications company, so that the financial statements are no longer presented on a consolidated basis.

3.4     Comparative Periods
        -------------------

TELEBRAS is not presenting figures comparing the second quarter of 1998 with the second quarter of 1997, because of the partial split-off authorized by the Special Meeting of Shareholders of 5/22/98, on the basis of the balance sheet as at 2/28/98.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are consistent with those adopted for preparing the financial statements of prior periods. The main points of this quarterly information are summarized as follows:

4.1. Accounts receivable and payable are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction have been adjusted to the balance sheet date.

4.2. Inventory is classified as a current asset and is to be used for maintenance.

4.3. TELEBRAS sponsors a defined benefit pension plan that is managed by Sistel. The determination of contributions to the plan are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December/97. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

5.     CAPITAL STOCK

The subscribed and paid-in capital as of June 30, 1998 was R$207,329 thousand, represented by 334,399,027 shares with no par value, as follows:

Type of Shares                                    In thousands of shares
Common                                            124,369,030
Preferred                                         210,029,997

Shares in treasury, amounting to 23,006 shares, were as follows:

Common                                                 16,200
Preferred                                               6,806

Preferred shares are non-voting but have priority in the capital reimbursement and payment of 6% non-cumulative minimum dividends. As of June 30, 1998, the book value per share was R$0.000725.

6.     MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

Limitations

Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

Cash and cash equivalents, current receivables and payables
Book balances approximate market values because of the short-term maturity of the instruments.

Deferred taxes - assets and liabilities

Market values are computed on the basis of the present value of the future cash flows associated with each instrument, using current interest rates for similar instruments with similar maturities.

Derivatives
It has not been a common practice for the company to use derivatives.

Financial instruments, including the short-term portion, whose accounting and market values differ, are summarized as follows:


Accounts              6/30/98 Book Value     6/30/98 Market Value
ASSETS
Recoverable taxes     52,409                 51,669

LIABILITIES
Indirect taxes        723                    723
Direct taxes          990                    982


7.  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

              MOVEMENT                    VALUE

Balance at 12/31/97                     31,294,755
Income for January and February             98,469
Split-off Amounts - Split-Off          (30,996,704)
 Appraisal Report
Transfers of Funds for                      (5,434)
 Capitalization
Adjustments to investments                     (31)
Increase in capital - TRF Decision*         62,101
Grants and Investment Subsidies              1,381
Share purchases                               (842)
Premiums of share purchases                 (3,623)
Dividends (Increase in capital -          (130,769)
 TRF Decision**)
Loss from 3/1 to 6/30                      (76,758)
Balance at 6/30/98                         242,545


* Amounts received from subscribers who exercised their preferential rights at the time of the increase in capital of 7/7/90, challenged in the federal courts, ratified by the Special Meeting of Shareholders of April 14, 1998, in accordance with the decisions of the Federal Regional Tribunal for the 1st Region and the Tribunal of Justice.

**  Rights (dividends) resulting from the increase in capital of 4/14/98.

8.  CHANGES IN THE SYSTEMS FOR YEAR 2000 ( MILLENNIUM BUG)

The operations of TELEBRAS are being discontinued, but the administrative system are going to be evaluated. Management believes that the effects will not be material.

9. SUBSEQUENT EVENTS

a) Fundacao CPqD - Research and development Center was established on July 24, 1998. The value of the assets to be granted by TELEBRAS is R$115,089 thousand, in accordance with the APPRAISAL REPORT prepared by ARTHUR ANDERSEN S/C, with a value date of March 31, 1998.

b) A proposal was made to the Ministry of Communications and approved by SEST to establish a program known as ADDITIONAL BONUS FOR SERVICES RENDERED for the benefit of the employees who have participated with dedication and professionalism in the transition to the privatization and are now assisting with the process of discontinuation of operations and dissolution of TELEBRAS. A study is being made of the target group, and actual dates of termination of employment are being defined, so that the related costs can be measured and quantified.


COMMENT ON PERFORMANCE OF TELEBRAS

As a result of the split-off, TELEBRAS no longer controls any telecommunications company and is discontinuing its operations. As provided in Law N 9,472/97, the Minister of State for Communications may, after the privatization of the companies that have been spun off from Telebras, authorize the company's dissolution, to be considered by a specially-convened special meeting of shareholders.

Thus, since the periods are not comparable, it is not possible to comment on the performance of TELEBRAS.

CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES


Number of order of issue            3rd issue      4th issue      5th issue

Number of CVM registration         GERER/DERER/    SEP/GERER/     SEP/GERER/
                                    DEB/92/023     DEB/93/030     DEB/93/117

Date of CVM registration             10.13.92        9.3.93        12.22.93
Series issued                          Three          Four           Five
Type                                  Simple         Simple         Simple
Nature                                Public         Public         Public
Date of issue                         9.1.92         7.1.93        12.1.93
Date of maturity                      9.1.04         7.1.05        12.1.05
Type of debenture                  Subordinated     Floating     Subordinated
Interest rate                          ANBID         ANBID          ANBID
Premium/discount
Nominal value (R$)                    1,737.61      3,395.21       1,661.85
Amount issued                         188,531        6,076          17,773
 (thousand of R$)
Quantity of
 securities issued                    103.692        167.100        200.000
Destination of
 securities issued -
    in treasury                       103.692        167.100        200.000

Date of last                           1/2/98         4/5/98         3/3/97
 renewal/rollover
Date of next event                     1/4/99         4/5/99         9/1/98

                         EMBRATEL PARTICIPACOES S.A.
                         ---------------------------


                         Interim Financial Information for the
                         Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
EMBRATEL Participacoes S.A.
Brasilia - DF

1. We have performed a special review of the accompanying quarterly information (ITR) of EMBRATEL Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU                             ANTONIO C. CARMONA CORREA
Auditores Independentes                              Accountant
CRC-SP 11.609 S/RJ                                   CRC-SP 96.269 S/RJ

EMBRATEL PARTICIPACOES S.A.
---------------------------


BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                      June 30, 1998   March 31,1998
                                                      -------------   -------------
ASSETS
------
Current assets:
  Recoverable taxes                                            151
  Other receivables                                         34,355         32,914
                                                         ---------      ---------
Total current assets                                        34,506         32,914
                                                         ---------      ---------

Permanent assets:
  Investments in subsidiaries                            5,725,328      5,567,984
                                                         ---------      ---------
Total permanent assets                                   5,725,328      5,567,984
                                                         ---------      ---------

TOTAL ASSETS                                             5,759,834      5,600,898
                                                         =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Taxes and contributions                                      732            213
                                                         ---------      ---------
Total current liabilities                                      732            213
                                                         ---------      ---------

Long-term liabilities:
  Other                                                        915            915
                                                         ---------      ---------
Total long-term liabilities                                    915            915
                                                         ---------      ---------

Shareholders' equity:
  Share capital                                          2,134,427      2,134,427
  Legal reserve                                            129,640        129,640
  Realizable profit reserve                              2,207,348      2,207,348
  Retained earnings                                      1,286,772      1,128,355
                                                         ---------      ---------
Total shareholders' equity                               5,758,187      5,599,770
                                                         ---------      ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               5,759,834      5,600,898
                                                         =========      =========

See notes to quarterly information.


--------------------------------------------------------------------------------

EMBRATEL PARTICIPACOES S.A.
---------------------------


STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                     3 months ended  6 months ended
                                                     June 30, 1998   June 30, 1998
                                                     --------------  --------------
OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries                    157,344         290,667
Financial income                                             1,592           2,243
                                                       -----------     -----------

OPERATING INCOME, NET                                      158,936         292,910

NON-OPERATING INCOME                                   -----------     -----------

INCOME BEFORE TAXES AND PROFIT SHARING                     158,936         292,910

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION              (519)           (732)

PROFIT SHARING - EMPLOYEES                             -----------     -----------

NET INCOME FOR THE PERIOD                                  158,417         292,178
                                                       ===========     ===========

NUMBER OF SHARES (THOUSAND)                            334,399,028     334,399,028
                                                       ===========     ===========

NET INCOME PER THOUSAND SHARES                           0.00047         0.00087
                                                         =======         =======

See notes to quarterly information.

--------------------------------------------------------------------------------

EMBRATEL PARTICIPACOES S.A.
---------------------------

NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
--------------------------------------------------------------------------------

1.      COMPANY'S OPERATIONS

        The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

        The Company will operate as a holding of the Telecommunications area in the long distance, data transmission, tele-informatic, video text, telex, television and radio transmission, and sea communications covering region IV, so far served by Embratel S.A..

        As a result of the split-off of TELEBRAS, common and preferred shareholders of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

        The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only pre-qualified bidders can participate in the bid.

        The split-off parts that remained with this company, in accordance with the valuation report are as follows:

                                                             SPLIT-OFF PARTS
                                                             ---------------

        CURRENT ASSETS                                             32,263
        Cash and equivalents                                       32,263
        PERMANENT ASSET                                         5,434,661
        Investments                                             5,434,661

        NET EQUITY AND
        CAPITALIZABLE RESOURCES                                 5,466,924
        Share capital                                           2,134,427
        Legal reserve                                             129,640
        Realizable profit reserves                              2,207,348
        Retained earnings                                         994,594
        Capitalizable resources                                       915

2.  PRESENTATION OF FINANCIAL STATEMENTS

    2.1 Financial Statements
        --------------------

        These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

   2.2. Consolidated Financial Statements
        ---------------------------------

        The income statement is presented on the Parent company and Consolidated basis. As the parent company was incorporated at 5/22/98, the March balance sheet was prepared "pro-forma" in order to meet the market's need for information. The criteria used in preparing this balance sheet take into consideration the movement in the transition period, which occurred from February 28 through March 31, 1998.

   2.3  Special Review by Independent Auditors
        --------------------------------------

        The balance sheets and the related statements of income were reviewed on a quarterly basis by independent auditors.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

    The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

    3.1 The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to Embratel Participacoes S.A. in the amount of R$14.088, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

    3.2 Accounts receivable and payable at the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

    3.3 Inventories are set apart for expansion and maintenance:  Those destined
        -------------------------------------------------------
        for expansion are classified as permanent (assets and installations in process), and destined for maintenance, are classified as current assets.

    3.4 Employees' Profit Sharing: in conformity with Article 5 of Provisional
        -------------------------
        Measure N 980 of April 25, 1995 and subsequent reissues thereof, and Resolution N 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employee's share in the subsidiaries' profits is provided monthly. The accrued amount, at the rate of 1/12% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders at the general meeting when surplus appropriation is approved.

    3.5 Interest on Work in Progress: The operating companies compute monthly
        ----------------------------
        interest on works in progress at the rate of 12% p.a. on total capital invested in works in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

    3.6 Pension Plans: The companies sponsor defined benefit pension plans
        -------------
        that are managed by Telos. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted.

    3.7 Interest on Shareholders' Equity: In accordance with Company's by-laws,
        --------------------------------
        management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders, up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

4. CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES - FROM APRIL 1, 1998 TO JUNE 30, 1998

                                                      From April 1, 1998
                                                      to June 30, 1998       %
                                                      ------------------     -

    GROSS OPERATING INCOME                                   749,574       100.00
    NATIONAL/INTERNATIONAL                                   749,574       100.00
    Voice area                                               486,385        64.89
    Text area                                                  6,236         0.83
    Data area                                                201,003        26.82
    Others                                                    55,950         7.46
    GROSS INCOME DEDUCTIONS                                 (146,051)      (19.48)
    National ICMS                                           (123,507)      (16.48)
    PASEP                                                     (4,847)       (0.65)
    ISS                                                       (2,785)       (0.37)
    COFINS                                                   (14,912)       (1.99)
    NET OPERATING INCOME                                     603,523        80.52

5.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

    From April 1, 1998 to June 30, 1998               Subsidiaries     Parent Company
    -----------------------------------               ------------     --------------
    FINANCIAL INCOME                                      48,463            1,592
    Nominal financial income                              33,369            1,592
    Monetary/exchange variation assets                    15,094

    FINANCIAL EXPENSES                                   (37,651)
    Nominal financial expenses                           (20,138)
    Monetary/exchange variations liabilities             (17,513)

6.  CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                                    From April 1, 1998
                                                                     to June 30, 1998
                                                                     ----------------
    INCOME                                                                  9,242
    Interest on work in progress                                              278
    Write-off of permanent assets                                             505
    International joint-ventures                                            4,110
    Stores income                                                           4,163
    Others                                                                    186

    EXPENSES                                                              (71,995)
    Non-operating financial expenses                                         (278)
    Write-off of permanent assets                                         (65,529)
    Sponsorship                                                            (3,961)
    Other non-operating income                                             (2,227)
                                                                          -------
    Total                                                                 (62,753)
                                                                          =======

7.  CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

    The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, even paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carry-forward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses (income) are composed of the following:


From April 1, 1998 to June 30, 1998      Subsidiary Company      Parent Company
-----------------------------------      ------------------      --------------

Social contribution on income                 (9,249)               (127)
Income tax                                    (9,701)               (392)
                                             -------
Total tax expense                            (18,950)               (519)


8.  CAPITAL STOCK

    The subscribed and paid-in capital as of June 30, 1998 is R$2,134,427, represented by 334,399,028 common shares with no par value, being 124,369,030 ordinary nominal shares and 210,029,997 preferred nominal shares. Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0.000000087.

9.  MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

    Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

    Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

10. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (SIMPLIFIED)

                                                              Value
                                                              -----
BALANCE AT DECEMBER 31, 1997
Stock capital - split-off                                  2,134,427
Legal reserve - split-off                                    129,640
Income to realize reserve - split-off                      2,207,348
Accumulated income - split-off                               994,594
Income accumulated during the year                           292,178
BALANCE AT JUNE 30, 1998                                   5,758,187


11. RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

Reconciliation between the consolidated Parent company's and the subsidiary's net income at June 30, 1998 is as follows:

Net income of Parent company                                 292,178
Interest on work in progress, donations and other             40,417
Others                                                         2,528
CONSOLIDATED NET INCOME                                      249,233

Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

12. CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, an evaluation should still be made but, in any case, the effects on the financial statements should not be material.

13. SUBSEQUENT EVENT

In May 1998 Management started a negotiation with the Secretary of Complementary (Social) Security and with the Secretary of State-owned companies aiming at the payment of approximately R$105,000 to TELOS - Embratel Social Security Foundation, as additional resources, to be paid in 20 years as from 1998.

COMMENT ON CONSOLIDADED PERFORMANCE FOR THE PERIOD

The net operating income for the second quarter 1998 was R$603,500, 8.4% higher than the same period in the previous year R$556,900, showing a growth of R$46,700. Such growth was basically due to the Data area, R$32,000 especially due the services of MEGADATA and TOPNET - 77.6%, DATASAT - 41.5%, INTERNET - 42.1%, EILD - 59% and the Sound and Image area that grew R$12,800 in the period, reinforced by the Digital TV service 130%, due to the conquest of new contracts.

Cost of services, R$257,500, which represent 42.7% of the Net Operating Income for the period grew 18.7% in relation to the same period in the previous quarter R$216,800, showing a growth of R$40,700, being the main reasons the increase of depreciation, around R$17,500, because of new investments in fixed assets, especially due Brasilsat satellite, Optical Fiber System and Digital Radio; Personnel, approximately R$4,300 mainly because of promotions given to periods retroactive to March, around R$1,800, and also to the accounting for of labour indemnities, Law 8036/90 around R$1,300. Third party services, showing a growth of around R$7,700, basically because of the increase of approximately R$2,700 in promotion and publicity , Brasil Direto by Manchete Network, being the remaining distributed to other Health services - R$1,300, Regular Services - R$1,500; facilities, increased by around R$2,.500, because of DATASAT service - via Nahuelsat.

Expenses with Sales represent 8.0% of the Net Operating Income for the period, showing an amount of R$48,100 for the quarter, 14.7% higher to the same period in the previous year, R$41,900, because of Facilities, showing an increase of R$8,800.

General and Management Income/Expenses, represented 19.6% of the Net Operating Income for the quarter, with an amount of R$118,100, 16.7% higher than the same quarter in the previous year, R$101,200. The growth for the period was basically because of Third Party services, basically Promotion and Publicity R$5,400 because of advertisement in Brasilsat B3 services, INTERNET, RENPAC, 30' advertisement in the Manchete Network during the World Cup; and other Operating Expenses increased approximately R$17,000 due to new accruals.; as a counterpart, we verified a decrease of approximately R$1,200 in expenses with the Satellite insurance; depreciation also presented a decrease of approximately R$2,300 (write-off of new investments in fixed assets), and regular services decreased R$1,500.

Financial results represented 1.8% of Net Operating Income for the period, had a positive balance of R$13,000, being 42.6% hover in relation to the same period in the previous year, R$18.800 also positive, being that R$8,000 of the decrease results from the receipt, in the previous period, of accounts payable from Radiobras to the amount of R$6,600.

Non-operating result (expense) of R$62,700, showed an income of R$1,800 for the same quarter in the previous year, representing a decrease of R$64,500, basically influenced by the write-offs of Assets which occurred in the period, being the most relevant the write off of Atlantis Cape, around R$37,100.

Net income for the quarter R$100,400 represents 16.6% of Net Operating Income and is 37.0% lower than in the same quarter in the previous year, R$159,100; such decrease is basically due to the accounting of the Accrual for Doubtful Accounts and Labour Contingencies and write-offs occurred in the quarter.

EMBRATEL PARTICIPACOES S.A.
---------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                     3 months ended  6 months ended
                                                     June 30, 1998   June 30, 1998
                                                     --------------  --------------
NET OPERATING REVENUE FROM TELECOMMUNICATION
    SERVICES                                              603,523       1,182,375

COST OF SERVICES                                         (257,488)       (501,261)
                                                      -----------     -----------

GROSS REVENUE                                             346,035         681,114

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                          (48,110)        (90,801)
General and administrative expenses                      (118,108)       (204,304)
Financial expenses                                        (37,651)        (76,131)
Financial income                                           50,706         105,358
Other                                                      (2,718)         (8,046)

OPERATING INCOME                                          190,154         407,190
                                                      -----------     -----------

NON-OPERATING INCOME (EXPENSE)                            (62,753)        (82,048)

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING                       127,401         325,142
                                                      -----------     -----------

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX                 (19,682)        (60,773)

PROFIT SHARING - EMPLOYEES                                 (6,000)        (12,000)

MINORITY INTERESTS                                         (1,253)         (3,136)
                                                      -----------     -----------

NET INCOME FOR THE PERIOD                                 100,466         249,233
                                                      ===========     ===========

NUMBER OF SHARES (THOUSAND)                           334,399,028     334,399,028
                                                      ===========     ===========

NET INCOME PER THOUSAND SHARES                            0.00030         0.00075
                                                      ===========     ===========

--------------------------------------------------------------------------------

                           TELESP PARTICIPACOES S.A.
                           -------------------------

                           Interim Financial Information for the
                           Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
TELESP Participacoes S.A.
Brasilia - DF

1. We have performed a special review of the accompanying quarterly information (ITR) of TELESP Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU                   ANTONIO C. CARMONA CORREA
Auditores Independentes                    Accountant
CRC-SP 11.609 S/RJ                         CRC-SP 96.269 S/RJ

TELESP PARTICIPACOES S.A.
-------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                              June 30,   March 31,
                                                1998        1998
                                             ----------  ----------
ASSETS

Current assets:
Accounts receivable from related parties        136,359     188,661
Other                                           671,283     552,119
Recoverable taxes                               111,980     105,151
Other receivables                               559,303     446,968
                                              ---------   ---------
Total current assets                            807,642     740,780
                                              ---------   ---------

Long-term assets:
Capitalizable applications                            2     413,447
Receivables from related parties:
     Affiliates                                     516       9,704
     Subsidiaries                                13,366      13,351
Tax incentives                                    4,475       4,287
Judicial deposits                                 6,717       6,495
                                              ---------   ---------
Total long-term assets                           25,076     447,284
                                              ---------   ---------

Permanent assets:
Investments                                   8,016,542   7,813,170
    In affiliates                               298,507     286,942
    In subsidiaries                           7,628,576   7,436,769
Other                                            89,459      89,459
Property, plant and equipment                    14,512      14,512
                                              ---------   ---------
Total permanent assets                        8,031,054   7,827,682
                                              ---------   ---------

TOTAL ASSETS                                  8,863,772   9,015,746
                                              =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Financing                                       503,010     352,640
Taxes and contributions                           1,616         812
                                              ---------   ---------
Total current liabilities                       504,626     353,452
                                              ---------   ---------

Long-term liabilities:
Loans and financing                             127,700     135,783
Capitalizable funds                               1,389     501,666
                                              ---------   ---------
Total long-term liabilities                     129,089     637,449
                                              ---------   ---------

Shareholders' equity:
Share capital                                 3,238,421   3,238,421
Capital reserves                                    188
Legal reserve                                   180,884     180,884
Realizable profit reserve                     3,079,882   3,079,882
Retained earnings                             1,730,682   1,525,658
                                              ---------   ---------
Total shareholders' equity                    8,230,057   8,024,845
                                              ---------   ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    8,863,772   9,015,746
                                              =========   =========

See notes to quarterly information.
-----------------------------------

TELESP PARTICIPACOES S.A.
-------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                               3 months      6 months
                                                ended         ended
                                               June 30,      June 30,
                                                 1998          1998
                                               --------      --------
OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries          203,373       433,637
Financial expenses                               (23,725)      (31,767)
Financial income                                  24,849        35,358
Other operating income                             1,332         1,332

OPERATING INCOME                                 205,829       438,560

NON-OPERATING INCOME

INCOME BEFORE TAXES AND PROFIT SHARING           205,829       438,560

PROVISION FOR INCOME TAX AND SOCIAL                 (805)       (1,617)
 CONTRIBUTION

PROFIT SHARING - EMPLOYEES                             -             -
                                             -----------   -----------

NET INCOME FOR THE PERIOD                        205,024       436,943
                                             ===========   ===========

NUMBER OF SHARES (THOUSAND)                  334,399,027   334,399,027
                                             ===========   ===========

NET INCOME PER THOUSAND SHARES                   0.00061       0.00131
                                             ===========   ===========


See notes to quarterly information.

--------------------------------------------------------------------------------

TELESP PARTICIPACOES S.A.
-------------------------


NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
----------------------------------------------


1.  COMPANY'S OPERATIONS

The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

The Company will operate as a holding of the area 1 in the fixed public telephone business, covering regions served by the following companies:
Telecomunicacoes de Sao Paulo S.A. - TELESP and Companhia TelefOnica da Borda do Campo - CTBC.

As a result of the split-off of TELEBRAS, common and preferred shareholders' of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only prequalified bidders can participate in the bid.

2.  PRESENTATION OF FINANCIAL STATEMENTS

2.1. Financial Statement

These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

2.2. Consolidated Financial Statements

The income statement is presented on the Parent company and Consolidated basis. The balance sheet is presented on an individual basis (Parent company).

2.3. Special Review by Independent Auditors

The balance sheets and the related statements of income of the subsidiary companies were reviewed on a quarterly basis by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

3.1. The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELESP Participacoes S.A. in the amount of R$ 18,325, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

3.2. Accounts receivable and payable at the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

3.3. Allowance for Doubtful Accounts: Accounts receivable that have been overdue
     -------------------------------
for more than 180 days at the subsidiaries were written off as losses for the period. Other receivables of unlikely realization were analyzed considering their maturity date and an allowance was recorded.

3.4. Employees' Profit Sharing: in conformity with Article 5 of Provisional
     -------------------------
Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the subsidiaries' profits is provided monthly. The accrued amount, at the rate of 8.33% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders' at the general meeting when surplus appropriation is approved.

3.5. Interest on Work in Progress: The operating companies compute monthly
     ----------------------------
interest on works in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

3.6. Pension Plans: The companies sponsor defined benefit pension plans that are
     -------------
managed by Sistel. The determination of contributions to the plans is based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

3.7. Interest on shareholders' Equity: in accordance with Company's bylaw,
     --------------------------------
management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders', up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

3.8. Equity Method: the income for the period includes the equity method
     -------------
valuation result for January and February 1998 relating to the period prior to the split-off.

4.  CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES

INCOME                                         June 30,
                                                 1998          %
                                              -----------  ---------

DOMESTIC                                       2,645,532      92.38
Local                                          1,859,669      64.94
Long-distance                                    785,863      27.44

INTERNATIONAL                                     91,054       3.18

National origin                                   91,054       3.18

DATA TRANSMISSION                                 89,232       3.12

OTHER                                             37,902       1.32

GROSS OPERATING INCOME                         2,863,720     100.00

TAXES ON GROSS INCOME                           (686,248)    (23.96)

OTHER DEDUCTIONS                                 (25,414)     (0.89)

NET OPERATING INCOME                           2,152,058      75.15

4.1.  Net Operating Income per Subsidiary Company

                                                    June 30, 1998
                                                    -------------

TELESP                                               1,958,173
CTBC                                                   193,885
                                                     ---------
Total                                                2,152,058
                                                     =========

5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)

                                                        June 30, 1998
                                                        -------------

Taxes (except for income tax and social                    (3,366)
 contribution)
Technical and administrative services                      22,771
Provision for contingencies                               (20,745)
Fines                                                      15,888
Recovered expenses                                          7,512
Dividends                                                   1,332
Other income (expenses)                                    32,997
                                                          -------
Total                                                      56,389
                                                          =======

6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                       June 30, 1998
                                                       -------------
FINANCIAL INCOME
Nominal financial income                                 162,009
Monetary/exchange variation assets                         3,984
                                                         -------
Total                                                    165,993
                                                         -------

FINANCIAL EXPENSES
Nominal financial expenses                               (56,869)
Monetary/exchange variation liabilities                  (26,789)
                                                         -------
Total                                                    (83,658)
                                                         -------

Total                                                     82,335
                                                         =======

7.  CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                       June 30, 1998
                                                       -------------
Interest on work in progress                                  39
Non-operating financial expenses                             (39)
Loss on write-off of permanent assets                     (6,752)
Other non-operating income                                 7,618
                                                          ------
Total                                                        866
                                                          ======

1.   CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carryforward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                 Parent
                                                company    Consolidated
                                                June 30,     June 30,
                                                  1998         1998
                                               ---------   ------------
Social contribution on net income                  394        54,999
Income tax                                       1,223       166,590
                                                 -----       -------
Total tax expense                                1,617       221,589
                                                 =====       =======

9.  RELATED-PARTY TRANSACTIONS

Related-party transactions at the balance sheet date consist of:

ASSETS

CURRENT ASSETS
Loans and financial applications                         136,359
                                                       ---------
Total                                                    136,359
                                                       =========

LONG-TERM ASSETS
Loans and financial applications                             868
Applications with own resources                           13,014
                                                       ---------
Total                                                    436,498
                                                       =========

INVESTMENTS
Telesp                                                 7,628,577
CTBC                                                     298,507
                                                       ---------
Total                                                  7,927,084
                                                       =========

RESULT
     INCOME
     Monetary and exchange variation assets                3,373
     Investment gain                                     433,637
                                                       ---------
     Total                                               437,010
                                                       =========

10.  CAPITAL STOCK AND CAPITALIZABLE FUNDS
The subscribed capital as of June 30, 1998 is R$3,238,421. The subscribed and paid-in capital is represented by 334,399,027 shares with no par value, as follows:

                                                       Lot of
                                                    1,000 shares
                                                    ------------

Common shares                                        124,369,030
Preferred shares                                     210,029,997
                                                     -----------

Total                                                334,399,027
                                                     ===========

Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per thousand shares of the holding was MR$0,024.

CAPITALIZABLE FUNDS

In June 1998, it was determined that the capitalization of the self-financing funds in favor of the future subscribers would be made directly by the subsidiaries and so related assets and liabilities were written off the Parent company's balance sheet.

11.    MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

12.    STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

BALANCE AT DECEMBER 31, 1997
Merger by split-off of Telecomunicacoes Brasileira      7,792,926
 S.A. - Telebras (2/28/98)
Tax incentives                                                188
Income for the period                                     436,943

BALANCE AT JUNE 30, 1998                                8,230,057

13.  RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

Net income of Parent company                              436,943
Interest on work in progress, donations and other        (114,044)
CONSOLIDATED NET INCOME                                   322,899

Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

14.  CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, a valuation should still be made but, in any case, the effects on the financial statements must not be material.

15.  LOANS AND FINANCING

Certain loans and financing of the Telebras System, transferred upon split-off to Telesp Participacoes S.A., are subject to earlier payment dates due to the split-off and privatization process.

Management has been negotiating the due dates with the creditors and, at June 30, 1998, no creditor had requested earlier payment dates for any contract.

16.  COMPENSATION FOR USE OF THE SWITCHED FIXED TELEPHONE SERVICE NETWORKS

On July 13, 1998, under Resolution No. 33, ANATEL approved Regulation "Compensation for use of the switched fixed telephone service networks" that establishes tariff criteria for compensation of the switched fixed telecommunication service networks, when interconnected with networks of other providers of public telecommunication services, thus revoking Ruling No. 392 of August 8, 1997 that set percentages of share in mutual traffic income, according to which the income from long-distance and international services was divided among the operators.

Such Resolution determines also that the provisions of that Regulation be applicable to calls processed as from April 1, 1998.

Considering the operational difficulties in reprocessing calls interconnected with networks of other providers, beginning April 1, 1998, these effects will be recognized in the quarterly information for the 3rd quarter.

Considering further that the Resolution referred to above stipulates the "Additional Transition Amount (PAT)", with decreasing amounts for the effective period from April 1, 1998 to June 30, 2001, so that the concessionaires can adapt to the new compensation criteria, the above-mentioned reprocessing should not produce significant effects on the results stated in the quarterly information for the 2nd half-year.

17.  INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

                                                                                 No. of      No. of
                                                                                shares in   shares in
                                                                                   the      the prior
                                                 Capital              Kind of   quarter     quarter
Company             CGC          Classification     %      Ownership %company   (thousand)  (thousand)
-----------  ------------------  --------------  --------  ---------  -------   ----------  ----------
Telecomunic-
acoes de
Sao Paulo    43.642.727/0001-85               1    71.40      92.67         1  40,926,516  40,926,516
S.A.
Companhia
Telefonica
da Borda
do Campo     57.486.177/0001-67               2    29.64       3.58         1     537,677     537,677

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE PERIOD
--------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE
------------------------------

1. SCOPE

  This performance report contains the consolidated figures of Telesp Participacoes S.A. and its subsidiary Telecomunicacoes de Sao Paulo S.A. - Telesp and affiliate Cia. TelefOnica da Borda do Campo - CTBC.

2.   OPERATING INCOME

The operating income for the period was the following:

2.1    Physical Data
       -------------

                             1 st half of 1998 (in thousands)
                          --------------------------------------
                           Pulses registered    Minutes charged
                             - subscribers         + Manual
                          -------------------  -----------------

TELESP                              9,978,985          5,417,190
CTBC                                1,244,550            269,320

Since the holding Telesp Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the period of the previous year are not being presented.

Installed Plant

In the period, the consolidated companies had the following installed plant:

Telephone accesses (in thousands) - Accumulated until June 30, 1998

Companies                                 Installed    In operation
---------                                 ---------    ------------
TELESP                                        5,587         5,272
CTBC                                            631           587
Total                                         6,218         5,859

Locations Served

                                                           No. Of
Companies                                               municipalities
---------                                               --------------
TELESP                                                       602
CTBC                                                          18
Total                                                        620

3.  HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree NO. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was the following:

                                             Authorized  Effective
                                             ----------  ----------

TELESP                                           22,300      20,309
CTBC                                              2,020       1,970
                                                 ------      ------
Total                                            24,320      22,279
                                                 ======      ======

4.    STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                                                  Consolidated
                                            ------------------------
                                              R$ 000          %
                                            -----------  -----------

INCOME                                       3,127,889       121.79
Material, outsourced services and other
Supplies                                      (559,713)      (21.79)

ADDED VALUE                                  2,568,176       100.00
Salaries, charges and other                   (392,891)      (15.30)
Government (taxes)                            (934,443)      (36.38)
Third-parties                                 (246,309)       (9.59)
Retained surplus                              (994,533)      (38.73)


--------------------------------------------------------------------------------

TELESP PARTICIPACOES S.A.
-------------------------


CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais- R$)
--------------------------------------------------------------------------------
                                               3 months      6 months
                                                ended         ended
                                               June 30,      June 30,
                                                 1998          1998
                                             ------------  -----------

NET OPERATING REVENUE FROM
 TELECOMMUNICATION                             1,113,217     2,152,058
    SERVICES

COST OF SERVICES                                (580,649)   (1,162,001)
                                             -----------   -----------

GROSS REVENUE                                    532,568       990,057

OTHER OPERATING INCOME (EXPENSES):              (170,862)     (281,512)
Selling expenses                                 (84,339)     (155,818)
General and administrative expenses             (134,585)     (264,418)
Financial expenses                               (55,877)      (83,658)
Financial income                                  79,826       165,993
Other operating income (expenses)                 24,113        56,389
                                             -----------   -----------

OPERATING INCOME                                 361,706       708,545

NON OPERATING INCOME                              (1,877)          866
                                             -----------   -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING              359,829       709,411

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX       (112,532)     (221,589)

PROFIT SHARING - EMPLOYEES                       (10,108)      (21,863)

MINORITY INTERESTS                               (69,728)     (143,060)
                                             -----------   -----------

NET INCOME FOR THE PERIOD                        167,461       322,899
                                             ===========   ===========

NUMBER OF SHARES (THOUSAND)                  334,399,027   334,399,027
                                             ===========   ===========

NET INCOME PER THOUSAND SHARES                   0.00050       0.00097
                                             ===========   ===========

--------------------------------------------------------------------------------

                      TELE CENTRO SUL PARTICIPACOES S.A.
                      ----------------------------------

                      Interim Financial Information for the
                      Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Board of Directors and Shareholders
Tele Centro Sul Participacoes S.A.
Brasilia - DF

1.   We have performed a special review of the quarterly financial information
     (ITR) of Tele Centro Sul Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council which consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operational areas of the Company, as to the principle criteria adopted in preparing the Quarterly Information; and (b) a review of information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 in order for it to be in accordance with accounting principles required by Corporation Law and in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of required quarterly financial information.

4. The quarterly information as of March 31, 1998 was reviewed by other independent auditors, who issued a special review report, dated July 24,1998.


Rio de Janeiro, July 24 , 1998



DELOITTE TOUCHE TOHMATSU                              Antonio C. Carmona Correa
Independent Auditors                                  Accountant
CRC-SP 11.609 S/RJ                                    CRC-SP 96.269 S/RJ

TELE CENTRO SUL PARTICIPACOES S.A.
----------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                               June 30,     March 31,
                                                 1998         1998
                                              -----------  -----------
ASSETS
Current assets:
Accounts receivable from related parties          234,231      169,581
Accounts receivable - Other                         5,295        9,418
Recoverable taxes                                   4,218        1,197
Other receivables - Other                          19,970       82,074
Other receivables - Related parties                    13      140,297
                                                ---------    ---------
Total current assets                              263,727      402,567
                                                ---------    ---------

Long-term assets:
Recoverable taxes                                   4,590        4,590
Receivables from subsidiaries                     313,609      326,966
Other                                              30,550       29,855
                                                ---------    ---------
Total long-term assets                            348,749      361,411
                                                ---------    ---------

Permanent assets:
Investments in subsidiaries                     4,291,898    4,223,381
Other                                              56,523       56,523
Property, plant and equipment                      38,972       39,195
                                                ---------    ---------
Total permanent assets                          4,387,393    4,319,099
                                                ---------    ---------

TOTAL ASSETS                                    4,999,869    5,083,077
                                                =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Taxes and contributions                             3,017        2,886
Other                                               1,192            -
                                                ---------    ---------
Total current liabilities                           4,209        2,886
                                                ---------    ---------

Long-term liabilities:
Capitalizable funds                                   830      170,502
                                                ---------    ---------
Total long-term liabilities                           830      170,502
                                                ---------    ---------

Shareholders' equity:
Share capital                                   1,936,659    1,936,659
Legal reserve                                      99,375       99,375
Realizable profit reserve                       1,692,048    1,692,048
Retained earnings                               1,266,748    1,181,607
                                                ---------    ---------
Total shareholders' equity                      4,994,830    4,909,689
                                                ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      4,999,869    5,083,077
                                                =========    =========

See notes to quarterly information.

--------------------------------------------------------------------------------

TELE CENTRO SUL PARTICIPACOES S.A.
----------------------------------


STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                3 months      6 months
                                                 ended         ended
                                                June 30,      June 30,
                                                  1998          1998
                                              ------------  ------------

OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries            69,140       183,092
General and administrative expenses                (1,070)       (1,395)
Financial income                                   25,260        34,331
                                              -----------   -----------

OPERATING INCOME, NET                              93,330       216,028

NON OPERATING INCOME                                 (321)         (321)
                                              -----------   -----------

INCOME BEFORE TAXES AND PROFIT SHARING             93,009       215,707

PROVISION FOR INCOME TAX AND SOCIAL                (7,868)      (10,754)
 CONTRIBUTION

PROFIT SHARING - EMPLOYEES
                                              -----------   -----------

NET INCOME FOR THE PERIOD                          85,141       204,953
                                              ===========   ===========

NUMBER OF SHARES (THOUSAND)                   334,399,028   334,399,028
                                              ===========   ===========

NET INCOME PER THOUSAND SHARES                    0.00025       0.00061
                                              ===========   ===========


See notes to quarterly information.

--------------------------------------------------------------------------------

TELE CENTRO SUL PARTICIPACOES S.A.
----------------------------------


NOTES TO THE QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of Brazilian Reais - R$)
--------------------------------------------------------

1.   COMPANY'S OPERATIONS

     The company was incorporated in accordance with article 189 of Law No. 9.472/97- (General Telecommunications Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

     The company will operate as a holding of the area 3 in the fixed public telephone business, covering the regions served by the following companies:
     Companhia Telefonica Melhoramento e Resistencia - CTMR, Telecomunicacoes de Santa Catarina S.A. - TELESC, Telecomunicacoes do Parana S.A. - TELEPAR , Telecomunicacoes do Mato Grosso do Sul S.A. - TELEMS, Telecomunicacoes de Brasilia S.A. - TELEBRASILIA, Telecomunicacoes de Rondonia S.A. - TELERON, Telecomunicacoes de Goias S.A. - TELEGOIAS e Telecomunicacoes do Acre S.A. -TELEACRE.

     As result of the split-off of TELEBRAS, common and preferred shareholders of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company of each share in TELEBRAS.

     The Ministry of Communications announced that the Federal Government will sell the new companies at a public bid scheduled for July 29, 1998. Only the pre-qualified bidders can participate in the bid.

2.   PRESENTATION OF FINANCIAL STATEMENTS

   2.1. Financial Statements
        --------------------

        These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

   2.2. Consolidated financial Statements
        ---------------------------------

        The consolidated financial statements of results are presented considering the holding company's and consolidated results. The balance sheet presented is that of the holding company. As the holding company was constituted on May 22, 1998, the financial statements were drawn up to meet the need of informing the market. The criteria which were utilized in preparing these financial statements considered the movement of the transition period which occurred between February 28 and March 31, 1998.

   2.3. Special Review by Independent auditors
        --------------------------------------

        The balance sheets and the statements of income of the subsidiary companies were reviewed on a quarterly basis by independent auditors.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are the same for the parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

   3.1. The reserves set forth in articles 193 to 197 of law 6.404/76, as well as the provision for minimum statutory dividends, will be constituted only at the end of the fiscal year. On February 28, 1998 the amount of R$15.040 was transferred to TELE CENTRO SUL PARTICIPACOES S.A., which was recorded in the Retained Earnings account as part of TELEBRAS profit for January and February, 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

   3.2. Accounts receivable and payable are stated at historical value and discounted to present value by the interest rate published by the National Association of Investment Bankers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

   3.3. Allowance for Doubtful Accounts: Accounts receivable  that have been
        -------------------------------
        overdue for more than 180 days at the subsidiaries were written off as losses for the period. Other receivables of unlikely realization were analysed considering their maturity date and an allowance was recorded.

   3.4. Employees' Profit Sharing: Tele Centro Sul is making monthly accruals
        -------------------------
        related to employee profit sharing, according to Article 5 of Provisional Measure N 980 of April 25, 1995 and subsequent re-editions, and to Resolution 10, of May 30, 1995 of the Coordination and Control of State Company Council (CCE). The amount accrued each month represents one twelfth of one nominal payroll and is subject to approval by CCE and shareholders at year end.

   3.5. Interest on construction in progress: The operating companies
        ------------------------------------
        calculate interest monthly on construction in progress at a rate of 12% per annum on the total amount of capital invested in construction in progress, which is incorporated into the development cost of the related construction project with a contra entry to non-operating income, up to the limit of non-operating expenses resulting from the financial liabilities related to these construction projects. The amount that exceeds financial charges is credited to capital reserves. The holding company records such operations using the equity method, and the interest amount is charged to operations in the income statement.

3.6. Pension Plans
     -------------

   3.6.1. Social Security Sistel Foundation - SISTEL: The companies sponsor a private defined-benefit social security plan, which is administrated by Sistel. The plan's contributions are determined based on actuarial studies prepared by independent actuaries in accordance with the standards accepted in Brazil. The actuarial studies are revised periodically to determine required adjustments to contributions. From an equity point of view SISTEL did not present any insufficiency of resources in the last assessment approved and accounted for in December, 1997. Due to the sponsorship and benefit model, the split did not produce any change in the pension plan.

   3.6.2. Retirement Complementation: Retirement complementation is an advantage instituted in the Telecomunicacoes do Parana S.A. - TELEPAR on June 26, 1970 by Term of Collective Agreement and ratified by the Term of Atypical Contractual Relation, signed by the company and representatives of the professional categories existing unions and covers employees admitted until December 31, 1982. The provision is accounted for based on actuarial calculation made by independent actuaries.

        A negotiation was made in June 1998 between the company and its employees covered by the Term of Atypical Contractual Relation, aiming at the elimination of such obligation.

        The company proposed as a counterpart of the abdication of such right, an amount as an indemnization or inclusion in the special Sistel Social Security Foundation retirement plan.

        The remaining balance refers to employees who opted to remain under the conditions of the term of Atypical Contractual Relation.

3.7.    Interest on Shareholders' Equity: In accordance with the company's
        --------------------------------
bylaw, management can propose at the General Meeting the payment of interest on shareholders' equity to the shareholders, up to the limit of the dividends calculated based on Article 202 of Law 6.404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal. The subsidiaries CTMR, TELESC, TELEMS,TELEMAT and TELEBRASILIA, credited interest referring to year 1997, which was deducted from dividends in accordance with Law n 9.249/95.

3.8.    Equity Method: The income for the period includes the result of the
        -------------
equity method valuation result for January and February 1998, relating to the period prior to the split-off.

4.   CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES

INCOME                                           June 30,
                                                   1998        %
                                                ----------  -------

DOMESTIC                                        1,509,983     93.5
                                                ---------
Local                                           1,007,499     62.4
Long-distance                                     502,484     31.1
                                                ---------

INTERNATIONAL                                      32,451      2.0
                                                ---------
National origin                                    31,375      1.9
International origin                                1,076      0.1
                                                ---------

DATA TRANSMISSION                                  56,056      3.6

OTHER                                              16,149      1.0
                                                ---------

GROSS OPERATING INCOME                          1,614,639    100.0

TAXES ON GROSS INCOME                            (392,506)

OTHER GROSS INCOME DEDUCTIONS                      (3,900)
                                                ---------

NET OPERATING INCOME                            1,218,233
                                                =========

4.1.  Net Operating Income per Subsidiary Company


Companies                                              June 30,
---------                                                1998

CTMR                                                   16,441
TELESC                                                223,224
TELEPAR                                               394,637
TELEMS                                                 83,016
TELEMAT                                                79,153
TELEBRASILIA                                          203,023
TELERON                                                29,112
TELEGOIAS                                             179,292
TELEACRE                                               10,335
                                                    ---------
Total                                               1,218,233
                                                    =========



5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)


                                                       June 30,
                                                         1998
                                                      ----------

Research and Development                                 (9,579)
Provision for contingencies                             (10,976)
Payed contingencies                                      (1,329)
Technical and administrative services                    13,779
Return of provision                                       5,365
Fines                                                    14,643
Other income (expenses)                                  39,800
                                                        -------
Total                                                    51,703
                                                        =======


6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                       June 30,
                                                         1998
                                                      ----------

FINANCIAL INCOME                                         60,118
                                                        -------
Nominal financial income                                 40,497
Monetary/exchange variation assets                       19,621

FINANCIAL EXPENSES                                      (33,512)
Nominal financial expenses                              (29,139)
Monetary/exchange variation liabilities                  (4,373)
                                                        -------

Total                                                    26,606
                                                        =======

7.  CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                       June 30,
                                                         1998
                                                      ----------

Interest on construction in progress                     19,658
Non-operating financial expenses                        (19,658)
Loss on write-off of permanent assets                   (36,930)
Other non-operating income                                3,071
                                                        -------
Total                                                   (33,859)

8.   CONSOLIDATED INCOME TAX  AND SOCIAL CONTRIBUTION
The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carry forward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                       June 30,
                                                         1998
                                                       ---------

Social contribution on income                            23,716
Income tax                                               65,220
                                                         ------
Total  tax expense                                       88,936
                                                         ======

9.    RELATED-PARTY TRANSACTIONS

      Related-party transactions at the balance sheet date consist of:

                                                       June 30,
                                                         1998
                                                       --------
CURRENT ASSETS
Financing and loans                                     234,231
Others                                                       13
                                                        -------
Total                                                   234,244
                                                        =======

LONG-TERM ASSETS
Financing and loans                                     311,929
Others                                                    1,680
                                                        -------
Total                                                   313,609
                                                        =======

EXPENSES
Financial expenses and monetary/exchange variation        2,136
 liabilities                                            =======

The credits of obligations remaining from transactions with companies which were part of the old Telebras system and which are not part of TELE CENTRO SUL PARTICIPACOES S.A. are recognized as other values. The balance of such loans as at June 30, 1998 were as follows:

Companies                                                   June 30,
---------                                                     1998
                                                            --------
TELEGOIAS CELULAR S.A.                                       13,293
TELEBRASILIA CELULAR                                         22,552
 S.A.                                                        ------

Total                                                        35,845
                                                             ======

10.  CAPITAL AND CAPITALIZABLE FUNDS

10.1. Capital

The subscribed capital - Parent Company and subsidiaries, subscribed and paid in as of June 30, 1998, is represented by shares with no par value, as follows:

                                           Common      Preferred
Companies                  Capital         Shares        Shares
---------                  -------      ------------  ------------

Tele Centro Sul
 Participacao S.A.         1,936,659   124,369,031   210,029,997
CTMR                          27,314        94,191       112,554
TELESC                       231,142       950,989     1,473,153
TELEPAR                    1,018,622     1,460,956     1,852,807
TELEMS                        97,935       347,441       667,676
TELEMAT                      118,574       212,122       362,243
TELEBRASILIA                 261,549       922,003     1,111,454
TELERON                       61,206       229,927       453,813
TELEGOIAS                    331,198     1,630,199     3,188,989
TELEACRE                      31,158       439,271       923,197

Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0,0000149.

   10.2.Capitalizable Funds: In June 1998, it was determined that the capitalization of the self-financing funds in favour of the future subscribers would be made directley by the subsidiaries and so related assets and liabilities were written-off the Parent company's balance sheet.

11. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

12. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

BALANCE AT DECEMBER 31, 1997                                   0
Merger by split-off of Telecomunicacoes Brasileira
 S.A. - Telebras (2/28/98)                             4,789,877
Income for the period                                    204,953

BALANCE AT JUNE 30, 1998                               4,994,830

13. RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

At March 30, 1998 the reconciliation between Parent Company Net Income and Consolidated was as follows:

Net income of Parent company                             204,953
Interest on construction in progress                     (31,240)
Fiscal Incentives and others                             (13,569)
CONSOLIDATED NET INCOME                                  160,144

Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses at the

Parent company, upon valuation of its investments by the equity method.

14. CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, a valuation should still be made but, in any case, the effects on the financial statements must not be material.

15. LOANS AND FINANCING

Certain loans and financing of the Telebras System, transferred upon split-off to Tele Norte Leste Participacoes S.A., are subject to earlier payment dates due to the split-off and privatization process.

Management has been negotiating the due dates with the creditors and, at June 30, 1998, no creditor had requested earlier payment dates for any contract.

16. COMPENSATION FOR USE OF THE SWITCHED FIXED TELEPHONE SERVICE NETWORKS

On July 13, 1998, under Resolution No. 33, ANATEL approved Regulation "Compensation for use of the switched fixed telephone service networks" that establishes tariff criteria for compensation of the switched fixed telecommunication service networks, when interconnected with networks of other providers of public telecommunication services, thus revoking Ruling No. 392 of August 8, 1997 that set percentages of share in mutual traffic income, according to which the income from long-distance and international services was divided among the operators.

Such Resolution determines also that the provisions of that Regulation be applicable to calls processed as from April 1, 1998.

Considering the operational difficulties in reprocessing calls interconnected with networks of other providers, beginning April 1, 1998, these effects will be recognized in the quarterly information for the 3rd quarter.

Considering further that the Resolution referred to above stipulates the "Additional Transition Amount (PAT)", with decreasing amounts for the effective period from April 1, 1998 to June 30, 2001, so that the concessionaires can adapt to the new compensation criteria, the above-mentioned reprocessing should not produce significant effects on the results stated in the quarterly information for the 2nd half-year.

                          COMPLEMENTARIES INFORMATIONS

                      SHAREHOLDING IN CONTROLLED COMPANIES


                                             Share      Net     Participation
                                   Net       book      Profit     in total
Companies              Capital    Equity     value    30/06/98     capital
---------              --------   ------     -----    --------     -------
                                                          R$           %
                                                      --------         -
CTMR                     27,314     73,161  0.353871    27,156        78.5551
TELESC                  231,142    920,258  0.379622   378,964        82.9123
TELEPAR               1,018,622  1,753,136  0.529047   405,357        67.3072
TELEMS                   97,935    338,805  0.333760   164,839        96.0111
TELEMAT                 118,574    440,246  0.766492   166,045        91.8702
TELEBRASILIA            261,549    832,506  0.409404   358,141        81.4044
TELERON                  61,206    138,501  0.202564    24,395        91.3050
TELEGOIAS               331,198    852,587  0.176915   295,393        83.7720
TELEACRE                 31,158     46,077  0.033819     5,582        93.9802


COMMENT ON CONSOLIDATED PERFORMANCE FOR THE PERIOD
--------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE

This performance report contains the consolidated figures of Companhia Telefonica Melhoramento e Resistencia - CTMR, Telecomunicacoes do Parana S.A. - TELEPAR, Telecomunicacoes do Mato Grosso do Sul S.A. - TELEMS, Telecomunicacoes do Mato Grosso S.A. - TELEMAT, Telecomunicacoes de Brasilia S.A. - TELEBRASILIA, Telecomunicacoes de Rondonia - TELERON, Telecomunicacoes de Goias S.A. - TELEGOIAS e Telecomunicacoes do Acre S.A. - TELEACRE. It does not include the figures for Tele Centro Sul Participacoes S/A which was incorporated with the split-off of TELEBRAS at May 22, 1998.

2.    OPERATING INCOME

The operating income for the period was the following:

2.1.    Physical Data

                                  1st half of 1998 (in thousands)
                                  -------------------------------

                                 Pulses registered   Minutes charged
COMPANY                            - subscribers        + Manual
                                 -----------------   ---------------

CTMR                                     102,543        30,256
TELESC                                   811,952       544,154
TELEPAR                                1,788,386       916,094
TELEMS                                   424,979       180,830
TELEMAT                                  325,729       179,256
TELEBRASILIA                             994,567       395,410
TELERON                                  117,198        79,726
TELEGOIAS                                799,517       384,257
TELEACRE                                  51,470        20,136

Total                                  5,416,341     2,730,119

Since the holding Tele Centro Sul Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the period of the previous year are not being presented.

INSTALLED PLANT

In the period, the consolidated companies had the following installed plant:

Telephone accesses (in thousands) - Accumulated until June 30, 1998

                                                          In
Companies                                   Installed  operation
---------                                   ---------  ---------

CTMR                                           88,174     78,751
TELESC                                        685,654    592,608
TELEPAR                                     1,140,672  1,013,757
TELEMS                                        249,404    225,300
TELEMAT                                       255,061    230,657
TELEBRASILIA                                  667,132    631,800
TELERON                                        88,786     77,935
TELEGOIAS                                     563,564    534,923
TELEACRE                                       52,078     34,388

Total                                       3,790,525  3,420,119

Locations served

                                                Number of
Companies                                     Municipalities
---------                                     --------------

CTMR                                                        4
TELESC                                                    215
TELEPAR                                                   384
TELEMS                                                     78
TELEMAT                                                   116
TELEBRASILIA                                               46
TELERON                                                    52
TELEGOIAS                                                 339
TELEACRE                                                   20

Total                                                   1,254

2.2.  Economic Data

                                     Net             Operating
Company                             Income             Result
-------                             ------           ---------

CTMR                                    16,441           2,598
TELESC                                 223,224          53,683
TELEPAR                                394,637         103,563
TELEMS                                  83,016          20,099
TELEMAT                                 79,153          24,766
TELEBRASILIA                           203,023          54,495
TELERON                                 29,112          (2,315)
TELEGOIAS                              179,292          38,036
TELEACRE                                10,335           1,342

Total                                1,218,233         296,267

3.    HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree No. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was the following:

                                              Authorized  Effective
                                              ----------  ---------

CTMR                                                 430        371
TELESC                                             2,380      2,083
TELEPAR                                            4,743      4,533
TELEMS                                               962        882
TELEMAT                                              921        787
TELEBRASILIA                                       2,660      2,459
TELERON                                              425        408
TELEGOIAS                                          1,928      1,603
TELEACRE                                             213        190

Total                                             14,662     13,316

4.      STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

        Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

Company               CTMR       %      TELESC      %       TELEPAR       %
-------             ---------  ------  ---------  ------  ------------  ------

INCOME                25,255   139.6    325,971   131.1       595,195   120.1
Material,
 outsourced services
 and other supplies   (7,169)  (39.6)   (77,277)  (31.1)      (99,745)  (20.1)

ADDED VALUE           18,086   100.0    248,694   100.0       495,450   100.0
Salaries and charges (3,924)  (21.7)   (38,028)  (15.2)      (83,526)  (16.9)
Government (taxes)    (6,871)  (38.0)   (95,319)  (38.3)     (155,833)  (31.4)
Third parties           (874)   (4.8)   (18,761)   (7.5)      (39,181)   (7.9)
Retained surplus      (6,417)  (35.5)   (96,586)  (38.8)     (216,910)  (43.8)

Company              TELEMS      %      TELEMAT     %     TELEBRASILIA     %
-------             ---------  ------  ---------  ------  -------------  ------

INCOME               118,765   128.9    121,168   131.3        292,460   133.4
Material,
 outsourced services
 and other supplies  (26,597)  (28.9)   (28,911)  (31.3)       (73,221)  (33.4)
ADDED VALUE           92,168   100.0     92,257   100.0        219,239   100.0
Salaries and charges (13,908)  (15.1)    (9,063)   (9.8)       (43,595)  (19.9)
Government (taxes)   (37,651)  (40.9)   (37,164)  (40.3)       (83,267)  (38.0)
Third parties         (3,451)   (3.7)    (4,863)   (5.3)        (3,849)   (1.7)
Retained surplus     (37,158)  (40.3)   (41,167)  (44.6)       (88,528)  (40.4)

Company              TELERON     %     TELEGOIAS     %       TELEACRE      %
-------             ---------  ------  ----------  ------  ------------  ------

INCOME                40,723   139.0     258,517   136.6        13,326   138.2
Material,
 outsourced services
 and other supplies  (11,424)  (39.0)    (69,269)  (36.6)       (3,683)  (38.2)
ADDED VALUE           29,299   100.0     189,248   100.0         9,643   100.0
Salaries and charges  (5,332)  (18.2)    (24,849)  (13.1)       (2,541)  (26.4)
Government (taxes)   (10,012)  (34.2)    (74,769)  (39.5)       (2,994)  (31.0)
Third parties         (5,461)  (18.6)    (14,150)   (7.5)         (512)   (5.3)
Retained surplus      (8,494)  (29.0)    (75,480)  (39.9)       (3,596)  (37.3)

5.  EVALUATION INDICATORS AT JUNE 30, 1998

                                   Net Assets                     Current
    Company       Indebtedness   Profitability    Net Margin   Marketability
    -------       -------------  --------------  ------------  --------------
                        %              %              %              %
                        -              -              -              -

CTMR                      19.5             2.5          11.7             1.3
TELESC                    20.3             3.1          18.1             1.1
TELEPAR                   33.3             3.2          19.9             0.5
TELEMS                    19.6             3.8          18.1             1.6
TELEMAT                   19.2             3.5          23.4             3.4
TELEBRASILIA              14.6             4.4          20.2             1.4
TELERON                   55.3            -1.2          -5.9             0.6
TELEGOIAS                 26.0             2.8          16.0             0.8
TELEACRE                  17.0               -          10.9             0.9

TELE CENTRO SUL PARTICIPACOES S.A.
----------------------------------


CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                           3 months ended  6 months ended
                                            June 30, 1998   June 30, 1998
                                           --------------  --------------

NET OPERATING REVENUE FROM TELECOMMUNICATION
   SERVICES                                       628,152     1,218,233

COST OF SERVICES                                 (337,590)     (649,917)
                                              -----------   -----------

GROSS REVENUE                                     290,562       568,316

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                  (65,656)     (118,559)
General and administrative expenses               (98,486)     (198,863)
Financial expenses                                (14,526)      (33,512)
Financial income                                   34,436        60,118
Other operating income (expenses)                   9,695        51,703
                                              -----------   -----------

OPERATING INCOME                                  156,025       329,203

NON-OPERATING INCOME                              (35,234)      (33,859)
                                              -----------   -----------

INCOME BEFORE INCOME TAX AND SOCIAL
 CONTRIBUTION  AND PROFIT SHARING                 120,791       295,344

PROVISION FOR INCOME TAX AND SOCIAL
 CONTRIBUTION AND ADDITIONAL STATE TAX            (37,023)      (88,936)

PROFIT SHARING - EMPLOYEES                         (5,245)      (10,386)

MINORITY INTERESTS                                (13,089)      (35,878)
                                              -----------   -----------

NET INCOME FOR THE PERIOD                          65,434       160,144
                                              ===========   ===========

NUMBER OF SHARES (THOUSAND)                   334,399,028   334,399,028

NET INCOME PER SHARES                             0.00020       0.00048



--------------------------------------------------------------------------------

                        TELE NORTE LESTE PARTICIPACOES
                        ------------------------------


                        Interim Financial Information for the
                        Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders' and Management
Tele Norte Leste Participacoes S.A.
Brasilia - DF
-------------

1. We have performed a special review of the accompanying quarterly information (ITR) of Tele Norte Leste Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.


Rio de Janeiro, July 24, 1998


DELOITTE TOUCHE TOHMATSU                     ANTONIO C. CARMONA CORREA
Auditores Independentes                      Accountant
CRC-SP 11.609 S/RJ                           CRC-SP 96.269 S/RJ

TELE NORTE LESTE PARTICIPACOES S.A.
-----------------------------------


BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                              June 30,   March 31,
                                                1998        1998
                                             ----------  ----------
ASSETS

Current assets:
Short term deposits                              65,943     137,520
Accounts receivable from related parties      1,001,676   1,042,504
Recoverable taxes                                 1,277
Other receivables                                   428         106
                                              ---------   ---------
Total current assets                          1,069,324   1,180,130
                                              ---------   ---------

Long-term assets:
Receivables from subsidiaries                   996,713     869,456
Other                                            32,777     308,319
                                              ---------   ---------
Total long-term assets                        1,029,490   1,177,775
                                              ---------   ---------

Permanent assets:
Investments in subsidiaries                   7,549,889   7,368,889
Property, plant and equipment                    18,144      18,445
                                              ---------   ---------
Total permanent assets                        7,568,033   7,387,334
                                              ---------   ---------

TOTAL ASSETS                                  9,666,847   9,745,239
                                              =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Taxes and contributions                          10,237      11,734
                                              ---------   ---------
Total current liabilities                        10,237      11,734
                                              ---------   ---------

Long-term liabilities:
Capitalizable funds                                         318,316
Other                                             1,604       1,604
                                              ---------   ---------
Total long-term liabilities                       1,604     319,920
                                              ---------   ---------

Shareholders' equity:
Share capital                                 3,741,151   3,741,151
Legal reserve                                   172,739     172,739
Realizable profit reserve                     2,941,193   2,941,193
Retained earnings                             2,799,923   2,558,502
                                              ---------   ---------
Total shareholders' equity                    9,655,006   9,413,585
                                              ---------   ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    9,666,847   9,745,239
                                              =========   =========


See notes to quarterly information.


--------------------------------------------------------------------------------

TELE NORTE LESTE PARTICIPACOES S.A.
-----------------------------------


STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                3 months      6 months
                                                 ended         ended
                                                June 30,      June 30,
                                                  1998          1998
                                             ------------  ------------

OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries          182,655       310,100
General and administrative expenses               (1,400)       (1,493)
Financial income                                  87,409       123,059
Other operating income                             1,515         1,515
                                             -----------   -----------

OPERATING INCOME, NET                            270,179       433,181

NON OPERATING INCOME                                 (21)          (21)
                                             -----------   -----------

INCOME BEFORE TAXES AND PROFIT SHARING           270,158       433,160

PROVISION FOR INCOME TAX AND SOCIAL
      CONTRIBUTION                               (28,737)      (40,471)

PROFIT SHARING - EMPLOYEES                             -             -

                                             -----------   -----------
NET INCOME FOR THE PERIOD                        241,421       392,689
                                             ===========   ===========

NUMBER OF SHARES (THOUSAND)                  334,399,028   334,399,028
                                             ===========   ===========

NET INCOME PER THOUSAND SHARES                 0.00072       0.00117
                                               =======       =======


See notes to quarterly information.

--------------------------------------------------------------------------------

TELE NORTE LESTE PARTICIPACOES S.A.
-----------------------------------


NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
----------------------------------------------

1.  COMPANY'S OPERATIONS

The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

The Company will operate in the fixed telephone business area, and will include the following companies: TELEAMAPA, TELEASA, TELAMAZON, TELAIMA, TELEPISA, TELERJ, TELEBAHIA, TELERGIPE, TELPE, TELEST, TELERN, TELPA, TELECEARA, TELMA, TELEPARA.

As a result of the split-off of Telebras, common and preferred shareholders' of Telebras will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in Telebras.

The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only prequalified bidders can participate in the bid.

2.  PRESENTATION OF FINANCIAL STATEMENTS

    2.1.   Financial Statements

           These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

    2.2.   Consolidated Financial Statements

           The income statement is presented on a Consolidated basis, disclosing the situation of the subsidiaries and Parent company.

    2.3.   Special Review by Independent Auditors

           The balance sheets and the related statements of income were reviewed on a quarterly basis by the independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

    The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

    3.1. The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELE NORTE LESTE PARTICIPACOES S.A. in the amount of R$34,098, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

    3.2. Accounts receivable and payable at the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

    3.3. Allowance for Doubtful Accounts: Accounts receivable that have been overdue for more than 180 days at the subsidiaries were written off as losses for the period. Other receivables of unlikely realization were analyzed considering their maturity date and an allowance was recorded.

    3.4. Employees' Profit Sharing: in conformity with Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the profits is provided monthly. The accrued amount, at the rate of one twelfth of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders at the general meeting when the surplus appropriation is approved.

    3.5. Interest on Work in Progress: The operating companies compute monthly interest on work in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

    3.6. Pension Plans: The companies sponsor defined benefit pension plans that are managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

    3.7. Interest on Shareholders' Equity: In accordance with Company's bylaw, management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders', up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

    3.8. Equity Method: the income for the period for the six-months ended June 30, 1998 includes the equity method valuation result for January and February 1998 relating to the period prior to the split-off.

    3.9. The matters mentioned in the balance sheet as of December 31, 1997 regarding subsidiaries' contingencies did not suffer any substantial changes when compared to the closing of the second quarter of 1998, despite the unfavorable decision for the subscribers, recently given by the High Court of Justice regarding the application of Law 8200/91.

4.  NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES


INCOME                                         June 30,
                                                 1998            %
                                                 ----         ------

DOMESTIC                                       3,231,057         94
Local                                          2,374,288         69
Long-distance                                    856,769         25
INTERNATIONAL                                     75,844          2
DATA TRANSMISSION                                 98,880          3
OTHER                                             21,809          1
GROSS OPERATING INCOME                         3,427,591        100
TAXES ON GROSS INCOME                           (914,213)       (27)
OTHER DEDUCTIONS                                 (11,932)
NET OPERATING INCOME                           2,501,445         73


4.1.  Net Operating Income per Company


COMPANY                                             June 30,
                                                      1998
                                                    ---------

TELEAMAPA                                           12,718
TELASA                                              46,937
TELAMAZON                                           53,249
TELAIMA                                              8,252
TELEPISA                                            39,641
TELERJ                                             685,904
TELEMIG                                            609,141
TELEBAHIA                                          300,367
TELERGIPE                                           33,361
TELPE                                              165,864
TELEST                                             114,544
TELERN                                              55,302
TELPA                                               57,973
TELECEARA                                          159,493
TELMA                                               62,178
TELEPARA                                            96,521
TOTAL                                            2,501,445

5.  OTHER NET OPERATING INCOME (EXPENSES)

                                                        June 30,
                                                          1998
                                                        -------

Taxes (except for income tax and social                  (6,022)
 contribution)
Technical and administrative services                    32,976
Provision for contingencies                             (22,875)
Fines                                                    31,556
Reversal of provisions                                   19,473
Other income (expenses)                                  47,982
                                                        -------
Total                                                   103,090
                                                        =======


6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                       June 30,
                                                         1998
                                                      ----------

FINANCIAL INCOME                                       63,551
Nominal financial income                               52,333
Monetary variation                                     11,218

FINANCIAL EXPENSES                                     65,531
Nominal financial expenses                             52,148
Monetary/exchange variation liabilities                13,383
                                                       ------

Total                                                  (1,980)
                                                       ======

7.  CONSOLIDATED NON-OPERATING INCOME (EXPENSES)


                                                       June 30,
                                                         1998
                                                      ----------

Interest on work in progress                             59,246
Non-operating financial expenses                        (59,246)
Loss on write-off of permanent assets                   (21,517)
Other non-operating income/expenses                      (4,118)
                                                        -------
Total                                                   (25,635)


8.    CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carryforward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                      Consolidated
                                                      June 30, 1998
                                                      -------------

Social contribution on income                            (26,854)
Income tax                                               (54,207)
Total tax expense                                        (81,061)

9.    CAPITAL AND CAPITALIZABLE FUNDS

      The subscribed and paid-in capital as of June 30, 1998 is represented by the following shares without nominal value:


Company                        Capital        Common      Preferred
-------                        -------        ------      ---------

TELEAMAPA                       26,511       323,460       586,962
TELASA                         133,823     2,482,209     3,645,994
TELAMAZON                      115,969       306,150       427,915
TELEPISA                       117,822       731,089     1,503,177
TELERJ                       2,393,865    12,088,916    18,353,367
TELEMIG                        673,502     8,912,418    14,897,424
TELEBAHIA                      744,141     3,496,618     5,921,088
TELERGIPE                       55,285       300,525       707,313
TELPE                          325,209     3,216,051     4,251,157
TELEST                         125,599       752,895     1,284,973
TELERN                          82,351       341,205       745,667
TELPA                           97,471       420,358       937,816
TELECEARA                      202,340       706,043     1,346,618
TELMA                          206,984     1,087,440     2,095,478
TELEPARA                       139,125       769,232     1,253,126
TELAIMA                         16,877       180,954       339,165


Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per thousand shares of the holding was R$0,02887.

CAPITALIZABLE FUNDS

In June 1998, it was determined that the capitalization of the self-financing funds in favor of the future subscribers would be made directly by the subsidiaries and so related assets and liabilities were written off the Parent company's balance sheet.

10.    MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

11.    STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

HOLDING

Amount received - split-off of Telebras                 9,262,317
Income for the six-months                                 392,689

BALANCE AT JUNE 30, 1998                                9,655,006

12.    RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

At June 30, 1998, the reconciliation of net income, Parent Company and consolidated, was as follows:

Net income of Parent company                            392,689
Interest on work in progress                            (60,927)
Tax incentives and other                                (18,391)
NET INCOME                                              313,371


Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses at the Parent Company, upon valuation of its investments by the equity method.

INTEREST IN SUBSIDIARY COMPANIES

                                                Book        Net
                                              value per    income       Total
                               Shareholders'  share in    June 30,     capital
Company             Capital       equity         R$         1998     ownership %
-------            ---------   -------------  ---------  ----------  -----------

TELEAMAZON           115,969      226,957      0,30917     (1,614)  80.2592400
TELAIMA               16,877       27,192      0,05228      1,073   86.9121072
TELEPARA             139,125      413,335      0,20438      8,373   69.0411756
TELEAMAPA             26,511       50,188      0,05513      1,034   90.6439395
TELMA                206,984      318,640      0,10011      7,259   66.7911336
TELEPISA             117,821      186,508      0,08348      6,330   78.4751013
TELECEARA            202,340      632,936      0,30835     16,259   79.3079763
TELERN                82,351      228,576      0,21031      1,961   75.4191430
TELPA                 97,471      218,527      0,16090      5,573   71.4990195
TELPE                325,309      715,308      0,09579     16,886   77.2199157
TELASA               133,823      169,675      0,02769     (8,612)  77.6030038
TELERGIPE             55,285      119,315      0,11839      5,938   73.6141121
TELEBAHIA            744,141    1,230,523      0,13066     37,199   89.1423498
TELEMIG              673,502    1,830,812      0,07689     92,998   82.9433066
TELEST               125,599      394,396      0,19353     13,819   85.2308852
TELERJ             2,393,865    2,970,146      0,09757     89,707   70.7030076


13.    CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems. The Parent company and its subsidiaries operate their own or leased systems. Whichever the case, management believes that there exists no risk that can affect the business because the Companies suppliers are large international and multinational manufacturers that also serve practically all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed the companies that they will make all the adjustments in time. Regarding the administrative systems, an evaluation will still be made but, whatever the situation, the effects on the financial statements will not be material.

14.    LOANS AND FINANCING

Certain loans and financing of the Telebras System, transferred upon split-off to Tele Norte Leste Participacoes S.A., are subject to earlier payment dates due to the split-off and privatization process.

Management has been negotiating the due dates with the creditors and, at June 30, 1998, no creditor had requested earlier payment dates for any contract.

15.    COMPENSATION FOR USE OF THE SWITCHED FIXED TELEPHONE SERVICE NETWORKS

On July 13, 1998, under Resolution No. 33, ANATEL approved Regulation "Compensation for use of the switched fixed telephone service networks" that establishes tariff criteria for compensation of the switched fixed telecommunication service networks, when interconnected with networks of other providers of public telecommunication services, thus revoking Ruling No. 392 of August 8, 1997 that set percentages of share in mutual traffic income, according to which the income from long-distance and international services was divided among the operators.

Such Resolution determines also that the provisions of that Regulation be applicable to calls processed as from April 1, 1998.

Considering the operational difficulties in reprocessing calls interconnected with networks of other providers, beginning April 1, 1998, these effects will be recognized in the quarterly information for the 3rd quarter.

Considering further that the Resolution referred to above stipulates the "Additional Transition Amount (PAT)", with decreasing amounts for the effective period from April 1, 1998 to June 30, 2001, so that the concessionaires can adapt to the new compensation criteria, the above-mentioned reprocessing should not produce significant effects on the results stated in the quarterly information for the 2nd half-year.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE PERIOD
--------------------------------------------------

1.  SCOPE

This performance report contains the consolidated figures of the following companies: TELERJ, TELEMIG, TELEBAHIA, TELPE, TELECEARA, TELEST, TELEPARA, TELAMAZON, TELMA, TELERN, TELPA, TELASA, TELEPISA, TELERGIPE, TELEAMAPA, TELAIMA. It does not contain the figures of the Parent company, TELE NORTE LESTE PARTICIPACOES S.A., that was incorporated as a result of the split-off of TELEBRAS on May 22, 1998.

2.  OPERATING INCOME

The operating income for the period was the following:

2.1.    Physical Data


                                          2nd quarter of 1998
                                       -------------------------
                                         Pulses         Minutes
                                       registered      charged +
Company                              - subscribers       Manual
-------                              -------------    ------------

TELERJ                                 3,837,732       704,091
TELEMIG                                2,800,250     1,424,894
TELEBAHIA                              1,151,670       650,670
TELPE                                  1,002,134       351,369
TELECEARA                              1,036,816       284,939
TELEST                                   680,140       243,758
TELEPARA                                 378,308       236,250
TELAMAZON                                324,421       103,693
TELMA                                    325,214       131,597
TELERN                                   441,522       213,425
TELPA                                    327,606       176,327
TELASA                                   194,516        91,167
TELEPISA                                 250,314        58,875
TELERGIPE                                132,714        61,799
TELEAMAPA                                 55,145        26,967
TELAIMA                                   34,929        24,040


Since the holding TELE NORTE LESTE PARTICIPACOES S.A. was incorporated on May 22, 1998 by the split-off of TELEBRAS, comparative data with the same quarter of the previous year are not being presented.

Installed Plant

In the period, the consolidated companies registered the following performance regarding installed plant:

Telephone accesses (10 to the third power) - Accumulated until June 30, 1998

                                                      In
Companies                               Installed   operation
---------                               ----------  ----------

TELERJ                                   2,185,480   1,906,797
TELEMIG                                  1,928,025   1,794,909
TELEBAHIA                                  847,972     805,496
TELPE                                      443,543     391,770
TELECEARA                                  613,314     529,809
TELEST                                     302,596     287,064
TELEPARA                                   302,334     262,511
TELAMAZON                                  173,071     156,746
TELMA                                      199,038     180,836
TELERN                                     184,343     168,935
TELPA                                      217,692     198,653
TELASA                                     155,180     133,600
TELEPISA                                   150,597     132,512
TELERGIPE                                   96,761      92,316
TELEAMAPA                                   44,663      40,005
TELAIMA                                     35,225      28,113
                                         ---------   ---------

TOTAL                                    7,879,834   7,110,092
                                         =========   =========

Locations Served
                                                            No, of
Companies                              States           municipalities
---------                              ------           --------------

TELERJ                             Rio de Janeiro             723
TELEMIG                            Minas Gerais             3,143
TELEBAHIA                          Bahia                    2,164
TELPE                              Pernambuco               1,120
TELECEARA                          Ceara                    1,117
TELEST                             Espirito Santo             431
TELEPARA                           Para                       361
TELAMAZON                          Amazonas                   324
TELMA                              Maranhao                   559
TELERN                             Rio Grande do              620
                                   Norte
TELPA                              Paraiba                  1,066
TELASA                             Alagoas                    415
TELEPISA                           Piaui                      416
TELERGIPE                          Sergipe                    471
TELEAMAPA                          Amapa                       72
TELAIMA                            Roraima                     54
                                                           ------

TOTAL                                                      13,056
                                                           ======

2.2.  Economic Data

                                              Net
                                           Operating     Net
Company                                     Income     Income
-------                                    ---------  ---------

TELERJ                                       685,904    89,707
TELEMIG                                      609,141    92,998
TELEBAHIA                                    300,367    37,199
TELPE                                        165,864    16,886
TELECEARA                                    159,493    16,259
TELEST                                       114,544    13,819
TELEPARA                                      96,521     8,373
TELAMAZON                                     53,249    (1,614)
TELMA                                         62,178     7,259
TELERN                                        55,302     1,961
TELPA                                         57,973     5,573
TELASA                                        46,937    (8,612)
TELEPISA                                      39,641     6,330
TELERGIPE                                     33,361     5,938
TELEAMAPA                                     12,718     1,034
TELAIMA                                        8,252     1,073
                                           ---------   -------
TOTAL                                      2,501,445   294,183
                                           =========   =======


The amounts represent the sum of the nominal values and do not consider the elimination of operations between group companies.

3.  HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree No. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was the following:


Company                          Authorized  Effective
-------                          ----------  ---------

TELERJ                               10,880     10,049
TELEMIG                               6,739      6,889
TELEBAHIA                             3,887      3,448
TELPE                                 1,963      1,788
TELECEARA                             2,216      1,944
TELEST                                1,500      1,367
TELEPARA                              1,389      1,389
TELAMAZON                               913        913
TELMA                                   904        859
TELERN                                  708        708
TELPA                                 1,087        993
TELASA                                  750        574
TELEPISA                                667        667
TELERGIPE                               549        547
TELEAMAPA                               164        150
TELAIMA                                 170        155
                                     ------     ------

TOTAL                                34,486     32,440
                                     ======     ======

4.   STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                 TELERJ      %     TELEMIG      %    TELEBAHIA     %      TELPE       %
               ----------  -----  ----------  -----  ----------  -----  ----------  -----

INCOME         1,112,936    131     884,357    127     418,417    128     241,997    149
Material,
outsourced
services and
other
supplies        (264,281)   (31)   (186,019)   (27)    (92,373)   (28)    (79,015)   (49)

ADDED VALUE      848,655    100     698,338    100     326,044    100     162,982    100
Salaries and
social          (154,556)   (18)   (111,474)   (16)    (41,980)   (13)    (26,850)   (17)
charges
Government      (297,948)   (35)   (263,866)   (38)   (120,377)   (37)    (59,296)   (36)
(taxes)
Third-parties    (98,938)   (12)    (75,051)   (11)    (35,002)   (11)    (17,186)   (11)
Retained        (297,213)   (35)   (247,947)   (35)   (128,685)   (39)    (59,650)   (35)
surplus

              TELECEARA     %      TELEST      %     TELEPARA     %    TELAMAZON     %
              ----------  -----  ----------  -----  ----------  -----  ----------  -----

INCOME          225,130    140     160,712    132     127,086    151      81,397    135
Material,
outsourced
services
and other
supplies        (64,447)   (40)    (38,737)   (32)    (42,902)   (51)    (21,717)   (36)

ADDED VALUE     160,683    100     121,975    100      84,184    100      59,680    100
Salaries,       (31,538)   (20)    (26,007)   (21)    (19,571)   (23)    (13,838)   (28)
charges
Government      (61,147)   (38)    (45,964)   (38)    (26,863)   (32)    (20,022)   (34)
(taxes)
Third-partie    (11,048)    (7)     (7,012)    (6)     (4,325)    (5)     (9,310)   (16)
Retained        (56,950)   (35)    (42,992)   (35)    (33,425)   (40)    (16,510)   (28)
surplus

                TELMA       %      TELERN      %      TELPA       %      TELASA      %
              ----------  -----  ----------  -----  ----------  -----  ----------  -----
INCOME           90,414    137      79,045    148     (82,397)   138      66,855    175
Material,
outsourced
services
and other
supplies        (24,584)   (37)    (25,644)   (48)    (22,575)   (38)    (28,611)   (75)

ADDED VALUE      65,830    100      53,401    100      59,822    100      38,244    100
Salaries,        (9,626)   (15)    (10,540)   (20)    (13,212)   (22)     (8,689)   (23)
charges
Government      (26,438)   (40)    (20,688)   (39)    (19,389)   (32)    (14,953)   (39)
(taxes)
Third-partie     (3,141)    (5)     (3,746)    (7)     (5,351)    (9)     (8,081)   (21)
Retained        (26,625)   (40)    (18,427)   (34)    (21,870)   (37)     (6,521)   (17)
surplus

               TELEPISA     %    TELERGIPE     %    TELEAMAPA     %     TELAIMA      %
              ----------  -----  ----------  -----  ----------  -----  ----------  -----

INCOME           52,133    125      49,428    129      16,459    159      12,402    131
Material,
outsourced
services
and other
supplies        (10,460)   (25)    (11,176)   (29)     (6,078)   (59)     (2,930)   (31)

ADDED VALUE      41,673    100      38,252    100      10,381    100       9,472    100
Salaries,        (7,025)   (17)     (5,756)   (15)     (2,595)   (25)     (2,512)   (27)
charges
Government      (14,342)   (34)    (15,560)   (41)     (3,369)   (33)     (3,511)   (37)
(taxes)
Third-partie     (2,034)    (5)     (1,500)    (4)       (740)    (7)       (415)    (4)
Retained        (18,272)   (44)    (15,436)   (40)     (3,677)   (35)     (3,034)   (32)
surplus

                       TELESP CELULAR PARTICIPACOES S.A.
                       ---------------------------------

                       Interim Financial Information for the
                       Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
TELESP Celular Participacoes S.A.
Brasilia - DF

1.  We have performed a special review of the accompanying quarterly information
    (ITR) of TELESP Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU                            ANTONIO C. CARMONA CORREA
Auditores Independentes                             Accountant
CRC-SP 11.609 S/RJ                                  CRC-SP 96.269 S/RJ

TELESP CELULAR PARTICIPACOES S.A.
---------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                           June 30, 1998   March 31, 1998
                                           -------------   --------------
ASSETS

Current assets:
 Loans                                          134,963         126,867
 Other credits                                      466           2,040
                                              ---------         -------
Total current assets                            135,429         128,907
                                              ---------         -------

Long-term assets:
 Credits                                            202             406
                                              ---------         -------
Total long-term assets                              202             406
                                              ---------         -------

Permanent assets:
 Investments in subsidiaries                    941,413         866,268
                                              ---------         -------
Total permanent assets                          941,413         866,268
                                              ---------         -------

TOTAL ASSETS                                  1,077,044         995,581
                                              =========         =======

LIABILITIES

Current liabilities:
 Taxes and contributions                          1,548             589
                                              ---------         -------
Total current liabilities                         1,548             589
                                              ---------         -------

Long-term liabilities:
 Other                                              152             152
                                              ---------         -------
Total long-term liabilities                         152             152
                                              ---------         -------

Shareholders' equity:
 Share capital                                  355,384         355,384
 Legal reserve                                   18,671          18,671
 Realizable profit reserve                      317,913         317,913
 Retained earnings                              383,376         302,872
                                              ---------         -------
Total shareholders' equity                    1,075,344         994,840
                                              ---------         -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    1,077,044         995,581
                                              =========         =======



See notes to quarterly information.


--------------------------------------------------------------------------------

TELESP CELULAR PARTICIPACOES S.A.
---------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                    3 months ended  6 months ended
                                                    June 30, 1998    June 30, 1998
                                                    --------------  ---------------

OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries                    75,144          158,687
Financial income                                            7,989            9,780
                                                      -----------      -----------

OPERATING INCOME                                           83,133          168,467

NON OPERATING INCOME

INCOME BEFORE TAXES AND PROFIT SHARING                     83,133          168,467

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION           (2,630)          (3,219)

PROFIT SHARING - EMPLOYEES

                                                    -------------   --------------
NET INCOME FOR THE PERIOD                                  80,503          165,248
                                                      ===========      ===========

NUMBER OF SHARES (THOUSAND)                           334,399,027      334,399,027
                                                      ===========      ===========

NET INCOME PER THOUSAND SHARES                            0.00024          0.00049
                                                      ===========      ===========


See notes to quarterly information.


--------------------------------------------------------------------------------

TELESP CELULAR PARTICIPACOES S.A.
---------------------------------


NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
--------------------------------------------------------------------------------

1.      COMPANY'S OPERATIONS

        The Company was incorporated in accordance with Article 189 of Law N. 9472/97 (General Telecommunication Law) and Decree N. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

        The Company will operate as a holding of the Sao Paulo State area in the mobile cellular telephone business, covering the region served by Telesp Celular S.A.

        As a result of the split-off of TELEBRAS, common and preferred shareholders' of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

        The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only prequalified bidders can participate in the bid.

2.      PRESENTATION OF FINANCIAL STATEMENTS

        2.1  Financial Statement
             -------------------

        These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

        2.2 Consolidated Financial Statements
            ---------------------------------

        The statements of income include the Parent company and Consolidated income.

        2.3 Special Review by Independent Auditors
            --------------------------------------

        The balance sheets and the related statements of income of the subsidiary company were reviewed on a quarterly basis by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

    The accounting practices are the same for the Parent company and the subsidiary and are consistent with those adopted in prior periods. The main points of this quarterly information are summarized as follows:

    3.1 The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELESP CELULAR PARTICIPACOES S.A. in the amount of R$3,090, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

    3.2 Accounts receivable and payable at the subsidiary are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

    3.3 Allowance for Doubtful Accounts: An allowance was recorded for credits of unlikely recovery.

    3.4 Employees' Profit Sharing: in conformity with Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share of profits is provided monthly. The accrued amount, at the rate of 8.33% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders' at the general meeting when surplus appropriation is approved.

    3.5 Interest on Work in Progress: The operating company computes monthly interest on work in progress at the rate of 12% p.a. on total capital invested in works in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

    3.6 Pension Plans: The companies sponsor defined benefit pension plans that are managed by Sistel. The determination of contributions to the plans is based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

    3.7 Interest on Shareholders' Equity: in accordance with Company's bylaw, management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders', up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

    3.8 Equity Method: The income for the period includes the equity method valuation result for January and February 1998, relating to the period prior to the split-off.

4.  CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES

    INCOME                                     June 30, 1998       %
                                               -------------  -----------

    Subscription                                    304,162        30.92
    Rent                                                228         0.02
    Use                                             476,969        48.48
                                                   --------       ------
      Domestic                                      407,552        41.43
      International                                  13,608         1.38
      Shift                                          34,752         3.53
      Call additional charge                         21,057         2.14
                                                   --------       ------
    Use of network                                  129,403        13.15
    Additional services                              73,031         7.43
                                                   --------       ------
      License                                        54,665         5.56
      Other                                          18,366         1.87
                                                   --------       ------

    GROSS OPERATING INCOME                          983,793       100.00

    TAXES ON GROSS INCOME                          (215,553)      (21.91)
                                                                  ------

    NET OPERATING INCOME                            768,240        78.09
                                                   ========       ======


5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)


                                                            June 30, 1998
                                                            -------------

    Taxes (except for corporate income tax and social            (174)
     contribution)
    Technical and administrative services
    Provision for contingencies                                    (2)
    Fines                                                       5,845
    Recovered expenses                                             82
    Other expenses                                                713
                                                                -----
    Total                                                       6,464
                                                                =====


6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)


                                                             June 30,
                                                               1998
                                                           ------------

    FINANCIAL INCOME

    Nominal financial income                                  13,058
    Monetary/exchange variation assets                         3,331
                                                             -------
    Total                                                     16,389
                                                             -------

    FINANCIAL EXPENSES
    Nominal financial expenses                               (52,001)
    Monetary/exchange variation liabilities                  (16,756)
                                                             -------
    Total                                                    (68,757)
                                                             -------
    Total                                                    (52,368)
                                                             =======

7.      CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                                 June 30,
                                                                   1998
                                                               ------------

        Interest on works in progress                             12,935
        Non-operating financial expenses                         (12,935)
        Loss on write-off of permanent assets                          -
        Other non-operating income                                   227
                                                                 -------
        Total                                                        227
                                                                 =======


8.      CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

        The subsidiary company accrues for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carryforward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                               June 30, 1998
                                                               -------------

        Social contribution on net income                         26,124
        Income tax                                                78,404
        Prior year losses recorded                                     -
        Deferred taxes, net                                            -
                                                                 -------
        Total tax expense                                        104,528
                                                                 -------


9.      CAPITAL STOCK AND CAPITALIZABLE FUNDS

        The subscribed and paid-in capital as of June 30, 1998 was represented by the following shares with no par value:


                                       Capital   Common shares Preferred shares
                                    ----------- -------------- ----------------

        Telesp Celular                  355,384    124,369,030      210,029,997
         Participacoes S.A.
        Telesp Celular S.A.           1,096,287     29,662,619       27,659,106


        Preferred shares are non-voting but have priority in the capital reimbursement and payment of noncumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0.00000321.

10.     MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

        Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

        Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

11.     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Holding)


        Merger of net assets - split-off of Telebras             910,096
        Interest on work in progress                                   -
        Other                                                          -
        Income for the period                                    165,248

        BALANCE AT JUNE 30, 1998                               1,075,344

12.     RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

        At June 30, 1998, the reconciliation of Parent company's net income with Consolidated net income is as follows:

        Net income of Parent company                            165,248
        Interest on works in progress                            (5,802)
        Tax incentives and other                                      -
        CONSOLIDATED NET INCOME                                 159,446


        Reconciliation items are increases in equity at the subsidiary, which were recorded directly in the shareholders' equity of that company; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

        INVESTMENT IN SUBSIDIARY


                                            Book value
                             Shareholders'  per share  Net income at  Ownership
                   Capital      Equity         R$      June 30, 1998      %
                  ---------  -------------  ---------- -------------  ----------
Telesp Celular
 S.A.             1,096,287    1,318,544     0.02300      214,131        71.39

13.     CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

        The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiary operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, a valuation should still be made but, in any case, the effects on the financial statements must not be material.

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

                                                                                      N of      N of shares
                                         Capital    Investor   Kind of             shares in      in prior
                        C.G.C.      Classification     %          %      company   the quarter     quarter
                ------------------  --------------  --------  ---------  -------   -----------   -----------

Telesp
Celular S.A.     319.126/0001-59           1          71.40     87.55       1       40,926,517    40,926,517



Classification                           Kind of company
--------------                      -------------------------

1  Open subsidiary                  1  Industrial, commercia and other
2  Open affiliate                   2  Financial institution
3  Closed subsidiary                3  Insurance firm
4  Closed affiliate
5  Subsidiary/affiliate's invested



--------------------------------------------------------------------------------

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE PERIOD
--------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE
------------------------------

1.      SCOPE

        This performance report contains the consolidated figures of Telesp Celular Participacoes S.A., that was incorporated by the split-off of Telecomunicacoes Brasileiras S.A. on May 22, 1998, including the figures of the subsidiary Telesp Celular S.A.

2.      OPERATING INCOME

        The operating income for the period was the following:

        2.1    Physical Data
               -------------

               - Minutes charged until June 30, 1998 - thousands
               -------------------------------------------------

               Local                                781,291
               National                             181,280
               International                         13,870

               -    Plant
               -----

Accesses in service                               1,420,033

        Since holding Telesp Celular Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the same period of the previous year are not being presented.

        Locations Served

        Telesp Celular S.A. operates in 412 municipalities of the State of Sao Paulo.


        2.2    Economic Data - CONSOLIDATED
               ----------------------------

                                           Net      Operating      Net
                                         revenue      Income     income
                                        ----------  ----------  ---------

        Telesp Celular Participacoes     768,240     326,331    159,446
         S.A.


        Amounts are a result of the consolidated figures of Telesp Celular S.A. and Telesp Celular Participacoes S.A., excluding intercompany transactions.

3.  HUMAN RESOURCES

    Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree N 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

    Personnel as of June 30, 1998 was the following:

    Authorized           1,800
    Effective            1,520

4.  STATEMENT OF ADDED VALUE  - CONSOLIDATED

    Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

    INCOME                                                1,020,025

    Material, outsourced services and other supplies       (266,595)
                                                          ---------

    ADDED VALUE                                             753,430

    Salaries and charges                                    (27,489)

    Government (taxes)                                     (338,562)

    Third-parties                                           (96,286)
                                                          ---------

    RETAINED SURPLUS                                        291,093



--------------------------------------------------------------------------------

TELESP CELULAR PARTICIPACOES S.A.
---------------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                          3 months ended      6 months ended
                                           June 30, 1998       June 30, 1998
                                          --------------      --------------

NET OPERATING REVENUE FROM
 TELECOMMUNICATION                               381,967       768,240
    SERVICES

COST OF SERVICES                                (152,355)     (289,266)
                                             -----------   -----------

GROSS REVENUE                                    229,612       478,974

OTHER OPERATING INCOME (EXPENSES):               (72,953)     (152,643)
                                             -----------   -----------
Selling expenses                                 (44,561)      (75,475)
General and administrative expenses              (11,313)      (31,264)
Financial expenses                               (33,619)      (68,757)
Financial income                                  13,020        16,389
Other operating income (expenses)                  3,520         6,464
                                             -----------   -----------

OPERATING INCOME                                 156,659       326,331

NON OPERATING INCOME                                 243           227
                                             -----------   -----------

INCOME BEFORE INCOME TAX AND SOCIAL
 CONTRIBUTION
   AND PROFIT SHARING                            156,902       326,558

PROVISION FOR INCOME TAX AND SOCIAL
 CONTRIBUTION                                    (49,822)     (104,528)
   AND ADDITIONAL STATE TAX

PROFIT SHARING - EMPLOYEES                          (691)       (1,338)

MINORITY INTERESTS                               (28,896)      (61,246)
                                             -----------   -----------

NET INCOME FOR THE PERIOD                         77,493       159,446
                                             ===========   ===========

NUMBER OF SHARES (THOUSAND)                  334,399,027   334,399,027
                                             ===========   ===========

NET INCOME PER THOUSAND SHARES                   0.00023       0.00048
                                             ===========   ===========





--------------------------------------------------------------------------------

                    TELE SUDESTE CELULAR PARTICIPACOES S.A.
                    ---------------------------------------

                    Interim Financial Information for the
                    Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
Tele Sudeste Celular Participacoes S.A.
Brasilia - DF
-------------

1. We have performed a special review of the accompanying quarterly information (ITR) of Tele Sudeste Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU        ANTONIO C. CARMONA CORREA
Auditores Independentes         Accountant
CRC-SP 11.609 S/RJ              CRC-SP 96.269 S/RJ

TELE SUDESTE CELULAR PARTICIPACOES S.A.
---------------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                              June 30, 1998  March 31, 1998
                                              -------------  --------------
ASSETS
Current assets:
 Recoverable taxes                                    5,798
 Other credits                                      270,936         264,640
 Other receivables                                   52,109          28,638
                                                    -------         -------
Total current assets                                328,843         293,278
                                                    -------         -------

Long-term assets:
 Receivables from subsidiaries                       87,573         104,149
                                                    -------         -------
Total long-term assets                               87,573         104,149
                                                    -------         -------

Permanent assets:
 Investments in subsidiaries                        492,643         452,720
                                                    -------         -------
Total permanent assets                              492,643         452,720
                                                    -------         -------

TOTAL ASSETS                                        909,059         850,147
                                                    =======         =======
LIABILITIES

Current liabilities:
 Taxes and contributions                              8,978           2,718
                                                    -------         -------
Total current liabilities                             8,978           2,718
                                                    -------         -------

Long-term liabilities:
 Other                                                  131             131
                                                    -------         -------
Total long-term liabilities                             131             131
                                                    -------         -------

Shareholders' equity:
 Share capital                                      306,458         306,458
 Legal reserve                                        9,440           9,440
 Realizable profit reserve                          160,736         160,736
 Retained earnings                                  423,316         370,664
                                                    -------         -------
Total shareholders' equity                          899,950         847,298
                                                    -------         -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          909,059         850,147
                                                    =======         =======


See notes to quarterly information.

--------------------------------------------------------------------------------

TELE SUDESTE CELULAR PARTICIPACOES S.A.
---------------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                    3 months ended   6 months ended
                                                     June 30, 1998    June 30, 1998
                                                    ---------------  ---------------

OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries                     39,920           96,897
Financial income                                            18,991           27,228
                                                       ===========      ===========

OPERATING INCOME                                            58,911          124,125

NON-OPERATING INCOME                                --------------   --------------

INCOME BEFORE TAXES AND PROFIT SHARING                      58,911          124,125

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION            (6,259)          (8,977)
                                                       -----------      -----------

NET INCOME FOR THE PERIOD                                   52,652          115,148
                                                       ===========      ===========

NUMBER OF SHARES (THOUSAND)                            334.399.028      334.399.028
                                                       ===========      ===========

NET INCOME PER THOUSAND SHARES                             0.00016          0.00034
                                                       ===========      ===========


See notes to quarterly information.

--------------------------------------------------------------------------------

TELE SUDESTE CELULAR  PARTICIPACOES S.A.
----------------------------------------


NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
--------------------------------------------------------------------------------

1.      COMPANY'S OPERATIONS

        The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with the date of February 28, 1998.

        The Company will operate in Area 3 of the cellular telephone business segment, covering the regions of Rio de Janeiro and Espirito Santo, that are served by the following companies: Telerj Celular S.A. and Telest Celular S.A.

        As a result of the split-off of Telebras, common and preferred shareholders of Telebras will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in Telebras.

        The Ministry of Communications announced that the Federal government will sell the new companies at a public auction scheduled for July 29, 1998. Only prequalified bidders can participate in the auction.

2.      PRESENTATION OF FINANCIAL STATEMENTS

        2.1.  Financial Statements

        These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

        2.2.  Consolidated Financial Statements

        The financial statement is presented on a Consolidated basis, disclosing the situation of the subsidiaries and Parent company. The balance sheet shown is that of the Parent company.

        2.3.  Special Review by Independent Auditors

        The balance sheets and the related statements of income were reviewed on a quarterly basis by independent auditors.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

        The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

        3.1. The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELE SUDESTE CELULAR PARTICIPACOES S.A. in the amount of R$4,365, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

        3.2. Accounts receivable and payable in the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

        3.3. Allowance for Doubtful Accounts: Accounts receivable that have been
             -------------------------------
             overdue for more than 180 days in the subsidiaries were written off as losses for the period. Other receivables of unlikely realization were analyzed considering their maturity date and an allowance was recorded.

        3.4. Employees' Profit Sharing: in conformity with Article 5 of
             -------------------------
             Provisional Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the profits is provided monthly. The accrued amount, at the rate of 8.33% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders at the general meeting when surplus appropriation is approved.

        3.5. Interest on Work in Progress: The operating companies compute
             ----------------------------
             monthly interest on work in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

        3.6. Pension Plans: The companies sponsor defined benefit pension plans
             -------------
             that are managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

        3.7. Interest on Shareholders' Equity: In accordance with Company's
             --------------------------------
             bylaw, management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders, up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, on the basis of management's proposal.

        3.8. Equity Method: The income for the period includes the equity method
             -------------
             valuation result for January and February 1998 relating to the period prior to the split-off.

4.     CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATION'S SERVICES


   INCOME                             June 30, 1998    %
                                      -------------  -----

   Subscription                           157,474    25.62
   Domestic                               243,702    39.65
   International                           20,024     3.26
   Shift                                   16,257     2.65
   Call additional charge                  52,642     8.57
   Use of network                          94,616    15.39
   Additional services                     30,792     5.01
   Other                                      779     0.13
   Elimination from consolidated           (1,686)   (0.27)
                                         --------   ------

   GROSS OPERATING INCOME                 614,600   100.00

   TAXES ON GROSS INCOME                 (159,836)  (26.01)
   Adjustment to present value               (669)   (0.11)
                                         --------   ------

   NET OPERATING INCOME                   454,095    73.88
                                         ========   ======

   4.1.  Net Operating Income per Company

     Company           June 30, 1998
------------------     -------------

Telerj Celular S.A.          384,415
Telest Celular S.A.           71,367
                             -------
Total                        455,782
                             =======

5.  OTHER NET OPERATING INCOME (EXPENSES)

                                  June 30, 1998
                                  --------------

   Provision for contingencies             (324)
   Fines                                  2,812
   Research and development              (2,611)
   Other income (expenses)                   54
                                         ------
   Total                                    (69)
                                         ======

6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                              June 30, 1998
                                              --------------

FINANCIAL INCOME
   Nominal financial income                           4,036
                                                    -------

   FINANCIAL EXPENSES
   Nominal financial expenses                       (16,432)
   Monetary/exchange variation on liabilities          (740)
                                                    -------
                                                    (17,172)
                                                    -------
   Total                                            (13,136)
                                                    =======

7.     CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                  June 30, 1998
                                                  -------------

       Interest on work in progress                   4,092
       Non-operating financial expenses              (7,387)
       Other non-operating income/expenses
       Total                                         (3,295)

8.    INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

      The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets where applicable. Prepaid income tax and social contribution amounts are recorded in carry forward taxes and, for checking purpose, are compared with the accrued amounts. Tax expenses are composed of the following:

                                          June 30, 1998
                                          -------------

      Social contribution on income           15,763
      Income tax                              53,921
                                              ------
      Total tax expense                       69,684
                                              ======

9.    RELATED PARTY TRANSACTIONS

      Related party transactions at the balance sheet date consist of:

                                June 30, 1998
                                -------------

      CURRENT ASSETS               328,843
      Loans and financing          270,936

      LONG-TERM ASSET               87,573
      Loans and financing           87,573

      INCOME                       124,125
      Financial income              24,956

10.    CAPITAL STOCK

       The subscribed and paid-in capital as of June 30, 1998 is represented by the following shares without nominal value:

                                                                   Common      Preferred
                       Company                   Capital stock  in thousands  in thousands
      ---------------------------------------    -------------  ------------  ------------
      Tele Sudeste Celular Participacoes S.A.          306,458   124.369.030   210.029.997
      Telerj Celular S.A.                              394,326    12.088.916    18.535.367
      Telest Celular S.A.                              137,209       752.896     1.284.974

      Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value of each was:

                   Company               Book value
      ---------------------------------  -----------

      Tele Sudeste Participacoes S.A.    0.002691246

11.    MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

       Market values are computed at a specific time based on relevant market data and information on financial instruments. Changes in assumptions can significantly affect the estimates.

       Book balances approximate the market values because of the short-term maturity of the instruments. There exists no material difference between these book balances and the market values and so they are not stated in this quarterly information.

12.    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

       BALANCE AS OF DECEMBER 31, 1997

       Split-off of cellular telephone    784,802
       Income as of June 30, 1998         115,148

       BALANCE AT JUNE 30, 1998           899,850

13.    RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

       At June 30, 1998, the reconciliation of net income, Parent company and consolidated, was as follows:

       Net income of Parent company    115,148
       Interest on work in progress     (1,508)
       Tax incentives and other            (19)
       Consolidated net income         113,621

       Reconciliation items are increases in equity in the subsidiary company, which were recorded directly in the shareholders' equity of that company; therefore, they are considered as gains or losses in the Parent company, upon valuation of its investments by the equity method.

14.    CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

       The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. Whichever the case, management believes that there exists no risk that can affect the business because the Company's suppliers are large international and multinational manufacturers that also serve practically all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors have informed that they will make all adjustments in time. Regarding the administrative systems, an evaluation is still to be made but, however any possible effects on the financial statements should not be material.

       INTEREST IN SUBSIDIARY COMPANIES

       Company                          Telerj Celular  Telest Celular
       -------                          --------------  --------------

       Capital                                 394,326         137,209
       Shareholders' equity                    500,292         162,994
       Book value of the asset in R$          0.016434        0.079982
       Net income as of 6/30/98                105,966          23,993
       Ownership %                             70.7030         85.2309

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

1.      SCOPE

        This performance report contains the consolidated figures of the following companies: Telerj Celular S.A. and Telest Celular S.A. It does not contain the figures of the Parent company, Tele Sudeste Celular Participacoes S.A., that was incorporated as a result of the split-off of TELEBRAS on May 22, 1998.

2.      OPERATING INCOME

        The operating income for the period was the following:

        2.1.     Physical Data
                 -------------

        Since the holding Tele Sudeste Participacoes S.A. was incorporated on May 22, 1998 by the split-off of TELEBRAS, comparative data with the same quarter of the previous year are not being presented.

Plant
-----

        In the period, the consolidated companies registered the following performance regarding the plants:

        Telephone accesses (10/3/) - Accumulated until June 30, 1998

        Companies              Installed  In operation
        ---------              -----------------------

        Telerj Celular S.A.          507           527
        Telest Celular S.A.          109           109

        Total                        616           616

Locations Served
----------------

        Companies              States  N of municipalities
        ---------              ------  -------------------

        Telerj Celular S.A.       1             65
        Telest Celular S.A.       1             52

        Total                     2            117

        The amounts represent the sum of the nominal values and do not consider the elimination of operations between group companies.

3.      HUMAN RESOURCES

        Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies into holding companies in accordance with Law 9472/97 and Decree No. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

        Personnel as of June 30, 1998 was as follows:

        Company           Authorized  Effective
        -------           ----------  ---------

        Telest Celular            80         73
        Telerj Celular           557        538
                                 ---        ---
        Total                    637        611
                                 ===        ===

4.      STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

        Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                                                               Telerj Celular    %       Telest Celular       %
                                                               --------------  ----     ---------------      ----

        INCOME                                                     531,077      131           92,430          141
        Material, outsourced services and other supplies          (124,189)     (31)         (26,855)         (41)
                                                                  --------                   -------

        ADDED VALUE                                                406,888      100           65,575          100
        Salaries, charges                                           (8,582)                   (1,350)
        Government (taxes)                                        (190,439)                  (33,712)
        Third-parties                                              (55,564)                   (1,635)
                                                                  --------                   -------
        Retained surplus                                           152,303                    28,878
                                                                  ========                   =======

5.      VALUATION INDICATORS AS OF JUNE 30, 1998

                                 Return                   Current
        Companies         Debt  on Equity  Profit margin   ratio
        ---------         ----  ---------  -------------  -------

        Telerj Celular    1,03       0,21           0,43     0,49
        Telest Celular    0,02       0,15           0,28     2,32
        Total             1,05       0,36           0,71     2,81

        Note 2: The following formula should be used in the calculation of the indicators:


        - Indebtedness = (Total long term liabilities/stockholders' equity)
        - Return on Net Equity = (Net income/Average stockholders' equity)
        -          Margin of profit = (Net profit/net income)
        -          Current marketability (Current Assets/Current Liabilities)

TELE SUDESTE PARTICIPACOES S.A.
-------------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                    3 months ended   6 months ended
                                                     June 30, 1998    June 30, 1998
                                                    ---------------  ---------------

NET OPERATING REVENUE FROM TELECOMMUNICATION
   SERVICES                                                216,056          454,095

COST OF SERVICES                                           (73,421)        (152,057)
                                                       -----------      -----------

GROSS REVENUE                                              142,635          302,038

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                           (19,339)         (26,367)
General and administrative expenses                        (27,439)         (40,772)
Financial expenses                                             113          (17,172)
Financial income                                             3,640            4,036
Other operating income (expenses)                            1,140              (69)
                                                       -----------      -----------

OPERATING INCOME                                           100,750          221,694

NON-OPERATING EXPENSE                                       (1,781)          (3,295)
                                                       -----------      -----------

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION
   AND PROFIT SHARING                                       98,969          218,399

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION
   AND ADDITIONAL STATE TAX                                (32,682)         (69,684)

PROFIT SHARING - EMPLOYEES                                    (251)            (505)

MINORITY INTERESTS                                         (14,221)         (34,589)
                                                       -----------      -----------

NET INCOME FOR THE PERIOD                                   51,815          113,621
                                                       ===========      ===========

NUMBER OF SHARES (THOUSAND)                            334,399,028      334,399,028
                                                       ===========      ===========

NET INCOME PER THOUSAND SHARES                             0.00015          0.00034
                                                       ===========      ===========


--------------------------------------------------------------------------------

                      TELEMIG CELULAR PARTICIPACOES S.A.
                      ----------------------------------

                      Interim Financial Information for the
                      Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

The Shareholders and Management
TELEMIG Celular Participacoes S.A.
Brasilia - DF

1. We have performed a special review of the accompanying quarterly information (ITR) of TELEMIG Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued a qualified special review report dated July 24, 1998, with the observation as to the recording as at March 31, 1998, of R$14.097, regarding an accrual for doubtful accounts referring to accounts receivable accounted for in 1997.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU                    ANTONIO C. CARMONA CORREA
Auditores Independentes                     Accountant
CRC-SP 11.609 S/RJ                          CRC-SP 96.269 S/RJ

TELEMIG CELULAR PARTICIPACOES S.A.
----------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
----------------------------

                                                  June 30,     March 31,
                                                    1998         1998
                                                -----------  ------------
ASSETS

Current assets:
  Accounts receivable from related parties         44,266        56,098
  Loans and Financing - Other                       2,677
  Recoverable taxes                                 2,004
  Other receivables                                31,417        18,962
                                                  -------       -------
Total current assets                               80,364        75,060
                                                  -------       -------

Long-term assets:
  Receivables from subsidiaries                     1,236           554
                                                  -------       -------
Total long-term assets                              1,236           554
                                                  -------       -------

Permanent assets:
  Investments in subsidiaries                     371,883       345,210
                                                  -------       -------
Total permanent assets                            371,883       345,210
                                                  -------       -------

TOTAL ASSETS                                      453,483       420,824
                                                  =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Taxes and contributions                           2,729           760
                                                  -------       -------
Total current liabilities                           2,729           760
                                                  -------       -------

Long-term liabilities:
  Other                                                67            67
                                                  -------       -------
Total long-term liabilities                            67            67
                                                  -------       -------

Shareholders' equity:
  Share capital                                   155,553       155,553
  Legal reserve                                     7,755         7,755
  Realizable profit reserve                       132,048       132,048
  Retained earnings                               155,331       124,641
Total shareholders' equity                        450,687       419,997
                                                  -------       -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        453,483       420,824
                                                  =======       =======


See notes to quarterly information.

TELEMIG CELULAR PARTICIPACOES S.A.
----------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------


                                        3 months ended    6 months ended
                                        June 30, 1998     June 30, 1998
                                        --------------    --------------

OPERATING EXPENSES/INCOME
Income from investments in subsidiaries         26,672         46,770
Financial income                                 5,986          8,294
                                           -----------    -----------

OPERATING INCOME                                32,658         55,064

NON-OPERATING INCOME
                                           -----------   ------------

INCOME BEFORE TAXES AND PROFIT SHARING          32,658         55,064

PROVISION FOR INCOME TAX AND SOCIAL
      CONTRIBUTION                              (1,969)        (2,729)

PROFIT SHARING - EMPLOYEES                 -----------   ------------

NET INCOME FOR THE PERIOD                       30,689         52,335
                                           ===========    ===========

NUMBER OF SHARES (THOUSAND)                334,399,028    334,399,028
                                           ===========    ===========

NET INCOME PER THOUSAND SHARES                 0.00009        0.00016
                                           ===========    ===========

See notes to quarterly information.

--------------------------------------------------------------------------------

TELEMIG CELULAR PARTICIPACOES S.A.
----------------------------------

NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)


1.      COMPANY'S OPERATIONS

        The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

        The Company will operate as a holding in the State of Minas Gerais in the mobile public telephone business, covering regions served by TELEMIG CELULAR S.A.

        As a result of the split-off of TELEBRAS, common and preferred shareholders of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

        The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only prequalified bidders can participate in the bid.

2.      PRESENTATION OF FINANCIAL STATEMENTS

        2.1  Financial Statements
             --------------------

             These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

        2.2  Consolidated Financial Statements
             ---------------------------------

             The income statement is presented on the Parent company and Consolidated basis. The balance sheet is presented on an individual basis (Parent company).

        2.3  Special Review by Independent Auditors
             --------------------------------------

             The balance sheets and the related statements of income of the subsidiary companies were reviewed on a quarterly basis by other independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

    The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

    3.1 The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELEMIG Celular Participacoes S.A. in the amount of R$1.459, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

    3.2 Accounts receivable and payable at the subsidiaries are stated at historical value, discounted at present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

    3.3 Allowance for Doubtful Accounts: Accounts receivable overdue for more
        -------------------------------
        than one hundred and eighty days at the subsidiaries were written-off as losses in the period. Accounts receivable of unlikely realization were analyzed considering their maturity date and an allowance was recorded for 100% of the accounts receivable overdue for 90 and 180 days.

    3.4 Employees' Profit Sharing: in conformity with Article 5 of Provisional
        -------------------------
        Measure N 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the subsidiaries' profits is provided monthly. The accrued amount, at the rate of 1/12% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders at the general meeting when surplus appropriation is approved.

    3.5 Interest on Work in Progress: The operating companies compute monthly
        ----------------------------
        interest on work in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

    3.6 Pension Plans: The companies sponsor defined benefit pension plans that
        -------------
        are managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

    3.7 Interest on Shareholders' Equity: in accordance with Company's by-law,
        --------------------------------
        management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders, up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

    3.8 Equity Method: the income for the period includes the equity method
        -------------
        valuation result for January and February 1998 relating to the period prior to the split-off.

4.      CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES

        INCOME                                       June 30, 1998      %
                                                     -------------  ---------

        Subscription                                       81,363      26.95
        Line rental                                        18,676       6.18
        Use                                               131,752      43.63
        Use of Network                                     58,796      19.47
        Additional Services                                 2,668       0.88
        Qualification                                       8,720       2.89
        Others                                                (12)      0.00
                                                          -------
        GROSS OPERATING INCOME                            301,963     100.00
        TAXES ON GROSS INCOME                             (56,307)    (18.64)
        OTHER DEDUCTIONS FROM GROSS INCOME                   (286)     (0.10)
                                                          -------
        NET OPERATING INCOME                              245,370      81.26
                                                          =======

5.      OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)

                                                                 June 30, 1998
                                                                 -------------

        Taxes (except for income tax and social
         contribution)
        Technical and administrative services                         272
        Provision for contingencies (*)                                 0
        Fines                                                       2,133
        Recovered expenses                                             32
        Amortization of deferred assets                              (188)
        Other income (expenses)                                       (26)
                                                                    -----
        TOTAL                                                       2,223
                                                                    =====

        The events reported in the balance sheet as at December 31, 1997 have not suffered any significant change at the closing of the second quarter 1998.

6.      CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                               June 30, 1998
                                                               -------------
        FINANCIAL INCOME                                            5,739
                                                                   ------
        Nominal financial income                                    4,995
        Monetary/exchange variation assets                            744
                                                                   ------
        FINANCIAL EXPENSES                                         (3,597)
        Nominal financial expenses                                 (2,033)
        Monetary/exchange variation liabilities                    (1,564)
                                                                   ------
        TOTAL                                                       2,142
                                                                   ======

7.      CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                                June 30, 1998
                                                                -------------

        Interest on work in progress                                2,626
        Non-operating financial expenses                           (2,626)
        Income (loss) on write-off of permanent assets
        Other non-operating income (expense)                           22
                                                                   ------
        TOTAL                                                          22
                                                                   ======

8.      CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

        The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carry-forward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                               June 30, 1998
                                                               -------------

        Social contribution on income                              7,310
        Income tax                                                22,053
        Recorded prior years' loss                                     0
        Net deferred taxes
        Total tax expense (income)                                29,365
                                                                  ======

9.      RELATED PARTY TRANSACTIONS

        Related party transactions at the balance sheet date consist of:

                                                              June 30, 1998
                                                              -------------

        CURRENT ASSETS                                            44,266
                                                                  ------
        Loans and financing                                       44,266
        Other Assets
        LONG-TERM ASSETS
        Loans And financing

        INCOME                                                     5,107
                                                                  ------
        Financial income and monetary/exchange variation           5,107
        assets                                                    ======

        Accounts receivable or accounts payable remaining from transactions with ex-companies of the Telebras system which do not belong to TELEMIG CELULAR PARTICIPACOES S.A. are recognized with different values. The balances of such loans on June 30, 1998 were as follows:

        Company                                                   Value
        -------                                                   -----
        Tele Norte-Leste Participacoes S.A                        2,677

10.     CAPITAL STOCK AND CAPITALIZABLE FUNDS

        The subscribed and paid-in capital as of June 30 is composed of shares with no par value, as follows:

             Company                    Capital  Common Shares Preferred Shares
        -------------------             -------  ------------- ----------------

        Telemig Celular                 155,553    124,369,030   210,029,997
         Participacoes S.A
        Telemig Celular S.A             391,970      8,912,419    14,897,425

        Preferred shares are non-voting but have priority in the capital reimbursement and payment of non cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0,00000134.

11.     MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL NSTRUMENTS)

        Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

        Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

12.     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (HOLDING)

                            Movement                              Value
        --------------------------------------------------        -----

        BALANCE AS DECEMBER 31, 1997
        Merger by split-off of Telecomunicacoes Brasileira        398,352
         S.A. - Telebras (February 28, 1998)
        Interest on work in progress
        Other carry-forward
        Income for the period                                      52,335
        BALANCE AT JUNE 30, 1998                                  450,687

13.     RECONCILIATION OF PARENT COMPANY AND CONSOLIDATED NET INCOME

        At June 30, 1998 the reconciliation of parent company and consolidated net income was as follows:


                                                                    Value
                                                                  ----------

        Net income of Parent company                                52,335
        Interest on work in progress                                  (532)
        Fiscal incentives and others
        CONSOLIDATED NET INCOME                                     51,803

        Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

14.     CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

        The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because the Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, an evaluation should still be made but, in any case, the effects on the financial statements must not be material.

15.     LOANS AND FINANCING

        Certain loans and financing of the Telebras System, transferred upon split-off to TELEMIG CELULAR PARTICIPACOES S.A, are subject to anticipation of due dates due to the split-off and privatization process.

        Management has been negotiating the contracts with some creditors and, until June 30, 1998, no creditor had requested anticipation of due dates of any contract.

ATTACHMENT TO NOTES TO QUARTERLY INFORMATION
--------------------------------------------

SHAREHOLDING IN SUBSIDIARIES
----------------------------



                              Net       Share     Net Profit  Shareholding in
   Company       Capital    Assets    book value June 30,1998  total capital
--------------  ---------  ---------  ---------- ------------  -------------
                                          R$          R$             %
                                          --          --             -

Telemig
Celular S.A      391,970    448,358    0.01883     55,746       82.94

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE QUARTER
---------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE
------------------------------

1.      SCOPE

        This performance report contains the consolidated figures of Telemig Celular Participacoes S.A., including the figures of the Parent company Telemig Celular S.A

        Due to the telecommunication sector privatization program, Telemig Celular Participacoes S.A, one of the 12 companies resulting from the split-off of the holding TELEBRAS, which occurred on May 22, 1998, became the Parent company of Telemig Celular S.A, as a result of the auction expected to be held on July 29, 1998.

        Telemig Celular S.A.'s shares are already being negotiated on the stockmarkets, since May 18, 1998, in accordance with the expected
        chronogram.                                              --------
        -----------

2.      OPERATING INCOME

        The operating income for the period was the following:


        2.1  Physical Data
             -------------

        Minutes charged until June, 1998

        Local                             National            International
        -----                             --------            -------------

        164,659                           22,513                  1,310


        Plant
        -----

        Accesses in                      430,893
        operation


        Since holding Telemig Celular Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the quarter of the last year are not being presented.

Locations Served
----------------

        In June 1997, Telemig Celular S.A. had an accumulated portfolio of 432 thousand clients and served 132 municipalities, what represents 64% of Minas Gerais' GPD, considering the area covered by the company.

        With a view to having sustained growth with quality, during this quarter the company concentrated its efforts on the digitalization of its plant. Such choice, results in the need to reduce the rhythm of sales growth during the period of transition from analogycal to digital technology. The first phase of such process, including the metropolitan area of Belo Horizonte has its conclusion scheduled for September this year, when sales will be directed to the new accesses already digitalized.

        On the other hand, the company has improved its processes with a view to more selective credit policies, and a firmer attitude regarding internal procedures for a definitive split-off.

        The performance of the tariffed telephone traffic, measured by minutes, corresponded to the growth in clients' portfolio, showing in the 2/nd/ semester 1998, an increase of 43.1% in relation to the same period in the previous year and of 2.2% in relation to the 1/st/ quarter of 1998.

        FINANCIAL-ECONOMIC PERFORMANCE

        At the end of the 1/st/ semester of 1998, Telemig Celular S.A showed R$499 million of fixed assets and R$448 million of net equity, reflecting a solid equity structure.

        With an accumulated net income of R$245 million at the end of the 1/st/ semester of 1998 and a net income of R$56 million, Telemig Celular S.A showed a net margin of 23% (net profit/net income), profitability of 14% on Net Equity (net income/net initial equity) and a rate of debt/equity of 22%.

        In the 2/nd/ trimester /98 it should be highlighted that there was a significant reduction in costs of inter-connection (rent of transmission lines) as a result of TELEBRAS discount policy and of the optimization of the network topology significantly contributing to the results.

        Investments made in the 1/st/ semester 1998 reached R$77 million, 70% of which applied in improving the quality of the installed plant and in the digitalization of the celular network in the metropolitan area of Belo Horizonte. The new billing system is already at conclusion phase and the work for the digitalization of the plant in 1998 in Juiz de Fora has already begun.


2.2     Economic Data
        -------------

                                                   Operating
                Company           Net Income        Income       Net Income
                -------           ----------        ------       ----------

        Telemig Celular S.A            245,370          82,828      55,746
        Telemig Celular
         Participacoes S/A                   0          55,064      52,335
        Elimination of group
         operations                          0         (51,877)    (56,278)
        CONSOLIDATED RESULTS           245,370          91,124      51,803

3.      STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

        Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                                                            R$          %
                                                            --          -
        INCOME                                            312,626     159.98
        Material, outsourced services and other
         supplies                                        (117,213)    (59.98)
        ADDED VALUE                                       195,413     100.00
        Salaries and charges                               (8,335)     (4.27)
        Government (taxes)                                (90,700)    (46.41)
        Third parties                                      (9,738)     (4.98)

        RETAINED SURPLUS                                  (86,640)    (44.34)


--------------------------------------------------------------------------------

TELEMIG PARTICIPACOES S.A.
--------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------


                                             3 months       6 months
                                               ended          ended
                                           June 30, 1998  June 30, 1998
                                           -------------  -------------

NET OPERATING REVENUE FROM
 TELECOMMUNICATION                              120,370        245,370
    SERVICES

COST OF SERVICES                                (31,197)       (81,988)
                                            -----------    -----------

GROSS REVENUE                                    89,173        163,382

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                (32,926)       (61,233)
General and administrative expenses              (8,840)       (15,390)
Financial expenses                                 (232)        (3,597)
Financial income                                  4,018          5,739
Other operating income (expenses)                 1,321          2,223
                                            -----------    -----------

OPERATING INCOME                                 52,514         91,124

NON-OPERATING INCOME                                114             22
                                            -----------    -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING              52,628         91,146

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX       (16,813)       (29,365)

PROFIT SHARING - EMPLOYEES                         (282)          (470)

MINORITY INTERESTS                               (5,375)        (9,508)
                                            -----------    -----------

NET INCOME FOR THE PERIOD                        30,158         51,803
                                            ===========    ===========

NUMBER OF SHARES (THOUSAND)                 334,399,028    334,399,028
                                            ===========    ===========

NET INCOME PER THOUSAND SHARES                  0.00009        0.00015
                                            ===========    ===========


--------------------------------------------------------------------------------

                      TELE CELULAR SUL PARTICIPACOES S.A.
                      -----------------------------------


                      Interim Financial Information for the
                      Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
Tele Celular Sul Participacoes S.A.
Brasilia - DF
-------------

1. We have performed a special review of the accompanying quarterly information (ITR) of Tele Celular Sul Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU                ANTONIO C. CARMONA CORREA
Auditores Independentes                 Accountant
CRC-SP 11.609 S/RJ                      CRC-SP 96.269 S/RJ

TELE CELULAR SUL PARTICIPACOES S.A.
-----------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
---------------------------------------------------------------------------


                                              June 30, 1998  March 31, 1998
                                              -------------  --------------
ASSETS

Current assets:
  Receivables from subsidiaries                    80,151       74,426
  Other receivables                                 6,645       16,631
                                                  -------      -------
Total current assets                               86,796       91,057
                                                  -------      -------

Long-term assets:
  Receivables from subsidiaries                     8,497          247
                                                  -------      -------
Total long-term assets                              8,497          247
                                                  -------      -------

Permanent assets:
  Investments in subsidiaries                     427,601      389,665
                                                  -------      -------
Total permanent assets                            427,601      389,665
                                                  -------      -------

TOTAL ASSETS                                      522,894      480,969
                                                  =======      =======

LIABILITIES

Current liabilities:
  Taxes and contributions                             677          611
                                                  -------      -------
Total current liabilities                             677          611
                                                  -------      -------

Long-term liabilities:
  Other                                                75           75
                                                  -------      -------
Total long-term liabilities                            75           75
                                                  -------      -------

  Shareholders' equity:
  Share capital                                   175,872      175,872
  Legal reserve                                     8,612        8,612
  Realizable profit reserve                       146,627      146,627
  Retained earnings                               191,031      149,172
                                                  -------      -------
Total shareholders' equity                        522,142      480,283
                                                  -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        522,894      480,969
                                                  =======      =======


                      See notes to quarterly information.


---------------------------------------------------------------------------

TELE CELULAR SUL PARTICIPACOES S.A.
-----------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
---------------------------------------------------------------------------


                                                    3 months ended   6 months ended
                                                     June 30, 1998    June 30, 1998
                                                    ---------------  ---------------

OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries                     38,114           66,769
Financial income                                             5,576            7,428
                                                       -----------      -----------

OPERATING INCOME                                            43,690           74,197

NON-OPERATING INCOME                                             9                8
                                                       -----------      -----------

INCOME BEFORE TAXES AND PROFIT SHARING                      43,699           74,205

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION            (1,839)          (2,450)

NET INCOME FOR THE PERIOD                                   41,860           71,755
                                                       ===========      ===========

NUMBER OF SHARES (THOUSAND)                            334,399,027      334,399,027
                                                       ===========      ===========

NET INCOME PER THOUSAND SHARES                             0.00013          0.00021
                                                       ===========      ===========


                      See notes to quarterly information.


---------------------------------------------------------------------------

TELE CELULAR SUL PARTICIPACOES S.A.
-----------------------------------

NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
---------------------------------------------------------------------------

1.  COMPANY'S OPERATIONS

    The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with the date of February 28, 1998.

    The Company will operate as a holding company in areas 5 and 6 of the cellular telephone business, covering the regions served by the following companies: TELEPAR CELULAR S.A., TELESC CELULAR S.A. and CTMR CELULAR S.A.

    As a result of the split-off of TELEBRAS, common and preferred shareholders of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

    The Ministry of Communications announced that the Federal government will sell the new companies at a public auction scheduled for July 29, 1998. Only prequalified bidders can participate in the auction.

2.  PRESENTATION OF FINANCIAL STATEMENTS

    2.1    Financial Statement
           -------------------

    These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

    2.2    Consolidated Financial Statements
           ---------------------------------

    The financial statements are presented on a consolidated basis, disclosing the situation of the Parent and subsidiary companies.

    2.3    Special Review by Independent Auditors
           --------------------------------------

    The balance sheets and the related statements of income were reviewed by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted in prior periods. The main points of this quarterly information are summarized as follows:

3.1 The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELE CELULAR SUL PARTICIPACOES S.A. in the amount of R$1,690, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998
                                ----------
and shall be included in the calculation of the adjusted net income as of December 31, 1997 for purposes of dividend calculation.

3.2 Accounts receivable and payable in the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

3.3  Allowance for Doubtful Accounts: Accounts receivable that have been overdue
     -------------------------------
for more than 180 days in the subsidiaries were written off as losses for the period. Other receivables of unlikely realization were analyzed considering their maturity date and an allowance was recorded.

3.4  Employees' Profit Sharing: in conformity with Article 5 of Provisional
     -------------------------
Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share of profits is provided monthly. The accrued amount, at the rate of 8.33% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders at the general meeting when surplus appropriation is approved.

3.5  Interest on Work in Progress: The operating companies compute monthly
     ----------------------------
interest on work in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

3.6  Pension Plans: The companies sponsor defined benefit pension plans that are
     -------------
managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

3.7  Interest on Shareholders' Equity: in accordance with Company's bylaw,
     --------------------------------
management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders, up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, on the base of management's proposal.

4.  CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS' SERVICES


INCOME                         June 30, 198   %
                               ------------  ---

Subscription                      80,906    24.9
Live rental                       22,347     6.9
Use                              159,884    49.1
Use of network                    47,095    14.5
License                           12,068     3.7
Additional services                3,337     1.0
Present value adjustment            (295)   (0.1)
                                 -------   -----
GROSS OPERATING INCOME           325,342   100.0
                                 -------   -----
TAXES ON GROSS INCOME            (69,559)  (21.4)
OTHER DEDUCTIONS                      (5)      -
                                 -------   -----
NET OPERATING INCOME             255,778    78.6
                                 =======   =====


4.1  Net Operating Income per Subsidiary Company
     ---------------------------------------------


     COMPANY                    June 30, 1998
     -------                    -------------

     TELEPAR CELULAR S.A.          122,245
     TELESC CELULAR S.A.           126,586
     CTMR CELULAR S.A.               7,998
                                   -------
     Total                         256,829
                                   =======


5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)

                                                                      June 30, 1998
                                                                      -------------
Lease of equipment                                                         2,022
Taxes (except for corporate income tax and social contribution)           (1,049)
Technical and administrative services                                         42
Provision for contingencies (*)                                             (216)
Fines                                                                      2,416
Recovered expenses                                                           971
Other expenses                                                              (333)
                                                                          ------
Total                                                                      3,853
                                                                          ======


(*)   In the period there were neither significant changes in the balances shown in this quarterly information nor legal or economic facts that might justify change in estimate of provisions or other legal situation.

6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)


                                                 June 30, 1998
                                                 -------------

FINANCIAL INCOME
Nominal financial income                              9,150
Monetary/exchange variation or assets                 3,064
                                                     ------
Total                                                12,214
                                                     ------

FINANCIAL EXPENSES
Nominal financial expenses                           (6,585)
Monetary/exchange variation or liabilities             (450)
                                                     ------
Total                                                (7,035)

Total                                                 5,179
                                                     ======

7.  CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)


                                             June 30, 1998
                                             -------------

Interest on work in progress                     2,407
Non-operating financial expenses                (2,047)
Loss on write-off of permanent assets               (3)
Other non-operating income                          19
                                                ------
Total                                               16
                                                ======

8.  CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carryforward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:


                                        June 30, 1998
                                        -------------

Social contribution on net income           10,053
Income tax                                  30,546
                                            ------
Total tax expense                           40,599
                                            ======

9.  RELATED-PARTY TRANSACTIONS

Related-party transactions at the balance sheet date consist of:


                                                                 June 30, 1998
                                                                 -------------
CURRENT ASSETS
Loans and financing                                                  80,151
                                                                     ------
Total                                                                80,151
                                                                     ======

LONG-TERM ASSETS
Loans and financing                                                   8,497
                                                                     ------
Total                                                                 8,497
                                                                     ======

INCOME
Financial income and monetary/exchange variation or assets            4,922
                                                                     ------
Total                                                                 4,922
                                                                     ======


10.    CAPITAL STOCK

The subscribed and paid-in capital as of June 30, 1998 was represented by the following shares without par value as follow:

                                       Capital stock  Common shares  Preferred shares
                                       -------------  -------------  ----------------

Tele Celular Sul Participacoes S.A.          175,872    124,369,030       210,029,997
Telepar Celular S.A.                         214,880      1,460,956         1,852,808
Telesc Celular S.A.                          240,626        950,990         1,473,155
CTMR Celular S.A.                             21,252         94,192           112,556

Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding company was R$0.000001561.

11.    MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

Market values are computed at a specific time based on relevant market data and information on financial instruments. Changes in assumptions can significantly affect the estimates.

Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

12.    STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Holding Company)


Amount received - split-off of Telebras    450,387
Income for the period                       71,755
                                           -------

BALANCE AT JUNE 30, 1998                   522,142
                                           =======


13.    RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

       At June 30, 1998, the reconciliation of Parent company and Consolidated net income was as follows:


Net income of Parent company    71,755
Interest on work in progress    (2,476)
Tax incentives and other           (11)
                                ------
CONSOLIDATED NET INCOME         69,268
                                ======


Reconciliation items are increases in equity in the subsidiary companies, which were recorded directly in the shareholders equity of those companies; therefore, they are considered as gains or losses in the Parent company, upon valuation of its investments by the equity method.

14.    CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because the Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors have informed that they will make all adjustments in time. Regarding the administrative systems, an evaluation is still to be made but; however, any possible effects on the financial statements should not be material.

INVESTMENT IN SUBSIDIARY COMPANIES

                   Capital  Shareholders'  Book value per  Net income at  Ownership
                    stock      Equity       share in R$    June 30, 1998      %
                   -------  -------------  --------------  -------------  ----------

Telepar Celular    214,880        262,034           0.079         44,269    67.3072
Telesc Celular     240,626        281,053           0.116         39,754    82.9123
CTMR Celular        21,252         23,177           0.112          1,894    78.5552

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE QUARTER
---------------------------------------------------


1. SCOPE

   This performance report contains the consolidated figures of Tele Celular Sul Participacoes S.A., Telepar Celular S.A., Telesc Celular S.A., and CTMR Celular S.A..

2. OPERATING INCOME

   The operating income for the period was the following:

   2.1    Physical Data
          -------------


                                2nd quarter of 1998 (thousands)
                     -----------------------------------------------------------
                        Minutes                                  Minutes charged
   Companies            charged Local     Minutes charged state   International
--------------------    -------------     ---------------------  ---------------

Telepar Celular S.A.        90,702                 25,352              894
Telesc Celular S.A.        100,935                 23,075              468
CTMR Celular S.A.           11,771                  3,338               41
                           -------                 ------            -----
Total                      203,408                 51,765            1,403
                           =======                 ======            =====

Since the holding company Tele Celular Sul Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the same quarter of the previous year are not presented.

Installed Plant
---------------

In the period, the consolidated companies had the following installed plant:

Telephone accesses - Accumulated until June 30, 1998


     Companies           In service
------------------       ----------
Telepar Celular S.A.       257,584
Telesc Celular S.A.        245,171
CTMR Celular S.A.           19,408
                           -------
Total                      522,163
                           =======


Locations Served

     Companies            States     Municipalities
-------------------       ------     --------------

Telepar Celular S.A.         1              62
Telesc Celular S.A.          1              92
CTMR Celular S.A.            1               4
                             -             ---
Total                        3             158
                             =             ===

2.2    Economic Data
       -------------

                          Net     Operating   Net
       Companies        revenue    income    profit
----------------------  -------   ---------  ------

Telepar Celular S.A.    126,586     62,507   44,269
Telesc Celular S.A.     122,245     59,289   39,754
CTMR Celular S.A.         7,998      2,596    1,894
                        -------    -------   ------
Total                   256,829    124,392   85,917
                        =======    =======   ======

The amounts represent the sum of nominal values, excluding the elimination of intercompany transactions.


3.    HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies into holding companies in accordance with Law 9472/97 and Decree n 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was as follow:

    Companies               Authorized  Effective
--------------------        ----------  ---------
Telepar Celular S.A.           307        220
Telesc Celular S.A.            120        113
CTMR Celular S.A.               30         17
                               ---        ---
Total                          457        350
                               ===        ===

4.    STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                                         Telesc                    Telepar                 CTMR
                                         Celular     %             Celular     %           Celular     %
                                         ------     ---            ------     ---          ------     ---
INCOME                                   167,815   139.2           166,439   132.4         11,140   164.6
Materials, outsourced services
                                         (47,258)  (39.2)          (40,734)  (32.4)        (4,374)  (64.6)
     and other supplies                  -------   -----           -------   -----         ------   -----

ADDED VALUE                              120,557   100.0           125,705   100.0          6,766   100.0
Salaries and charges                      (2,006)   (1.7)           (4,166)   (3.3)          (251)   (3.7)
Government (taxes)                       (61,410)  (50.9)          (52,673)  (41.9)        (3,442)  (50.9)
Third parties                             (6,634)   (5.5)          (13,021)  (10.4)          (227)   (3.4)
                                         -------   -----           -------   -----         ------   -----
Retained surplus                          50,507    41.9            55,845    44.4          2,846    42.0
                                         =======   =====           =======   =====         ======   =====

5.    VALUATION INDICATORS AS OF JUNE 30, 1998


                                  Return on  Profit    Current
    Companies           Debt       Equity    margin     ratio
-------------------     ----     ---------  --------   -------

Telepar Celular S.A.    58.0        16.9      35.0       0.78
Telesc Celular S.A.     16.3        14.1      32.5       6.10
CTMR Celular S.A.       33.6         8.2      23.7       1.73
CONSOLIDATED            22.4        13.3      27.1       3.82


----------------------------------------------------------------

TELE CELULAR SUL PARTICIPACOES S.A.
-----------------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
---------------------------------------------------------------------------

                                                       3 months ended                 6 months ended
                                                        June 30, 1998                  June 30, 1998
                                                        -------------                  -------------
NET OPERATING REVENUE FROM TELECOMMUNICATION SERVICES
                                                              125,045                        255,778

COST OF SERVICES                                              (44,486)                       (89,358)
                                                          -----------                    -----------

GROSS REVENUE                                                  80,559                        166,420

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                               (1,520)                        (9,774)
General and administrative expenses                            (9,950)                       (33,858)
Financial expenses                                             (3,779)                        (7,035)
Financial income                                                9,310                         12,214
Other operating income (expenses)                               1,839                          3,853
                                                          -----------                    -----------

OPERATING INCOME                                               76,459                        131,820

NON-OPERATING (EXPENSE) INCOME                                     (2)                            16
                                                          -----------                    -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING                            76,457                        131,836

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX                     (22,103)                       (40,599)

PROFIT SHARING - EMPLOYEES                                       (177)                          (334)

MINORITY INTERESTS                                            (13,028)                       (21,635)
                                                          -----------                    -----------

NET INCOME FOR THE PERIOD                                      41,149                         69,268
                                                          ===========                    ===========

NUMBER OF SHARES (THOUSAND)                               334,399,027                    334,399,027
                                                          ===========                    ===========

NET INCOME PER THOUSAND SHARES                                0.00012                        0.00021
                                                          ===========                    ===========

---------------------------------------------------------------------------

                   TELE NORDESTE CELULAR PARTICIPACOES S.A.
                   ----------------------------------------


                   Interim Financial Information for the
                   Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
Tele Nordeste Celular Participacoes S.A.
Brasilia - DF

1.  We have performed a special review of the accompanying quarterly information
    (ITR) of Tele Norte Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.


Rio de Janeiro, July 24, 1998


DELOITTE TOUCHE TOHMATSU                          ANTONIO C. CARMONA CORREA
Auditores Independentes                           Accountant
CRC-SP 11.609 S/RJ                                CRC-SP 96.269 S/RJ

TELE NORDESTE CELULAR PARTICIPACOES S.A.
----------------------------------------


BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------


                                                     June 30,     March 31,
                                                      1998          1998
                                                      ----          ----
ASSETS

Current assets:
  Accounts receivable from related parties           12,007        14,470
  Other receivables                                   8,778         3,783
                                                    -------       -------
Total current assets                                 20,785        18,253
                                                    -------       -------

Long-term assets:
  Receivables from subsidiaries                       2,599         4,412
                                                    -------       -------
Total long-term assets                                2,599         4,412
                                                    -------       -------

Permanent assets:
  Investments in subsidiaries                       304,847       282,754
                                                    -------       -------
Total permanent assets                              304,847       282,754
                                                    -------       -------

TOTAL ASSETS                                        328,231       305,419
                                                    =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Taxes and contributions                                83           155
                                                    -------       -------
Total current liabilities                                83           155
                                                    -------       -------

Long-term liabilities:
  Other                                                  46            46
                                                    -------       -------
Total long-term liabilities                              46            46
                                                    -------       -------

  Shareholders' equity:
  Share capital                                     108,943       108,943
  Legal reserve                                       6,127         6,127
  Realizable profit reserve                         104,315       104,315
  Retained earnings                                 108,717        85,833
                                                    -------       -------
Total shareholders' equity                          328,102       305,218
                                                    =======       =======

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          328,231       305,419
                                                    =======       =======

See notes to quarterly information.

--------------------------------------------------------------------------------

TELE NORDESTE CELULAR PARTICIPACOES S.A.
----------------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------


                                                   3 months       6 months
                                                    ended          ended
                                               June 30, 1998   June 30, 1998
                                               -------------   -------------

OPERATING INCOME (EXPENSES):

Income from investments in subsidiaries              22,093         48,010
Financial income                                      1,093          1,562
                                                -----------    -----------

OPERATING INCOME                                     23,186         49,572

NON OPERATING EXPENSES                                   (1)            (2)
                                                -----------

INCOME BEFORE TAXES AND PROFIT SHARING               23,185         49,570

PROVISION FOR INCOME TAX AND SOCIAL
      CONTRIBUTION                                     (302)          (457)

PROFIT SHARING - EMPLOYEES
                                               ------------   ------------

NET INCOME FOR THE PERIOD                            22,883         49,113
                                                ===========    ===========

NUMBER OF SHARES (THOUSAND)                     334,399,028    334,399,028
                                                ===========    ===========

NET INCOME PER THOUSAND SHARES                    0.00007        0.00015
                                                  =======        =======

See notes to quarterly information.


--------------------------------------------------------------------------------

TELE NORDESTE CELULAR PARTICIPACOES S.A.
----------------------------------------


NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
--------------------------------------------------------------------------------

1.  COMPANY'S OPERATIONS

The Company was incorporated in accordance with Article 189 of Law No. 9472/97
    (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

The Company will operate as a holding of the area 10 (ten) in the mobile public telephone business, covering the States of Pernambuco, Ceara, Paraiba, Rio Grande do Norte, Alagoas e Piaui, served by the following companies: Telpe Celular S.A., Teleceara Celular S.A, Telern Celular S.A, Telasa Celular S.A e Telepisa Celular S.A.

As a result of the split-off of TELEBRAS, common and preferred Shareholders' of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only pre-qualified bidders can participate in the bid.

2.  PRESENTATION OF FINANCIAL STATEMENTS

    2.1. Financial Statement
         -------------------

    These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

    2.2. Consolidated Financial Statements
         ---------------------------------

    The income statement is presented on the Parent company and Consolidated basis. The balance sheet is presented on an individual basis (Parent company).

    2.3  Special Review by Independent Auditors
         --------------------------------------

    The balance sheets and the related statements of income of the subsidiary companies were reviewed on a quarterly basis by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

    3.1. The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to Tele Nordeste Celular Participacoes S.A. in the amount of R$844, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

    3.2. Accounts receivable and payable at the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

    3.3. Allowance for Doubtful Accounts: Accounts receivable overdue for
         -------------------------------
         more than 180 days were written-off . All other accounts receivable of unlikely realization were analyzed considering their maturity date and an allowance was recorded.


         Accounts Receivable overdue for more than:         % of Loss
         -----------------------------------------          ---------

                      150 days                                 100%
                      120 days                                  80%
                      90 days                                   60%
                      60 days                                   40%


    3.4. Employees' Profit Sharing: in conformity with Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the subsidiaries' profits is accrued monthly. The accrued amount, at the rate of 1/12% per month of employee's monthly remuneration, is subject to the approval from CCE and the Shareholders at the general meeting when surplus appropriation is approved.


    3.5. Interest on Work in Progress: The operating companies compute monthly
         ----------------------------
         interest on works in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

    3.6. Pension Plans: The companies sponsor defined benefit pension plans
         -------------
         that are managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

    3.7. Interest on Shareholders' Equity: in accordance with the Company's bylaw, management can propose at the general meeting the payment of interest on Shareholders' equity to the Shareholders', up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on Shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

4.  CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES

    INCOME                                 June 30, 1998         %
    ------                                 -------------        ---

Subscription                                    74,184           25
National
    Local                                       90,066           31
    Long distance                               28,109           10
International                                    8,805            3
Shift                                            8,494            3
Additional per call                             16,240            6
Use of Network                                  59,771           20
Additional Services                              6,715            2
Adjustment to actual value                      (2,301)
                                               -------
Gross Operating Income                         290,083          100
TAXES ON GROSS INCOME                          (60,072)         (21)
                                               -------

NET OPERATING INCOME                           230,011
                                               =======



4.1  Net Operating Income per Subsidiary Company


   Company                                           June 30, 1998
-------------                                        -------------

Telpe Celular                                           90,362
Teleceara Celular                                       59,946
Telpa Celular                                           22,817
Telern Celular                                          23,821
Telasa Celular                                          25,074
Telepisa Celular                                         7,991
                                                       -------
TOTAL                                                  230,011
                                                       =======

5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)


                                                        June 30, 1998
                                                        -------------

Taxes (except for income tax and social                       (49)
 contribution)
Technical and administrative services                          77
Fines                                                       2,274
Recovered expenses                                         20,566
Other income (expenses)                                       112
Contingency accrual                                           (22)
                                                           ------
TOTAL                                                      22,958
                                                           ======

6.  NET FINANCIAL INCOME (EXPENSES)

                                                         June 30,
                                                           1998
                                                           ----

FINANCIAL INCOME
Nominal financial income                                   4,109

FINANCIAL EXPENSES
Nominal financial expenses                                (8,271)
Monetary/exchange variation liabilities                  (10,111)

TOTAL                                                    (14,273)



7.  CONSOLIDATED NET NON-OPERATING  INCOME

                                                        June 30, 1998
                                                        -------------


Interest on work in progress                                1,105
Non operating financial expenses                           (1,105)
TOTAL
                                                           ------
                                                             -
                                                           ======


8.  INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carry forward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                          June 30,
                                                           1998
                                                         --------


Social contribution on income                              7,049
Income tax                                                20,566
                                                          ------
Total tax expense (income)                                27,615
                                                          ======

9.  RELATED PARTY TRANSACTIONS

Related party transactions at the balance sheet date consist of:


                                                       June 30,
                                                         1998
                                                         ----

CURRENT ASSETS
    Loans and financial applications                      12,007

LONG-TERM ASSETS
    Loans and financial applications                       2,599

INCOME
    Financial income and monetary/exchange variation       1,562


10. CAPITAL AND CAPITALIZABLE  FUNDS

The subscribed and paid-in capital as of June 30 is composed of shares with no par value, as follows:


                                                            Preferred
        Company                Capital     Common Shares     Shares
        -------                -------     -------------     ------
                                 R$
                                 --

Tele Nordeste Celular         108,943      124,369,030    210,029,997
Telpe Celular                 108,688        3,216,050      4,251,157
Teleceara Celular              87,050          706,043      1,346,619
Telpa Celular                  42,269          420,358        937,816
Telern Celular                 42,824          341,205        745,668
Telasa Celular                 30,255        2,482,210      3,645,994
Telepisa Celular               22,775          731,090      1,503,177

Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0,0000009813444.

10.1  SHAREHOLDERS' EQUITY IN SUBSIDIARIES

                                                                    Stockholding
                                                                      in total
                                 Net       Equity          Net        capital
  Company           Capital    Equity       Value        Income          %
----------          -------    ------       -----        ------       -------

Telpe Celular        108,688    129,477  0,017339391     20,789          77.2
Teleceara Celular     87,050    106,533  0,051900038     19,200          79.3
Telpa Celular         42,269     52,341  0,038537734     10,059          71.5
Telern Celular        42,824     49,191  0,045259004      6,137          75.4
Telasa Celular        30,255     32,628  0,005324216      2,315          77.6
Telepisa Celular      22,775     26,165  0,011710886      3,252          78.5

11.   MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL NSTRUMENTS)

Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

      Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

12.   STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (HOLDING)


                                                           R$
                                                          ----

BALANCE AT FEBRUARY 28, 1998 (SPLIT-OFF)                278.989
Income for the period                                    49.113
                                                        -------
BALANCE AT JUNE 30, 1998                                328.102
                                                        =======


13.   RECONCILIATION OF PARENT COMPANY AND CONSOLIDATED NET INCOME

      At June 30, 1998 the reconciliation of parent company and consolidated net income was as follows:

                                                            Value
                                                            -----


Net income of Parent company                                49,113
Interest on work in progress                                  (436)
Fiscal incentives and others                                  (125)
                                                            ------
CONSOLIDATED NET INCOME                                     48,552
                                                            ======


Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the Shareholders' equity of those companies; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

14.   CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, an evaluation should still be made, but in any case, the effects on the financial statements should not be material.

15.   LOANS AND FINANCING

Certain loans and financing of Telebras System, transferred upon split-off to TELE NORDESTE CELULAR PARTICIPACOES S.A, are subject to acceleration due to the split-off and privatization process.

Management has been negotiating a waiver with some creditors and, until June 30, 1998, no creditor has requested acceleration of any contract.


--------------------------------------------------------------------------------

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE QUARTER
---------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE
------------------------------

1.  SCOPE

    This performance report contains the consolidated figures of Telpa Celular S.A, Telpe Celular S.A., Telern Celular S.A., Telasa Celular S.A, Teleceara Celular S.A, Telepisa Celular S.A.. It does not include the figures of the parent company TELE NORDESTE CELULAR PARTICIPACOES S.A, which was incorporated at 5/22/98.


2.  OPERATING INCOME

    The operating income for the period was the following:

    2.1    Physical Data
           -------------


                                                     2/nd/qtr 1998
    Company                                           MN. IU TARIFF
-------------                                         -------------

Telpe Celular                                            21.804
Telepisa Celular                                          4.057
Telpa Celular                                             7.385
Teleceara Celular                                         6.944
Telern Celular                                            9.276
Telasa Celular                                           10.874
                                                         ------
TOTAL                                                    60.340
                                                         ======


Since holding Tele Nordeste Celular Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the same period of the last previous are not being presented.

Installed Plant
---------------

In the period, the consolidated companies had the following installed plant:

Telephone accesses (in thousands) - Accumulated until June 30, 1998


      Companies                Installed     In operation
     ------------              ---------     ------------

Telpe Celular                   197,000        157,958
Telepisa Celular                 26,666         22,727
Telpa Celular                    62,130         53,310
Teleceara Celular               180,880        124,557
Telern Celular                   65,500         55,674
Telasa Celular                   57,400         52,783
                                -------        -------
TOTAL                           589,576        467,009
                                =======        =======

Locations Served


   Company                        States            N of municipalities
   -----------                ----------            -------------------

Telpe Celular                 Pernambuco                      75
Telepisa Celular              Piaui                           34
Telpa Celular                 Paraiba                         18
Teleceara Celular             Ceara                           87
Telern Celular                Rio Grande do                   72
                              Norte
Telasa Celular                Alagoas                         52
                                                             ---
TOTAL                                                        338
                                                             ===


2.2  Economic Data
     ---------------

                                             Operating
   Company                     Net Income     Income       Net Profit
   -----------                 ----------     ------       ----------

Telpe Celular                    90,362        30,717        20,789
Telepisa Celular                  7,991         4,000         3,252
Telpa Celular                    22,817        14,934        10,059
Teleceara Celular                59,946        28,672        19,200
Telern Celular                   23,821         6,885         6,137
Telasa Celular                   25,074         3,918         2,315
                                -------        ------        ------
TOTAL                           230,011        89,126        61,752
                                =======        ======        ======

The figures are the result of the summation of book values and do not consider the elimination of related-party transactions.

3.  HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree No. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was the following:


   Company                       Authorized     Effective
------------                     ----------     ---------

Telpe Celular                        297           111
Telepisa Celular                      33            19
Telpa Celular                         63            57
Teleceara Celular                    164            58
Telern Celular                        74            23
Telasa Celular                        60            27
                                     ---           ---
TOTAL                                691           295
                                     ===           ===

4.  STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.


                    TELPE         %     TELPA        %      TELASA        %
                    -----        ----   -----       ----    ------       ----

INCOME             124,924       152    34,013       139    33,713       191
Material,
 outsourced        -------       (52)   (9,583)      (39)  (16,074)      (91)
                   (42,862)            -------
   services and    -------
    other
    supplies
ADDED VALUE         82,062       100    24,430       100    17,639       100
Salaries and        (2,095)       (3)     (917)       (4)     (540)       (3)
 charges
Government         (34,818)      (42)  (10,684)      (44)   (8,949)      (51)
 (taxes)
Third-parties      (16,652)      (20)     (753)       (3)   (2,900)      (16)
                                       -------             -------
Retained surplus   (28,497)      (35)  (12,076)      (49)   (5,250)      (30)
                                                           =======

                   TELECEARA      %     TELERN         %    TELEPISA      %


INCOME              78,253       145    35,912        175    13,045     150
Material,
 outsourced        (24,193)      (45)  (15,375)       (75)   (4,348)    (50)
   services and                                              ------
    other
    supplies
ADDED VALUE         54,060       100    20,537        100     8,697     100
Salaries and        (1,045)       (2)     (462)        (2)     (325)     (4)
 charges
Government         (26,104)      (48)   (8,381)       (41)   (3,070)    (35)
 (taxes)
Third-parties       (1,565)       (3)   (2,472)       (12)     (913)    (10)
                   -------              ------               ------
Retained surplus   (25,346)      (47)   (9,222)       (45)   (4,389)    (50)
                   =======              ======               ======


5.  EVALUATION INDICATORS AT JUNE 30, 1998


                                      Return on     Margin of       Current
                      Indebtedness   Net Equity      Profit      Marketability
                      -------------  ----------      ------      -------------
      Company               %             %             %              %
--------------------  -------------  -----------  -------------  --------------

Telpe Celular             83.95        16.06          23.01         2.42
Telepisa Celular          25.15        12.43          40.70         2.27
Telpa Celular             23.11        19.22          44.09         2.46
Teleceara Celular         39.14        18.02          32.03         1.68
Telern Celular            65.01        12.48          25.76         1.36
Telasa Celular            79.99         7.10           9.23         0.37


Note 02: The following formula should be used in the calculation of the indicators:

Indebtedness = (Total Long term Liability / Net Asset)
Net Assets Profitability = (Net Profit / Average Net Equity) profitability = (Net Profit / Net Income)
Current Marketability = (Current Assets / Current Liability)


--------------------------------------------------------------------------------

TELE NORDESTE PARTICIPACOES S.A.
--------------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------



                                               3 months      6 months
                                             ended June    ended June
                                               30, 1998      30, 1998
                                               --------      --------

NET OPERATING REVENUE FROM
 TELECOMMUNICATION                               107,208       230,011
     SERVICES

COST OF SERVICES                                 (45,748)      (93,828)
                                             -----------   -----------

GROSS REVENUE                                     61,460       136,183

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                 (11,133)      (14,592)
General and administrative expenses              (29,541)      (39,589)
Financial expenses                                (7,938)      (18,382)
Financial income                                   3,028         4,109
Other operating income (expenses)                 23,031        22,958
                                             -----------   -----------

OPERATING INCOME                                  38,907        90,687

NON OPERATING INCOME                                   1
                                             -----------   -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING               38,908        90,687

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX         (9,642)      (27,615)

PROFIT SHARING - EMPLOYEES                          (113)         (217)

MINORITY INTERESTS                                (6,528)      (14,303)
                                             -----------   -----------

NET INCOME FOR THE PERIOD                         22,625        48,552
                                             ===========   ===========

NUMBER OF SHARES (THOUSAND)                  334,399,028   334,399,028
                                             ===========   ===========

NET INCOME PER THOUSAND SHARES                 0.00007       0.00015
                                               =======       =======

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                     -------------------------------------

                     Interim Financial Information for the
                     Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
Tele Leste Celular Participacoes S.A.
Brasilia - DF

1. We have performed a special review of the accompanying quarterly information (ITR) of Tele Leste Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998

DELOITTE TOUCHE TOHMATSU                    ANTONIO C. CARMONA CORREA
Auditores Independentes                     Accountant
CRC-SP 11.609 S/RJ                          CRC-SP 96.269 S/RJ

TELE LESTE CELULAR PARTICIPACOES S.A.
-------------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
----------------------------

                                             June 30,     March 31,
                                               1998         1998
                                            -----------  -----------
ASSETS
------

Current assets:
  Loans and deposits                             10,095
  Recoverable taxes                                 331
  Other receivables                              50,817       58,151
                                                -------      -------
Total current assets                             61,243       58,151
                                                -------      -------

Permanent assets:
Investments in subsidiaries                     185,768      175,801
                                                -------      -------
Total permanent assets                          185,768      175,801
                                                -------      -------

TOTAL ASSETS                                    247,011      233,952
                                                =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Taxes and contributions                           392          378
                                                -------      -------
Total current liabilities                           392          378
                                                -------      -------

Long-term liabilities:                               37
  Provisions for contingencies                       37
                                                -------
Total long-term liabilities                          37
                                                -------

Shareholders' equity:
  Share capital                                  87,161       87,161
  Legal reserve                                   3,966        3,966
  Realizable profit reserve                      67,522       67,522
  Retained earnings                              87,933       74,888
                                                -------      -------
Total shareholders' equity                      246,582      233,537
                                                -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      247,011      233,952
                                                =======      =======

                      See notes to quarterly information.

--------------------------------------------------------------------------------
                                                                               2

TELE LESTE CELULAR PARTICIPACOES S.A.
-------------------------------------


STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
----------------------------


                                             3 months       6 months
                                               ended          ended
                                           June 30, 1998  June 30, 1998
                                           -------------  -------------

OPERATING INCOME:
Income from investments in subsidiaries          10,185         19,741
Financial income                                  2,863          4,014
                                            -----------    -----------

OPERATING INCOME                                 13,048         23,755

NON-OPERATING INCOME                                 11             11
                                            -----------    -----------

INCOME BEFORE TAXES AND PROFIT SHARING           13,059         23,766

PROVISION FOR INCOME TAX AND SOCIAL
      CONTRIBUTION                                  (14)          (392)
                                            -----------    -----------

NET INCOME FOR THE PERIOD                        13,045         23,374
                                            ===========    ===========

NUMBER OF SHARES (THOUSAND)                 334,399,028    334,399,028
                                            ===========    ===========

NET INCOME PER THOUSAND SHARES                  0.00004        0.00007
                                            ===========    ===========


                      See notes to quarterly information.


--------------------------------------------------------------------------------

TELE LESTE CELULAR  PARTICIPACOES S.A.
--------------------------------------

NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
----------------------------------------------

1.  COMPANY'S OPERATIONS

The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with the date of February 28, 1998.

The Company will operate as a holding company in area 9 of the cellular telephone business, covering the regions served by the following companies:
Telebahia Celular and Telergipe Celular.

As a result of the split-off of TELEBRAS, common and preferred shareholders of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

The Ministry of Communications announced that the Federal government will sell the new companies at a public auction scheduled for July 29, 1998. Only pre-qualified bidders can participate in the auction.


2.  PRESENTATION OF FINANCIAL STATEMENTS

2.1    Financial Statements
       --------------------

These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

2.2    Consolidated Financial Statements
       ---------------------------------

The income statement is presented on the Parent company and Consolidated basis. The balance sheet is presented on an individual basis (Parent company).

2.3    Special Review by Independent Auditors
       --------------------------------------

The balance sheets and the related statements of income were reviewed by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted in prior periods. The main points of this quarterly information are summarized as follows:

3.1 The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to Tele Leste Celular Participacoes S.A. in the amount of R$914, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

3.2 Accounts receivable and payable in the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

3.3  Allowance for Doubtful Accounts: Accounts receivable that have been overdue
     -------------------------------
     for more than 180 days in the subsidiaries were written-off as losses in the period. Other receivables of unlikely realization were analyzed considering their maturity date and an allowance was recorded.

3.4  Employees' Profit Sharing: in conformity with Article 5 of Provisional
     -------------------------
     Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the subsidiaries' profits is accrued monthly. The accrued amount, at the rate of 8.33% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders at the general meeting when surplus appropriation is approved.

3.5  Interest on Work in Progress: The operating companies compute monthly
     ----------------------------
     interest on work in progress at the rate of 12% p.a. on total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

3.6  Pension Plans: The companies sponsor defined benefit pension plans that are
     -------------
     managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

3.7  Interest on Shareholders' Equity: in accordance with Company's bylaw,
     --------------------------------
     management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders, up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, on the basis of management's proposal.

4.  CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS' SERVICES

INCOME                                                  June 30, 1998
                                                        -------------
Subscription                                              43,042
Line rental                                                  403
Use
    National                                              53,259
    International                                             83
    Shift                                                  4,961
    Additional for call                                    7,727
Use of Network                                            34,994
Additional Services
    Qualification                                          6,402
    Others                                                   730
                                                         -------
GROSS OPERATING INCOME                                   151,601
Taxes on Gross Income                                    (32,228)
                                                         -------

                                                         119,373
                                                         =======
4.1.  Net Operating Income per Subsidiary Company
      ---------------------------------------------
      Company                                        June 30, 1998
                                                     -------------

Telebahia Celular                                        100,087
Telergipe Celular                                         19,286
                                                         -------
TOTAL                                                    119,373
                                                         =======
5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)

                                                     June 30, 1998
                                                     ------------

Taxes (except for income tax and social                      (75)
 contribution)
Technical and administrative services                         25
Fines                                                     1,1017
Recovered expenses                                         2,496
Other income (expenses)                                     (392)
                                                          ------
TOTAL                                                      3,071
                                                          ======
6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                     June 30, 1998
                                                     -------------
FINANCIAL INCOME
Nominal financial income                                   4,848

FINANCIAL EXPENSES
Nominal financial expenses                               (12,611)
TOTAL                                                     (7,836)
                                                         =======

7.  CONSOLIDATED NET NON-OPERATING  INCOME (EXPENSES)

                                                      June 30, 1998
                                                      -------------
Interest on work in progress                                 844
Non-operating financial expenses                            (844)
Loss on write-off of permanent assets                        (84)
                                                            ----
TOTAL                                                        (84)
                                                            ====

8.    INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME - CONSOLIDATED

      The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carry forward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                     June 30, 1998
                                                     -------------

Social contribution on income                              2,683
Income tax                                                 8,330
                                                          ------
TOTAL                                                     11,013
                                                          ======

9.    CAPITAL STOCK

      The subscribed and paid-in capital as of June 30, 1998 is composed by shares without par value, as follows:

                             Capital        Common      Preferred
Company                       Stock         Shares        Shares
-------                      -------        ------      ---------
Telebahia Celular               157,719     3,496,618     5,921,089
Telergipe Celular                34,549       300,525       707,314

Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0.000001.

10.    MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

Market values are computed at a specific time based on relevant market data and information on financial instruments. Changes in assumptions can significantly affect the estimates.

Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

11.    STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY)

Incorporation by split -off of - Telebras (2/28/98)     223.208
Income for the period                                    23.374
                                                        -------
BALANCE AT JUNE 30, 1998                                246.582
                                                        =======

12.    RECONCILIATION OF PARENT COMPANY AND CONSOLIDATED NET INCOME

At June 30, 1998 the reconciliation of parent company and consolidated net income was as follows:

Net income of Parent company                              23,374
Interest on work in progress                                (631)
Tax incentives and others                                   (694)
                                                          ------
CONSOLIDATED NET INCOME                                   22,049
                                                          ======

Reconciliation items are increases in equity in the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses in the Parent company, upon valuation of its investments by the equity method.

13.    CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because the Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors have informed that they will make all adjustments in time. Regarding the administrative systems, an evaluation is still to be made; however any possible effects on the financial statements should not be material.

14.    STOCKHOLDING IN SUBSIDIARIES

                                       Telebahia         Telergipe
                                        Celular           Celular
                                       ----------        ----------

Capital stock                             157,719            34,549
Net Equity                                176,889            38,153
Book value of each share              0.000018783       0.000037856
Net profit as of June 30, 1998             17,834             3,421
Ownership %                               89.1423           73.6174


-------------------------------------------------------------------------------

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE QUARTER
---------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE
------------------------------

1.  SCOPE

This performance report contains the consolidated figures of: Tele Leste Celular Participacoes, Telebahia Celular e Telergipe Celular.

2.  OPERATING INCOME

The operating income for the period was the following:

2.1  Physical Data
     -------------

Since the holding company TELE LESTE was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the same quarter of the previous year are not presented.

Installed Plant

In the period, the consolidated companies had the following installed plant:

Telephone accesses (in thousands) - Accumulated until June 30, 1998

Companies                               Installed           In service
---------                               ---------           ----------
Telebahia Celular                            226              189
Telergipe Celular                             48
                                             ---
TOTAL                                        274              189
                                             ===              ===

Localities Served

Companies                                 States          Municipalities
---------                                 ------          --------------
Telebahia Celular                             1               75
Telergipe Celular                             1               21
                                              -               --
TOTAL                                         2               96
                                              =               ==
2.2  Economic Data
     -------------

                                           Operating
Companies                  Net Revenue      Income      Net Profit
---------                 -------------  -------------  -----------
Telebahia Celular               100,087         26,503       17,834
Telergipe Celular                19,286          5,634        3,421
                                -------         ------       ------
TOTAL                           119,373         32,137       21,255
                                =======         ======       ======

The amounts represent the sum of nominal values and do not consider the elimination of intercompany transactions.

3.  HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies into holding companies in accordance with Law 9472/97 and Decree No. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was as follows:

Companies                                     Authorized  Effective
---------                                     ----------  ---------

Telebahia Celular                                    243        192
Telergipe Celular                                     48         36
                                                     ---        ---
TOTAL                                                291        228
                                                     ===        ===
4.    STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                          Telebahia               Telergipe
Company                    Celular        %        Celular          %
-------                 -------------  -------  --------------  ----------

INCOME                       130,924   149.64          26,707      171.37
Material, outsourced
 services                    (42,434)  (49.64)        (11,123)     (71.37)
and other supplies           -------   ------                      ------
ADDED VALUE                   87,490   100.00          15,584      100.00
Salaries and charges          (3,372)                    (599)
Government (taxes)           (38,875)                  (7,755)
Capital pay                  (13,056)                  (1,641)
                             -------                  -------
RETAINED SURPLUS             (32,187)                  (5,589)
                             =======                  =======

5.  EVALUATION INDICATORS AT MARCH 30, 1998

                                Return on                       Current
                   Debt           Equity      Profit margin      Ratio
Companies            %              %               %              %
-------------  -------------  --------------  --------------  ------------
Telebahia             96.72           10.08           17.82          0.65
Telergipe             59.31            8.97           17.74          1.91
 Celular             ------           -----           -----          ----
TOTAL                156.03           19.05           35.56          2.56
                     ======           =====           =====          ====



--------------------------------------------------------------------------------

TELE LESTE PARTICIPACOES S.A.
-----------------------------


CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998

                                             3 months       6 months
                                               ended          ended
                                           June 30, 1998  June 30, 1998
                                           -------------  -------------

NET OPERATING REVENUE FROM
 TELECOMMUNICATION                               57,605        119,373
    SERVICES

COST OF SERVICES                                (30,076)       (49,448)
                                            -----------    -----------

GROSS REVENUE                                    27,529         69,925

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                 (2,983)       (15,438)
General and administrative expenses              (5,700)       (13,595)
Financial expenses                               (7,202)       (12,611)
Financial income                                  3,449          4,848
Other operating income (expenses)                 3,250          3,071
                                            -----------    -----------

OPERATING INCOME                                 18,343         36,200

NON-OPERATING INCOME                                (34)           (84)
                                            -----------    -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING              18,309         36,116

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX        (5,551)       (11,013)

PROFIT SHARING - EMPLOYEES                          367           (215)

MINORITY INTERESTS                               (1,309)        (2,839)
                                            -----------    -----------

NET INCOME FOR THE PERIOD                        11,816         22,049
                                            ===========    ===========

NUMBER OF SHARES (THOUSAND)                 334,399,027    334,399,027
                                            ===========    ===========

NET INCOME PER THOUSAND SHARES                  0.00004        0.00007
                                            ===========    ===========



--------------------------------------------------------------------------------

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                 --------------------------------------------


                 Interim Financial Information for the
                 Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Shareholders and Management
Tele Centro Oeste Celular Participacoes S.A.
Brasilia - DF

1.  We have performed a special review of the accompanying quarterly information
    (ITR) of Tele Centro Oeste Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998

DELOITTE TOUCHE TOHMATSU                            ANTONIO C. CARMONA CORREA
Auditores Independentes                             Accountant
CRC-SP 11.609 S/RJ                                  CRC-SP 96.269 S/RJ

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
--------------------------------------------

BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                                           March 31,
                                                         June 30, 1998       1998
                                                         -------------   ------------
ASSETS

Current assets:
  Loans and Financing - Other                                   331            692
  Recoverable taxes                                             771
  Other receivables                                          15,845         15,861
                                                            -------        -------
Total current assets                                         16,947         16,553
                                                            -------        -------

Long-term assets:
  Loans and Financing - Other                                   182            368
                                                            -------        -------
Total long-term assets                                          182            368
                                                            -------        -------

Permanent assets:
  Investments in subsidiaries                               526,457        499,086
                                                            -------        -------
Total permanent assets                                      526,457        499,086
                                                            -------        -------

TOTAL ASSETS                                                543,586        516,007
                                                            =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Taxes and contributions                                       349            286
                                                            -------        -------
Total current liabilities                                       349            286
                                                            -------        -------

Long-term liabilities:
  Other                                                          82             82
                                                            -------        -------
Total long-term liabilities                                      82             82
                                                            -------        -------

Shareholders'' equity:
  Share capital                                             192,065        192,065
  Legal reserve                                              11,352         11,352
  Realizable profit reserve                                 193,285        193,285
  Retained earnings                                         146,453        118,937
                                                            -------        -------
Total shareholders'' equity                                 543,155        515,639
                                                            -------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  543,586        516,007
                                                            =======        =======

See notes to quarterly information.

--------------------------------------------------------------------------------

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
--------------------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------

                                                          3 months        6 months
                                                           ended           ended
                                                       June 30, 1998   June 30, 1998
                                                       -------------   -------------
OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries                     27,371         50,569
Financial income                                               207          1,080

OPERATING INCOME                                            27,578         51,649

NON OPERATING INCOME

INCOME BEFORE TAXES AND PROFIT SHARING                      27,578         51,648

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION               (62)          (348)

PROFIT SHARING - EMPLOYEES
                                                      ------------   ------------

NET INCOME FOR THE PERIOD                                   27,516         51,300
                                                      ============   ============

NUMBER OF SHARES (THOUSAND)                            334,399,028    334,399,028
                                                      ============   ============

NET INCOME PER THOUSAND SHARES                           0.00008        0.00015
                                                         =======        =======

See notes to quarterly information.

--------------------------------------------------------------------------------

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
--------------------------------------------

NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
--------------------------------------------------------------------------------

1.  COMPANY'S OPERATIONS

    The Company was incorporated in accordance with Article 189 of Law N 9472/97 (General Telecommunication Law) and Decree N 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

    The Company will operate as a holding of the area 7 in the cellular business, covering regions served by the following companies: Telebrasilia S.A., Telegoias S.A., Telemat S.A., Telems S.A., Teleron S.A., Teleacre S.A.

    As a result of the split-off of TELEBRAS, common and preferred shareholders' of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

    The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only prequalified bidders can participate in the bid.

2.  PRESENTATION OF FINANCIAL STATEMENTS

    2.1.  Financial Statement
          -------------------

    These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

    2.2.  Consolidated Financial Statements
          ---------------------------------

    The financial statements are presented on a consolidated basis, evidencing the condition of the Parent and subsidiary companies.

    2.3.  Special Review by Independent Auditors
          --------------------------------------

    The balance sheets and the related statements of income of the subsidiary companies were reviewed on a quarterly basis by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

    The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the split company. The main points of this quarterly information are summarized as follows:

    3.1. The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. in the amount of R$1,348, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

    3.2. Accounts receivable and payable at the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

    3.3. Allowance for Doubtful Accounts: Accounts receivable of unlikely realization were analyzed considering their maturity date and an allowance was recorded.

    3.4.  Employees' Profit Sharing: in conformity with Article 5 of Provisional
          -------------------------
          Measure N 980 of April 25, 1995 and subsequent reissues thereof, and Resolution N 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share of profits is provided monthly. The accrued amount, at the rate of 8.33% per month of the employee's monthly remuneration, is subject to the approval from CCE and the shareholders' at the general meeting when the surplus appropriation is approved.

    3.5.  Interest on Work in Progress: The operating companies compute monthly
          ----------------------------
          interest on work in progress at the rate of 12% p.a. on total capital invested in works in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the works. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

    3.6.  Pension Plans: The companies sponsor defined benefit pension plans
          -------------
          that are managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

    3.7.  Interest on Shareholders' Equity: in accordance with Company's bylaw,
          --------------------------------
          management can propose at the general meeting the payment of interest on shareholders' equity to the shareholders', up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on shareholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

    3.8.  Equity Method: The income for the period includes the equity method
          -------------
          valuation result for January and February 1998, relating to the period prior to the split-off.

4.    CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES


INCOME                                           June 30,
                                                   1998         %
                                                   ----        ---

Subscription                                      67,663      25.02
Rent                                                  33       0.01
Use                                              128,095      47.37
                                                 -------
    National                                     106,135      39.25
    International                                  1,468       0.54
    Other                                         20,492       7.58
Use of network                                    63,262      23.39
Elimination - consolidated                          (497)     (0.18)
                                                 -------

GROSS OPERATING INCOME                           270,420     100.00
                                                 -------

TAXES ON GROSS INCOME                            (56,291)    (20.82)
                                                 -------

NET OPERATING INCOME                             214,129      79.18
                                                 =======

4.1.  Net Operating Income per Subsidiary Company


                                             June 30,
                                               1998
                                               ----

Telebrasilia Celular S.A.                     85,204
Telegoias Celular S.A.                        47,851
Telemat Celular S.A.                          33,259
Telems Celular S.A.                           34,405
Teleron Celular S.A.                           9,336
Teleacre Celular S.A.                          4,571
Elimination - consolidated                      (497)
                                             -------

Total                                        214,129
                                             =======


5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)


                                                          June 30,
                                                            1998
                                                            ----

Taxes (except for corporate income tax and social
 contribution)                                              (387)
Research and development                                  (1,287)
Provision for contingencies                                  (17)
Technical and administrative services                         91
Reversal of provision                                     11,879
Fines                                                      1,882
Recovered expenses                                             1
Other income/expenses                                        146
                                                          ------
Total                                                     12,308
                                                          ======

6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                          June 30,
                                                           1998
                                                           ----
FINANCIAL INCOME

Nominal financial income                                   6,035
Monetary/exchange variation assets                             3
                                                          ------
Total                                                      6,038
                                                          ------

FINANCIAL EXPENSES
Nominal financial expenses                                (3,199)
Monetary/exchange variation liabilities                     (762)
                                                          ------
Total                                                     (3,961)

Total                                                      2,077
                                                          ======

7.  CONSOLIDATED NET NON-OPERATING INCOME (EXPENSES)

                                                            June 30,
                                                             1998
                                                             ----

Interest on work in progress                                 399
Non-operating financial expenses                            (399)
Loss on write-off of permanent assets                       (749)
Other non-operating income                                     1
                                                            ----
Total                                                       (748)
                                                            ====


8.  CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carryforward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:


                                                          June 30,
                                                           1998
                                                           ----

Social contribution on net income                          6,512
Income tax                                                20,169
                                                          ------
Total tax expense                                         26,681
                                                          ======



9.  RELATED-PARTY TRANSACTIONS

Related-party transactions at the balance sheet date consist of:


                                         June 30,
                                          1998
                                          ----
ASSETS
CURRENT ASSETS
Loans and financing                        331
                                           ---
Total                                      331
                                           ===

LONG-TERM ASSETS
Loans and financing                        182
                                           ---
Total                                      182
                                           ===

10. CAPITAL STOCK AND CAPITALIZABLE FUNDS

The subscribed and paid-in capital as of June 30, 1998 was represented by the following shares with no par value:


                                              Common      Preferred
                                 Capital      shares       shares
                                 -------      ------       ------

Tele Centro Oeste Celular        192,065  124,369,031  210,029,997
Telebrasilia Celular S.A.        245,691      922,003    1,111,455
Telegoias Celular S.A.           141,367    1,630,200    3,188,989
Telemat Celular S.A.              84,828      212,123      362,243
Telems Celular S.A.               55,183      347,441      667,676
Teleron Celular S.A.              19,965      229,927      453,813
Teleacre Celular S.A.              8,850      439,271      923,198


Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0.000001624.

CAPITALIZABLE FUNDS

Represent funds arising from the split-off of Telebras.

11. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

12. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Holding)

Balance at December 31, 1997
Split-off of Telebras on February 28, 1998              491,855
Income for the six months                                51,300
Balance at June 30, 1998                                543,155

13. RECONCILIATION OF NET INCOME (PARENT COMPANY AND CONSOLIDATED)

At June 30, 1998, the reconciliation of Parent company's net income with Consolidated net income is as follows:


Net income of Parent company                              51,300
Interest on work in progress                              (4,367)
Tax incentives and other                                      (5)
CONSOLIDATED NET INCOME                                   46,928

Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the shareholders' equity of those companies; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

14. CHANGES IN THE SYSTEMS FOR YEAR 2000 (BUG)

The Companies are already working to find a solution for the Year 2000 bug, for the purpose of assessing, planning and executing actions to adapt systems to each other. The Parent company and its subsidiaries operate own or leased systems. In any case, management believes that there exists no risk that can affect the business because Company's suppliers are large international and multinational manufacturers that also serve nearly all telecommunication companies of the world. Additionally, the majority of the telecommunication equipment vendors informed that they will make all adjustments in time. Regarding the administrative systems, a valuation should still be made but, in any case, the effects on the financial statements must not be material.

INVESTMENT IN SUBSIDIARY COMPANIES

                                                                        Net
                                                         Book value  income at
                                         Shareholders'      per       June 30,     Ownership
                                Capital     equity      share in R$     1998          %
                                -------  ------------   -----------  ---------     ---------
Telebrasilia Celular S.A.       245,691     267,865       0.131728    19,275        81.4044
Telegoias Celular S.A.          141,368     149,603       0.031043     7,817        83.7720
Telemat Celular S.A.             84,828      98,901       0.172191    13,233        91.8702
Telems Celular S.A.              55,183      64,579       0.063917     9,131        96.0111
Teleron Celular S.A.             19,965      22,821       0.033376     2,249        91.3050
Teleacre Celular S.A.             8,850       9,979       0.007324     1,044        93.9802


--------------------------------------------------------------------------------

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE PERIOD
--------------------------------------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE

1.    SCOPE

This performance report contains the consolidated figures of the following companies: Telebrasilia Celular S.A., Telegoias Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. It does not contain the figures of Parent company TELE CENTRO OESTE CELULAR PARTICIPACOES that was incorporated by the split-off of Telebras on May 22, 1998.

2.    OPERATING INCOME

The operating income for the period was the following:

2.1.  Physical Data
      -------------


                                                 1st half of 1998
                                               ---------------------
                                               Accesses -    Minutes
                                               Subscribers   charged
                                               -----------   -------


Telebrasilia Celular S.A.                        65,000       94,102
Telegoias Celular S.A.                           25,500       57,243
Telemat Celular S.A.                             10,992       81,784
Telems Celular S.A.                              13,166       37,013
Teleron Celular S.A.                                  -       15,823
Teleacre Celular S.A.                             4,000        9,864
                                                -------      -------
Total                                           118,658      295,829
                                                =======      =======

Since holding TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the same period of the previous year are not being presented.


                                Installed Plant
                                ---------------

In the period, the consolidated companies had the following installed plant:

Telephone accesses (10 to the third power) - Accumulated until June 30, 1998



                                              Installed      In service
                                              ---------      ----------

Telebrasilia Celular S.A.                      180,000       171,102
Telegoias Celular S.A.                         125,900        96,322
Telemat Celular S.A.                            98,556        68,596
Telems Celular S.A.                             71,328        61,319
Teleron Celular S.A.                            43,916        20,447
Teleacre Celular S.A.                           10,200         9,023
                                               -------       -------
Total                                          529,900       426,809
                                               =======       =======

                       Locations Served
                       ----------------


                            States                               Municipalities
                            ------                               --------------

Telebrasilia Celular S.A.   Distrito Federal, Goias, Minas Gerais      55
Telegoias Celular S.A.      Goias                                      58
Telemat Celular S.A.        Mato Grosso                                50
Telems Celular S.A.         Mato Grosso do Sul                         42
Teleron Celular S.A.        Rondonia                                   12
Teleacre Celular S.A.       Acre                                        4
                                                                      ---
Total                                                                 221
                                                                      ===


2.2.  Economic Data
      -------------


                                       Net      Operating   Net
                                     revenue     income    income
                                     -------     ------    ------

Telebrasilia Celular S.A.             85,204     28,804    19,275
Telegoias Celular S.A.                47,851     11,829     7,817
Telemat Celular S.A.                  33,259     19,787    13,233
Telems Celular S.A.                   34,405     14,768     9,131
Teleron Celular S.A.                   9,336      3,355     2,249
Teleacre Celular S.A.                  4,571      1,706     1,044
                                     -------     ------    ------
Total                                214,626     80,249    52,749
                                     =======     ======    ======


Amounts are a result of the sum of nominal values, excluding the elimination of intercompany transactions.


3.    HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree N 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was the following:


                                                   Authorized  Effective
                                                   ----------  ---------

Telebrasilia Celular S.A.                              300        172
Telegoias Celular S.A.                                 122        100
Telemat Celular S.A.                                    79         74
Telems Celular S.A.                                     68         62
Teleron Celular S.A.                                    35         32
Teleacre Celular S.A.                                   17         17
                                                       ---        ---
Total                                                  621        457
                                                       ===        ===

4.    STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                             Telebrasilia   %     Telegoias     %     Telemat      %
                             ------------ -----   ---------   -----   -------    -----
INCOME                        110,273      146     69,333      180     48,409     141
Materials, outsourced
 services and other           (34,807)     (46)   (30,814)     (80)   (14,118)    (41)
   supplies

ADDED VALUE                    75,466      100     38,519      100     34,291     100
Salaries and charges           (4,510)      (6)    (1,906)      (5)      (855)     (2)
Government (taxes)            (33,188)     (44)   (18,837)     (49)   (16,406)    (48)
Third parties                  (4,716)      (6)    (2,428)      (6)    (1,146)     (3)
Retained surplus               33,052       44     15,348       40     15,884      47

                                Telems       %       Teleron     %     Teleacre     %
                                ------      ---      -------    ---    --------    ---

INCOME                          44,626      148      12,562    164      5,638     156
Materials, outsourced
 services and other            (14,423)     (48)     (4,903)   (64)    (2,042)    (56)
   supplies

ADDED VALUE                     30,203      100       7,659    100      3,596     100
Salaries and charges            (1,258)      (4)       (506)    (7)      (245)     (7)
Government (taxes)             (16,180)     (54)     (3,908)   (51)    (1,808)    (50)
Third parties                     (999)      (3)       (256)    (3)      (194)     (5)
Retained surplus                11,766       39       2,989     39      1,349      38


5.    VALUATION INDICATORS AS OF JUNE 30, 1998

                                                  Return on
                                                shareholders'    Net       Current
                                   Debt            equity       margin      ratio
                                   ----         -----------     ------      -----
                                    %               %             %           %
                                   ---             ---           ---         ---
Telebrasilia Celular S.A.         21.78            7.19          22.62       1.34
Telegoias Celular S.A.            33.82            5.23          16.33       1.76
Telemat Celular S.A.              31.34           13.38          39.79       2.22
Telems Celular S.A.               14.96           14.14          26.54       2.00
Teleron Celular S.A.              64.60            9.85          24.09       0.64
Telacre Celular S.A.              25.75           10.46          22.84       3.16

Consolidated                      26.19            7.44          21.92       1.78


--------------------------------------------------------------------------------

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
--------------------------------------------

CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------



                                                 3 months      6 months
                                                  ended         ended
                                                 June 30,      June 30,
                                                   1998          1998
                                                 --------      -------


NET OPERATING REVENUE FROM TELECOMMUNICATION
   SERVICES                                       109,864       214,129

COST OF SERVICES                                  (46,761)      (96,878)
                                              -----------   -----------

GROSS REVENUE                                      63,103       117,251

OPERATING INCOME (EXPENSES):
Selling expenses                                  (21,271)      (28,701)
General and administrative expenses                (9,742)      (21,606)
Financial expenses                                 (2,892)       (3,961)
Financial income                                    3,867         6,038
Other operating income (expenses)                  11,016        12,308
                                              -----------   -----------

OPERATING INCOME                                   44,081        81,329

NON OPERATING INCOME                                   (2)         (748)
                                              -----------   -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING                44,079        80,581

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX         (14,983)      (26,681)

PROFIT SHARING - EMPLOYEES                           (248)         (420)

MINORITY INTERESTS                                 (3,745)       (6,552)
                                              -----------   -----------

NET INCOME FOR THE PERIOD                          25,103        46,928
                                              ===========   ===========

NUMBER OF SHARES (THOUSAND)                   334,399,028   334,399,028
                                              ===========   ===========

NET INCOME PER THOUSAND SHARES                  0.00008       0.00014
                                                =======       =======


--------------------------------------------------------------------------------

                     TELE NORTE CELULAR PARTICIPACOES S.A.
                     -------------------------------------

                     Interim Financial Information for the
                     Three Months Ended June 30, 1998

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT
-------------------------------------------

The Sharesholders and Management
Tele Norte Celular Participacoes S.A.
Brasilia - DF

1. We have performed a special review of the accompanying quarterly information (ITR) of Tele Norte Celular Participacoes S.A. as of and for the three-month period ended June 30, 1998, which comprises the balance sheet of the Parent company, statement of income, Parent company and Consolidated, notes to quarterly information and performance report, prepared in accordance with accounting principles established by the Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), which specifically apply to the preparation of the required quarterly information.

4. The quarterly information for the three-month period ended March 31, 1998 was reviewed by other independent auditors, who issued an unqualified special review report dated July 24, 1998.

Rio de Janeiro, July 24, 1998



DELOITTE TOUCHE TOHMATSU                              ANTONIO C. CARMONA CORREA
Auditores Independentes                               Accountant
CRC-SP 11.609 S/RJ                                    CRC-SP 96.269 S/RJ

TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------


BALANCE SHEET AS OF JUNE 30, 1998
(In thousands of reais - R$)
----------------------------

                                             June 30, 1998  March 31, 1998
                                             ------------   --------------
ASSETS

Current assets:
Recoverable taxes                                      131
Other receivables                                    2,002            2,128
                                                   -------          -------
Total current assets                                 2,133            2,128
                                                   -------          -------

Permanent assets:
Investments in subsidiaries                        169,332          160,306
                                                   -------          -------
Total permanent assets                             169,332          160,306
                                                   -------          -------

TOTAL ASSETS                                       171,465          162,434
                                                   =======          =======

LIABILITIES

Current liabilities:
Taxes and contributions                                137               35
                                                   -------          -------
Total current liabilities                              137               35
                                                   -------          -------

Long-term liabilities:
Other                                                   25               25
                                                   -------          -------
Total long-term liabilities                             25               25
                                                   -------          -------

Shareholders' equity:
Share capital                                       57,749           57,749
Legal reserve                                        3,481            3,481
Realizable profit reserve                           59,264           59,264
Retained earnings                                   50,809           41,880
                                                   -------          -------
Total shareholders' equity                         171,303          162,374
                                                   -------          -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         171,465          162,434
                                                   =======          =======


See notes to quarterly information.

--------------------------------------------------------------------------------

TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------

STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------


                                                   3 months
                                                     ended      6 months ended
                                                 June 30, 1998   June 30, 1998
                                                 -------------  ---------------

OPERATING INCOME (EXPENSES):
Income from investments in subsidiaries                 9,021           23,414
Financial income                                           11              139

OPERATING INCOME                                        9,032           23,553

NON OPERATING INCOME

INCOME BEFORE TAXES AND PROFIT SHARING                  9,031           23,552

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION         (103)            (138)

PROFIT SHARING - EMPLOYEES
                                                 ------------   --------------

NET INCOME FOR THE PERIOD                               8,928           23,414
                                                  ===========      ===========

NUMBER OF SHARES (THOUSAND)                       334,399,028      334,399,028
                                                  ===========      ===========

NET INCOME PER THOUSAND SHARES                        0.00003          0.00007
                                                  ===========      ===========

See notes to quarterly information.

--------------------------------------------------------------------------------

TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------


NOTES TO QUARTERLY INFORMATION
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(Amounts expressed in thousands of reais - R$)
--------------------------------------------------------------------------------

1.  COMPANY'S OPERATIONS

The Company was incorporated in accordance with Article 189 of Law No. 9472/97 (General Telecommunication Law) and Decree No. 2546 of April 14, 1998, as a result of the split-off of TELEBRAS. The sharesholders' general meeting that approved the register/justification was held on May 22, 1998 and the valuation report was prepared with a date of February 28, 1998.

The Company will operate as a holding of the area 8 (eight) in the mobile public telephone business, covering regions served by the following companies: TELEPARA CELULAR S.A, TELAMAZON CELULAR S.A, TELAIMA CELULAR S.A, TELMA CELULAR S.A e TELELAMAPA CELULAR S.A

As a result of the split-off of TELEBRAS, common and preferred sharesholders of TELEBRAS will have the right to receive, besides the said shares, a common or preferred share in every new holding company for each share in TELEBRAS.

The Ministry of Communications announced that the Federal government will sell the new companies at a public bid scheduled for July 29, 1998. Only prequalified bidders can participate in the bid.

2.  PRESENTATION OF FINANCIAL STATEMENTS

2.1 Financial Statement
    -------------------

These financial statements have been prepared in accordance with accounting principles established by the Corporate Law and rules applicable to telecommunication public service concessionaires. These statements result from the simple accumulation of nominal amounts.

2.2 Consolidated Financial Statements
    ---------------------------------

The income statement is presented on the Parent company and Consolidated basis. The balance sheet is presented on an individual basis (Parent company).

2.3 Special Review by Independent Auditors
    --------------------------------------

The balance sheets and the related statements of income of the subsidiary companies were reviewed on a quarterly basis by independent auditors.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices are the same for the Parent company and the subsidiaries and are consistent with those adopted for preparing the financial statements of the predecessor (split company). The main points of this quarterly information are summarized as follows:

3.1 The reserves set forth in Articles 193 to 197 of Law 6404/76, as well as the provision for minimum obligatory dividend, will be recorded only at the year-end. On February 28, 1998, there was a transfer to Tele Norte Celular Participacoes S.A. in the amount of R$388, which was recorded in the retained earnings account as part of the Telebras's profit for January and February 1998 and shall be included in the calculation of the adjusted net income as of December 31, 1998 for purposes of dividend calculation.

3.2 Accounts receivable and payable at the subsidiaries are stated at historical value, discounted to present value by the interest rate published by the National Association of Investment Banks and Dealers (ANBID). Amounts subject to monetary correction, exchange variation or interest have been adjusted to the balance sheet date.

3.3 Allowance for Doubtful Accounts: Accounts receivable of unlikely realization
    -------------------------------
were analyzed considering their maturity date and an allowance was recorded.

3.4 Employees' Profit Sharing: in conformity with Article 5 of Provisional
    -------------------------
Measure No. 980 of April 25, 1995 and subsequent reissues thereof, and Resolution No. 10 of May 30, 1995 of CCE (Council for Coordination and Control of State-Owned Companies), the employees' share in the subsidiaries' profits is provided monthly. The accrued amount, at the rate of 1/12% per month of the employee's monthly remuneration , is subject to the approval from CCE and the sharesholders at the general meeting when surplus appropriation is approved.

3.5 Interest on Work in Progress: The operating companies compute monthly
    ----------------------------
interest on work in progress at the rate of 12% p.a. on total capital invested in works in progress, which is included in the cost of construction, against non operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded in the capital reserve. The Parent company records such operations using the equity method and the interest amount is charged to operations in the income statement.

3.6 Pension Plans: The companies sponsor defined benefit pension plans that are
    -------------
managed by Sistel. The determination of contributions to the plans are based on actuarial studies prepared by independent actuaries, in accordance with rules in effect in Brazil. The actuarial studies are reviewed on a periodic basis so as to determine whether the contributions need to be adjusted. From the financial standpoint, Sistel has experienced no shortage of funds per the last valuation approved and accounted for in December 1997. On account of the kind of sponsorship and benefits, the split-off did not cause any change in the pension plans.

3.7 Interest on Shareholders' Equity: in accordance with Company's bylaw,
    --------------------------------
management can propose at the general meeting the payment of interest on sharesholders' equity to the sharesholders, up to the limit of the dividends calculated based on Article 202 of Law 6404/76. This interest on sharesholders' equity has not been accrued monthly because the decision to pay or credit is made at the time of the annual balance sheet closing, through management's proposal.

3.8 Equity Method: the income for the period includes the equity method
    -------------
valuation result for January and February 1998 relating to the period prior to the split-off.

4. CONSOLIDATED NET OPERATING INCOME FROM TELECOMMUNICATIONS SERVICES

INCOME                                        June 30,         %
                                                1998
                                              ---------       -------
Subscription                                     42,769        31.07

NATIONAL                                         59,810        43.45

INTERNATIONAL                                       673         0.49

OTHER                                            34,400        24.99
                                                -------       ------

GROSS OPERATING INCOME                          137,652       100.00

TAXES ON GROSS INCOME                           (31,277)      (22.72)
                                                -------       ------

NET OPERATING INCOME                            106,375        77.28
                                                =======       ======

4.1.  Net Operating Income per Subsidiary Company

                                                    June 30,
                                                      1998
                                                  ------------

TELEPARA CELULAR S.A                                    38,023
TELMA CELULAR S.A                                       21,954
TELAMAZON CELULAR S.A                                   38,069
TELAIMA CELULAR S.A                                      3,775
TELEAMAPA CELULAR S.A                                    4,554
                                                       -------
Total                                                  106,375
                                                       =======

5.  OTHER CONSOLIDATED NET OPERATING INCOME (EXPENSES)

                                                    June 30, 1998
                                                    -------------
Taxes (except for income tax and social                     (443)
 contribution)
Technical and administrative services                        173
Research and development                                    (495)
Provision for contingencies                                 (469)
Fines                                                      1,592
Other income (expenses)                                     (309)
                                                           -----
Total                                                         49
                                                           =====

6.  CONSOLIDATED NET FINANCIAL INCOME (EXPENSES)

                                                    June 30, 1998
                                                    -------------

FINANCIAL INCOME                                           2,406
                                                          ------
Nominal financial income                                   2,353
Monetary/exchange variation assets                            53
FINANCIAL EXPENSES                                        (4,400)
Nominal financial expenses                                (2,033)
Monetary/exchange variation liabilities                   (2,367)
TOTAL                                                     (1,994)

7.     CONSOLIDATED INCOME TAX AND SOCIAL CONTRIBUTION

The subsidiary companies accrue for income tax and social contribution monthly on an accrual basis, in spite of paying the taxes on a monthly estimated basis. Taxes on income are recorded in liabilities or assets, where applicable. Prepaid income tax and social contribution amounts are recorded in carry forward taxes and, for checking purposes, are compared with the accrued amounts. Tax expenses are composed of the following:

                                                       June 30
                                                         1998
                                                     ------------

Social contribution on income                             (4,651)
Income tax                                               (14,458)
Total tax expense                                        (19,109)

8.  CAPITAL AND CAPITALIZABLE  FUNDS

      The subscribed and paid-in capital as of June 30 is composed of shares with no par value, as follows:

                                           Common      Preferred
        Company             Capital        Shares        Shares
--------------------        ----------     ----------  -----------
TELEPARA CELULAR S.A            96,530       769,232     1,253,127
TELMA CELULAR S.A               37,245     1,087,440     2,095,479
TELAMAZON CELULAR S.A           49,494       306,150       427,915
TELEAMAPA CELULAR S.A            9,086       323,460       586,962
TELAIMA CELULAR S.A              7,405       180,954       339,166

Preferred shares are non-voting but have priority in the capital reimbursement and payment of non-cumulative minimum dividends. As of June 30, 1998, the book value per share of the holding was R$0,0005.

9.  MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL NSTRUMENTS)

Market values are computed at a specific time, based on relevant market data and information on financial instruments. Changes in premises can affect significantly the estimates.

Book balances approximate market values because of the short-term maturity of the instruments. There exists no material difference between the book balances and the market values and so they are not stated in this quarterly information.

10. STATEMENT OF CHANGES IN SHARESHOLDERS' EQUITY (HOLDING)

                MOVEMENT                                VALUE
--------------------------------------------------      -----
Merger by split-off of Telecomunicacoes Brasileira      147,889
 S.A. - Telebras (2/28/98)
Income for the period                                    23,414
BALANCE AT JUNE 30, 1998                                171,303

11. RECONCILIATION OF PARENT COMPANY AND CONSOLIDATED NET INCOME

At June 30, 1998 the reconciliation of parent company and consolidated net income was as follows:

                                                            VALUE
                                                            -----

Net income of Parent company                               23,414
Interest on work in progress                               (2,071)
CONSOLIDATED NET INCOME                                    21,343

Reconciliation items are increases in equity at the subsidiary companies, which were recorded directly in the sharesholders' equity of those companies; therefore, they are considered as gains or losses at the Parent company, upon valuation of its investments by the equity method.

11.  SHARESHOLDERS' EQUITY IN SUBSIDIARIES

                                                  Net      Shareholding
                                      Share    Income at        in
                             Net       Book     June 30,       total
   Company      Capital    Equity     Value       1998       capital %
--------------  --------   -------   ------    ---------   -------------
Telepara          96,530    102,747    0.0508       4,939         69.04
Telma             37,245     44,270    0.0139       6,504         66.79
Telamazon          9,494     62,758    0.0854      12,321         80.26
Telaima            7,405      9,142    0.0176       1,724         86.91
Teleamapa          9,086     11,596    0.0127       2,429         90.64
                 -------    -------                ------
TOTAL            199,760    230,513                27,917
                 =======    =======                ======


--------------------------------------------------------------------------------

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE PERIOD
--------------------------------------------------

FINANCIAL-ECONOMIC PERFORMANCE
------------------------------

1.     SCOPE

This performance report contains the consolidated figures of TELEPARA CELULAR S.A, TELAIMA CELULAR S.A, TELEAMAPA CELULAR S.A e TELEAMAZON CELULAR S.A. It does not include the figures of the parent company TELE NORTE CELULAR PARTICIPACOES S.A, which was incorporated at 5/22/98.

2.    OPERATING INCOME

The operating income for the period was the following:

2.1    Physical Data
       -------------

                                                 2nd qtr 1998
                                                 accumulated
                                                 30, June 1998
                                                 -------------

TELEPARA CELULAR                                        6,420
TELMA CELULAR                                           7,690
TELAIMA CELULAR                                         1,615
TELAMAZON CELULAR                                       6,880
TELEAMAPA CELULAR                                       1,413

Since holding Tele Norte Celular Participacoes S.A. was incorporated on May 22, 1998 by the split-off of Telebras, comparative data with the period of the period year are not being presented.

Installed Plant

In the period, the consolidated companies had the following installed plant:

Telephone accesses (in thousands) - Accumulated until June 30, 1998

     Companies                            Installed      In operation
--------------------                      ---------      ------------

TELEPARA CELULAR                           114,131        79,542
TELMA CELULAR                               46,141        37,740
TELAIMA CELULAR                              7,300         6,976
TELAMAZON CELULAR                           67,853        76,032
TELEAMAPA CELULAR                           12,000        12,465

Localities Served

Company                       States              No. of municipalities
-----------------           ----------           -----------------------

TELEPARA CELULAR             PARA                            35
TELMA CELULAR                MARANHAO                        33
TELAMAZON CELULAR            AMAZONAS                        03
TELAIMA CELULAR              RORAIMA                         03
TELEAMAPA CELULAR            AMAPA                           02
                                                             --
TOTAL                                                        76
                                                             ==

2.2    Economic Data
       -------------
                                           Operating
     Company                Net Income      Income      Net Income
------------------          ----------     ---------    ----------

TELEPARA CELULAR               38,023         9,735         4,939
TELMA CELULAR                  21,954         9,764         6,504
TELEAMAZON CELULAR             38,069        21,230        12,321
TELAIMA CELULAR                 3,775         2,561         1,724
TELEAMAPA CELULAR               4,554         3,658         2,429
                              -------        ------        ------
Total                         106,375        46,948        27,917
                              =======        ======        ======

The figures are the result of the summation of book values and do not consider the elimination of related-party transactions.


3.     HUMAN RESOURCES

Telebras System companies are undergoing a restructuring process: first, with the split-off of the cellular business segment and, later, with the regrouping of the operating companies in holdings in accordance with Law 9472/97 and Decree No. 2546/98. In this restructuring, employees have been transferred from one company to the other in order to meet the operating requirements.

Personnel as of June 30, 1998 was the following:

    Company                                     Authorized  Effective
-----------------                               ----------  ---------
TELEPARA CELULAR                                   151        119
TELMA CELULAR                                       48         32
TELAMAZON CELULAR                                   79         67
TELEAMAPA CELULAR                                   13         13
TELAIMA CELULAR                                     12         12
                                                   ---        ---
Total                                              303        243
                                                   ===        ===

4.  STATEMENT OF ADDED VALUE AS OF JUNE 30, 1998

Evidences the wealth generated by the company and the economic destination. This model considers the concept of income.

                   TELMA        %       TLEPARA      %       TELAIMA       %
                  --------  ---------  ---------  --------  ----------  --------

INCOME             28,686     151.55     50,899    157.61       4,945    118.67
Material,
 outsourced
 services and
 other supplies    (9,757)    (51.55)   (18,604)   (57.61)       (778)   (18.67)
                  -------     ------               ------      ------    ------

ADDED VALUE        18,929     100.00     32,295    100.00       4,167    100.00
Salaries and
 charges             (396)     (2.09)    (3,173)    (9.83)       (180)    (4.32)
Government
 (taxes)          (10,038)    (53.03)   (17,734)   (54.91)     (1,941)   (46.58)
Third-parties        (505)     (2.67)    (2,639)    (8.17)       (112)    (2.69)
                  -------     ------    -------    ------      ------    ------
RETAINED SURPLUS    7,990      42.21      8,749     27.09       1,934     46.41

                       TELEAMAZON        %        TELEAMAPA         %
                      ------------  -----------  ------------  -----------

INCOME                     51,383       128.69         5,821       109.23
Material,
 outsourced services
    and other
     supplies             (11,456)      (28.69)         (482)       (9.03)
                                        ------        ------       ------
ADDED VALUE                39,927       100.00         5,339       100.00
Salaries and charges       (1,249)       (3.13)         (162)       (3.03)
Government (taxes)        (21,358)      (53.49)       (2,452)      (45.93)
Third-parties              (2,684)       (6.72)          (12)        0.22
                          -------       ------        ------       ------
RETAINED SURPLUS           14,636        36.66         2,713        50.82

5.  EVALUATION INDICATORS AT MARCH 30, 1998

                                 Return on      Margin of
                Indebtedness      Income         Profit         Current
   Company            %              %              %        Marketability
-------------   -------------  -------------  -------------  -------------

TELEPARA                  25              5             13            2.00
TELAMAZON                123             20             32            1.05
TELAIMA                   22             19             46            3.51
TELEAMAPA                 57             21             53            1.31
TELMA                     11             15             30            4.12

TELE NORTE CELULAR PARTICIPACOES S.A.
-------------------------------------


CONSOLIDATED STATEMENT OF INCOME
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1998
(In thousands of reais - R$)
--------------------------------------------------------------------------------


                                             3 months       6 months
                                            ended June        ended
                                             30, 1998     June 30, 19
                                            ----------    -------------

NET OPERATING REVENUE FROM
 TELECOMMUNICATION                               55,490        106,375
    SERVICES

COST OF SERVICES                                (14,686)       (29,476)
                                            -----------    -----------

GROSS REVENUE                                    40,804         76,899

OTHER OPERATING INCOME (EXPENSES):
Selling expenses                                (16,827)       (21,010)
General and administrative expenses              (3,154)        (6,857)
Financial expenses                               (2,758)        (4,400)
Financial income                                  1,569          2,406
Other operating income (expenses)                  (568)            49
                                            -----------    -----------

OPERATING INCOME                                 19,066         47,087

NON OPERATING INCOME                                120            125
                                            -----------    -----------

INCOME BEFORE INCOME TAX AND SOCIAL
    CONTRIBUTION AND PROFIT SHARING              19,186         47,212

PROVISION FOR INCOME TAX AND SOCIAL
    CONTRIBUTION AND ADDITIONAL STATE TAX        (9,017)       (19,109)

PROFIT SHARING - EMPLOYEES                          (97)          (186)

MINORITY INTERESTS                               (2,442)        (6,574)
                                            -----------    -----------

NET INCOME FOR THE PERIOD                         7,630         21,343
                                            ===========    ===========

NUMBER OF SHARES (THOUSAND)                 334,399,028    334,399,028
                                            ===========    ===========

NET INCOME PER THOUSAND SHARES                  0.00002        0.00006
                                            ===========    ===========

--------------------------------------------------------------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly autorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS


Date:  September 21, 1998


                        By:    /s/ Jonas de Oliveira Jr.
                            ----------------------------
                            Name:  Jonas de Oliveira Jr.
                            Title:  Director of Finance and Investor Relations